UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Post-Effective Amendment No. 4 to

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
(Formerly Online Processing, Inc.)
(Exact name of registrant as specified in its charter)

Nevada	522200	22-3774845
(state or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

23 rd Floor, Building A, Galaxy Century Building, No. 3069 Caitian Road,
Futian District, Shenzhen
People’s Republic of China
Post Code: 518052

010-(86) 755-2655-3152
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Yi Song
Chief Executive Officer
23 rd Floor, Building A, Galaxy Century Building, No. 3069 Caitian Road,
Futian District, Shenzhen
People’s Republic of China
Post Code: 518052
010-(86) 755-2655-3152
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
Simon C.M. Luk
HELLER EHRMAN LLP
35th Fl., One Exchange Square, 8 Connaught Place
Central, Hong Kong
Telephone:  2292-2000
Facsimile:  2292-2200

As soon as practicable after effectiveness of the Registration Statement
(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.     ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering:     ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:     ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:     ☐

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (3)
Common stock, par value $0.001 per share	4,693,000	$11.70	$54,908,100	$5,875.17

(1) Based on the average of the high and low sales prices per share of the registrant’s common stock as reported on the over the counter market of the National Association of Securities Dealers “Electronic Bulletin Board” on June 12, 2006, within five business days of the date of filing the registration statement.

(2) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended (the “Securities Act”).

(3) Calculated pursuant to Section 6(b) of the Securities Act as follows: proposed maximum aggregate offering amount multiplied by 0.000107.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED November 7, 2008

PROSPECTUS
4,693,000 Shares of Common Stock

of

Diguang International Development Co., Ltd.

We are registering for resale up to 4,693,000 shares of our common stock, par value $0.001 per share, by the selling stockholders identified in this prospectus. We will not receive any of the proceeds from the disposition of these shares by the selling stockholders. We will bear all costs, expenses and fees in connection with the registration of these shares. The selling stockholders will bear all commissions and discounts, if any, attributable to their respective sales of shares.

The selling stockholders or their permitted transferees or other successors in interest may, but are not required to, sell their common stock in a number of different ways and at varying prices. See “Plan of Distribution” on page 73 for a description of how the selling stockholders may dispose of the shares covered by this prospectus.

Our common stock currently trades in the over-the-counter market of the National Association of Securities Dealers “Electronic Bulletin Board” under the symbol “DGNG.” On August 1, 2008, the last reported sale price of our common stock in the over-the-counter market was $0.75 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE “RISK FACTORS” SECTION BEGINNING ON PAGE 7 OF THIS PROSPECTUS.

 Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 7, 2008

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from the information contained in this prospectus. We are not making an offer to sell securities in any state where offers and sales are not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of when this prospectus is delivered or when any sale of our common stock occurs.

CONVENTIONS THAT APPLY TO THIS PROSPECTUS

In this prospectus, unless the context specifically indicates otherwise:

•	“the Company,” “we,” “us” and “our” refer to Diguang International Development Co., Ltd. and/or its subsidiaries;

•	“Diguang Holdings” refers to Diguang International Holdings Limited;

•	“Diguang” refers to Diguang International Development Co., Ltd.;

•	“Diguang Electronics” refers to Shenzhen Diguang Electronics Co., Ltd.;

•	“Well Planner” refers to Well Planner Limited;

•	“Diguang Technology” refers to Diguang Science and Technology (HK) Limited;

•	“China,” “PRC,” and variations of these terms refer to The People’s Republic of China;

•	“Online” refers to Online Processing, Inc.;

•
translations of Chinese Renminbi, or RMB, into United States dollars are denominated using the closing exchange rates in effect as of the balance sheet date for the fiscal quarter to which the translated RMB amount relates, except as otherwise stated; and

•
the Diguang logo is a registered stylized trademark of Diguang International Development Co., Ltd. All other trademarks, trade names or service marks appearing in this prospectus are the property of their respective holders.

PROSPECTUS SUMMARY

        The following summary highlights basic information about our business and this offering that is contained elsewhere in this prospectus. It does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including the “Risk Factors” section and our consolidated financial statements and the accompanying notes, before making a decision to invest in our common stock.

Diguang

        We design, manufacture, sell and distribute small to medium-sized Light Emitting Diode (“LED”) and Cold Cathode Fluorescent Lamp (“CCFL”) backlights for Liquid Crystal Displays (“LCD”) in a variety of applications, such as color displays for cell phones, car televisions and navigation systems, digital cameras, camcorders, PDAs and DVDs, CD and MP3/MP4 players and appliance displays. Our manufacturing subsidiary is headquartered in Shenzhen, China. We have also developed large size of LED/CCFL backlight products for LCD Display and we have started to enter the backlight markets for computer displays and televisions.

In 2007, we generated revenues of $45.9million, net loss of $2.9 million and cash flow from operations of $3.9 million. We have been profitable and cash flow positive each year since 1999 except 2007.

Our Industry

The backlight industry is closely associated with the consumer electronics industry. LCDs are used to present data and images in a wide variety of applications, ranging from cell phones to car navigation and entertainment systems to the larger displays used in flat panel televisions and computer monitors, including laptop computer screens.

LCD technology allows for a higher level of light output than other types of panel displays. It has become the mainstream technology in today’s display market with demand for such technology increasing by 10 to 15 percent per year. According to Displaybank, a reputable Korean based research firm, the global LCD display market was approximately $71.7 billion in 2007 and the shipment of TFT-LCD panel reached 393.5 million units in 2007, and it is expected to grow to approximately $94 billion by 2010. This significant growth projection is being driven by an increase in the breadth of applications utilizing LCDs to take advantage of their increased brightness and clarity, the development of new LCD-related technologies and the growing use of LCDs in larger screen applications, e.g. television sets.

Generally, companies that manufacture backlights supply them as a component to other parties, which incorporate them into a finished display unit, which consists of a film, such as a thin film transistor, that bears the image and the case or shell that is used to hold the backlight and film in place. As a result, our customers are typically the assemblers of the LCD modules, although we have some customers who are the final assemblers of the products that are sold to consumers.

Until recently, the backlight industry was centered in Japan and Korea, where the majority of modules used in the production of LCD displays, such as Samsung and Toshiba, are located. Based on certain cost advantages, Taiwan has become a leading producer of backlights as well.

More recently, a large number of backlight manufacturers, both independent ones and operations associated with Japanese and Korean companies, have begun production in the PRC, including Diguang. This shift of backlight production to the PRC is based in large measure on the comparability of its technical workforce and facilities to those of the traditional Asian producers, together with significant labor cost advantages. Those factors have, to some extent, pulled the assembly of display units into the PRC as well, even though a relatively small amount of the modules used to make LCD displays are currently produced in the PRC.

We consider our industry to be one that is expanding, as electronics are incorporated into a growing number of products and devices that benefit from the display of information and images. We have benefited from certain cost and strategic advantages relative to our competitors, and those advantages have enabled us to maintain attractive margins on our products up to this point. However, as a growing percentage of backlight production shifts to the PRC from higher-cost countries, price competition will increase, and our ability to preserve margins will depend on our continuing to improve our product quality, production efficiency and customer services relative to our competitors.

Company Information

We were incorporated in the State of Nevada on December 4, 2000, under the name of Online. We initially operated as an Internet-based mortgage processing provider for mortgage brokers. Unable to generate significant revenue in that business, we acquired Communication Field Services, Inc., “CFS”, a Nevada incorporated company managing wireless network installations for telecommunication service providers, on February 28, 2003, but we ceased commercial operations of that business in March 2003. On January 10, 2006, we entered into a share exchange agreement pursuant to which we acquired all of the stock of privately held Diguang Holdings, a British Virgin Islands holding company that owns several companies engaged in the backlight manufacturing and distribution business. Upon the closing of that share exchange transaction on March 17, 2006, we commenced our present line of business. Prior to the closing of that transaction, we had changed our name from Online to Diguang.

Our principal executive offices are located on the 8th   Floor of Building 64, Jinlong Industry District Majialong Nanshan District, Shenzhen, People’s Republic of China, Post Code: 518052, and our telephone number is 86-755-2655-3580. We are planning to establish an English language website to provide access to information about our corporation.

The Offering

Common stock offered by selling stockholders	Up to 4,693,000 shares

Common stock outstanding
As of October 9 , 2006, we have 22,593,000 shares of our common stock outstanding. As of the same date, 1,500,000 shares of our common stock are reserved; options to purchase 540,000 shares of our common stock have been granted and options to purchase 960,000 shares of our common stock remain available for granting. No option has been exercised up to now. See “Description of Our Common Stock.”

Use of proceeds	The selling stockholders will receive all net proceeds from the offering of our common stock covered by this prospectus. We will not receive any proceeds from this offering.

Plan of Distribution
The offering is made by the selling shareholders named in this prospectus, to the extent that they sell any shares of common stock. Sales may be made in the open market or in privately negotiated transactions, at fixed or negotiated prices. See “Plan of Distribution.”

OTC Bulletin Board / Nasdaq National Market symbol	DGNG

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Summary Consolidated Financial Data

You should read the summary consolidated financial data set forth below in conjunction with our consolidated financial statements, the notes to our consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus. The consolidated statements of income data for each of the three years ended December 31, 2005, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006 and 2007 have been derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The historical financial data for the six months ended June 30, 2007 and 2008 are unaudited. We prepared the unaudited consolidated financial information on the same basis as the audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments that we consider necessary for a fair presentation of its financial position and operating results for the periods presented. The consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Our historical results are not necessarily indicative of results to be expected for future periods.

Consolidated Statements of Income Data (in thousand):	Years Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
				(Unaudited)	(Unaudited)

Revenues	$35,648	$34,242	$45,909	$15,659	$33,097
Cost of revenues	23,067	23,145	38,088	13,002	28,276

Gross profit	12,581	11,097	7,821	2,656	4,821

Operating expenses	3,873	9,017	10,735	4,635	3,896

Income(loss) from operations	8,708	2,080	(2,914)	(1,979)	925

Interest (expenses)income, net	(32)	158	122	91	(123)
Other income(expenses), net	286	(46)	316	334	(184)

Income before taxes	8,962	2,192	(2,476)	(1,554)	618

Income tax expense (benefit)	533	452	94	20	125

Net income (loss) before minority interest	8,429	1,740	(2,570)	(1,574)	493

Minority interest	(84)	75	335	136	190

Net income(loss)	$8,514	$1,665	$(2,905)	$(1,710)	$303

The following table presents consolidated balance sheet data (in thousand):

	December 31,		June 30,.
	2006	2007	2008

Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$20,550	$16,250	$9,137
Working capital	21,096	11,784	12,987
Total assets	46,967	56,580	64,266
Total liabilities	12,184	26,468	32,161
Total stockholders’ equity	33,740	27,291	29,599

Consolidated Statements of Cash Flows Data:
Cash flow provided by(used in) operating activities	$3,624	$3,895	$(6,264)
Cash flow used in investing activities	5,446	10,150	3,290

RISK FACTORS

Investment in our common stock involves risk. You should carefully consider the risks we describe below before deciding to invest. The market price of our common stock could decline due to any of these risks, in which case you could lose all or part of your investment. In assessing these risks, you should also refer to the other information included in this prospectus, including our consolidated financial statements and the accompanying notes. You should pay particular attention to the fact that we are a holding company with substantial operations in China and are subject to legal and regulatory environments that in many respects differ from that of the United States.  Our business, financial condition or results of operations could be affected materially and adversely by any of the risks discussed below and any others not foreseen. This discussion contains forward-looking statements.

Risks Related to our Business

Adverse trends in the electronics industry, such as an overall decline in price or a shift away from products that incorporate our backlights, may reduce our revenues and profitability.

Our business depends on the continued vitality of the electronics industry, which is subject to rapid technological change, short product life cycles and profit margin pressures. In addition, the electronics industry historically has been cyclical and subject to significant downturns characterized by diminished product demand, accelerated erosion of average selling prices and production over-capacity.   It is also characterized by sudden upswings in the cycle, which can lead to shortages of key components needed for our business, for which there is not always an alternative source. Economic conditions affecting the electronics industry in general or our major customers may adversely affect our operating results by reducing the level of business that they furnish to us or the price they are willing to pay for our products.   If our customers’ products fail to gain widespread commercial acceptance, become obsolete or otherwise suffer from low sales volume, our revenues and profitability may stagnate or decline.

If OLED technology matures, it may lessen the demand for LCDs and LED/CCFL Backlights, which could reduce our revenues and profits.

Organic Light Emitting Diode technology is an alternative to traditional LED technology that is still in the development phase, with companies attempting to create an OLED solution for cell phones and other small size applications.  This technology has the potential to supplant traditional LEDs in many applications, but it still faces many performance issues related to the life span, processing technology, restrictions of sizes, etc. and for many applications it is still cost prohibitive.  If development of this technology overcomes those drawbacks, it will compete with existing LCD display technologies and may reduce the demand for LCDs and the backlights that we supply to the makers of LCDs.  Our client base is currently diverse and involved with manufacturing products in a variety of different sizes and for many different applications.  Due to the current diverse product base of our customers, a currently perceived growing demand for our backlights in medium and large size applications and enhancements in LCD technology, we believe that OLED technology will have little or no short term or medium-term effect on our levels of LCD backlight sales.  However, if the OLED technology matures or our current beliefs or understandings materially change, it may lessen the demand for LCDs and related components, leading to a reduction of our revenues or profits or both.

A few customers and applications account for a significant portion of our sales, and the loss of any one of these customers may reduce our revenues and profits.

A significant portion of our revenue is generated from a small number of customers.  The aggregate percentage of the revenue contributed by our top three customers in the year ended December 31, 2007 was 39%, with roughly 28% coming from the two largest customers.  Under present conditions, the loss of any of these customers, or a significant reduction in our level of sales to any or all of them, could have a material adverse effect on our business and operating results.

We do not have long-term purchase commitments from our customers and may have to rely on customer forecasts in making production decisions, and any cancellation of purchase commitments or orders may result in the waste of raw materials or work in process associated with those orders, reducing both our revenues and profitability.

As a backlight manufacturer, we must provide increasingly rapid product turnaround. A variety of conditions, both specific to individual customers and generally affecting the demand for these products, may cause customers to cancel, reduce or delay orders. Cancellations, reductions or delays by a significant customer or by a group of customers would result in a material reduction in revenue.  Those customer decisions could also result in excess and obsolete inventory and/or unabsorbed manufacturing capacity, which could reduce our profits or impair our cash flow. On occasion, customers require rapid increases in production, which can strain our resources, leading to a reduction in our margins as a result of the additional costs necessary to meet those demands.

Our customers generally do not provide us with firm, long-term volume purchase commitments. In addition, industry trends over the past five years have led to dramatically shortened lead times on purchase orders, as rapid product cycles have become the norm. Although we sometimes enter into manufacturing contracts with our customers, these contracts principally clarify order lead times, inventory risk allocation and similar matters, rather than providing for firm, long-term commitments to purchase a specified volume of products at a fixed price. As a result, customers can generally cancel purchase commitments or reduce or delay orders at any time. The large percentage of our sales to customers in the electronics industry, which is subject to severe competitive pressure, rapid technological change and product obsolescence, increases our inventory and overhead risks, among others, as we must maintain inventories of raw materials, work in process and finished goods to meet customer delivery requirements, and those inventories may become obsolete if the anticipated customer demand does not materialize.

We also make significant decisions, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, facility requirements, personnel need, and other resource requirements, based upon our estimates of customer requirements. The short-term nature of our customers’ commitments and the possibility of rapid changes in demand for these products reduce our ability to estimate accurately the future requirements of those customers. Because many of our costs and operating expenses are fixed, a reduction in customer demand can reduce our gross margins and operating results. In order to transact business, we assess the integrity and creditworthiness of our customers and suppliers and we may, based on this assessment, incur design and development costs that we expect to recoup over a number of orders produced for the customer.  Such assessments are not always accurate and expose us to potential costs, including the write off of costs incurred and inventory obsolescence if the orders anticipated do not materialize. We may also occasionally place orders with suppliers based on a customer’s forecast or in anticipation of an order that is not realized. Additionally, from time to time, we may purchase quantities of supplies and materials greater than required by customer orders to secure more favorable pricing, delivery or credit terms. These purchases can expose us to losses from cancellation costs, inventory carrying costs or inventory obsolescence, and hence adversely affect our business and operating results.

Failure to optimize our manufacturing potential and cost structure could materially increase our overhead, causing a decline in our margins and profitability.

We strive to utilize the manufacturing capacity of our facilities fully but may not do so on a consistent basis. Our factory utilization is dependent on our success in accurately forecasting demand, predicting volatility, timing volume sales to our customers, balancing our productive resources with product mix, and planning manufacturing services for new or other products that it intends to produce. Demand for contract manufacturing of these products may not be as high as we expect, and we may fail to realize the expected benefit from our investment in our manufacturing facilities. Our profitability and operating results are also dependent upon a variety of other factors, including: utilization rates of manufacturing lines, downtime due to product changeover, impurities in raw materials causing shutdowns, and maintenance of contaminant-free operations. Failure to optimize our manufacturing potential and cost structure could materially and adversely affect our business and operating results.

Moreover, our cost structure is subject to fluctuations from inflationary pressures in China and other geographic regions where we conduct business. China is currently experiencing dramatic growth in its economy. This growth may lead to continued pressure on wages and salaries that may exceed increases in productivity. In addition, these may not be compensated for and may be exacerbated by currency movements.

We face intense competition, and many of our competitors have substantially greater resources than we have.  Increased competition from these competitors may reduce our revenues or decrease our margins, either or both of which would reduce our profitability and could impair cash flow.

We operate in a competitive environment that is characterized by price deflation and technological change. We compete with major international and domestic companies. Our major competitors include Shian Yih Electronics Ind. Co. Ltd., Wai Chi Electronics Ltd., Radiant Opto-Electronics Corporation, K-Bridge Electronics Co. Ltd., etc. and other similar companies primarily located in Japan, Taiwan, Korea, Hong Kong and China Mainland. Our competitors may have greater market recognition and substantially greater financial, technical, marketing, distribution, purchasing, manufacturing, personnel and other resources than we do.  Furthermore, some of our competitors have manufacturing and sales forces that are geographically diversified, allowing them to reduce transportation expenses, tariff costs and currency fluctuations for certain customers in markets where their facilities are located.  Many competitors have production lines that allow them to produce more sophisticated and complex devices than we currently do and to offer a broader range of display devices to our target customers. Other emerging companies or companies in related industries may also increase their participation in the display and display module markets, which would intensify competition in our markets. We might lose some of our current or future business to these competitors or be forced to reduce our margins to retain or acquire that business, which could decrease our revenues or slow our future revenue growth and lead to a decline in profitability.

We depend on the market acceptance of our customers’ products, and significant slowdown in demand for those products would reduce our revenues and our profits.

Currently, we do not sell products to end users. Instead, we design and manufacture various display product solutions that our customers incorporate into their products. As a result, our success depends almost entirely upon the widespread market acceptance of our customers’ products. Any significant slowdown in the demand for our products would likely reduce our revenues and profits.  Therefore, we must identify industries that have significant growth potential and establish strong, long-term relationships with manufacturers in those industries. Our failure to identify potential growth opportunities or establish these relationships would limit our revenue growth and profitability.

We extend credit to our customers and may not be able to collect all receivables due to us, and our inability to collect such receivables may have an adverse effect on our immediate and long-term liquidity.

We extend credit to our customers based on assessments of their financial circumstances, generally without requiring collateral.  As of December 31, 2007, our accounts receivable, after deducting an allowance for bad debts, was nearly $12.7 million.  Our overseas customers may be subject to economic cycles and conditions different from those of our domestic customers. We may also be unable to obtain satisfactory credit information or adequately secure the credit risk for some of these overseas customers.  The extension of credit presents an exposure to risk of uncollected receivables.  Additionally, we may not realize from receivables denominated in a foreign currency the anticipated amounts in United States dollar terms due to fluctuations in currency values. Our inability to collect on these accounts may reduce on our immediate and long term liquidity.

The growth of our business depends on our ability to finance new products and services and these increased costs may reduce our cash flows and, if the products and services in which we have invested do not succeed, it would reduce our profitability.

We operate in the consumer electronics industry, which is characterized by rapid change.  New technologies are appearing with increasing frequency to supplant existing technologies.  In order to capture increased market share, manufacturers are adopting a shorter product life cycle from a cosmetic, if not functional, standpoint, but those cosmetic changes generally have a direct effect on the backlight products that the new designs incorporate. Technological advances, the introduction of new products, new designs and new manufacturing techniques could render our inventory obsolete, or it could shift demand into areas where we are not currently engaged.  If we fail to adapt to those changing conditions in a timely and efficient manner, our revenues and profits would likely decline. To remain competitive, we must continue to incur significant costs in product development, equipment and facilities and to make capital investment. These costs may increase, resulting in greater fixed costs and operating expenses. As a result, we could be required to expend substantial funds for and commit significant resources to the following:

•	research and development activities on existing and potential product solutions;

•	additional engineering and other technical personnel;

•	advanced design, production and test equipment;

•	manufacturing services that meet changing customer needs;

•	technological changes in manufacturing processes; and

•	expansion of manufacturing capacity.

Our future operating results will depend to a significant extent on our ability to continue to provide new product solutions and electronic manufacturing services that compare favorably on the basis of time to market, cost and performance with the design and manufacturing capabilities and competing third-party suppliers and technologies. Our failure to increase our net sales sufficiently to offset these increased costs would reduce our profitability.

We are subject to lengthy sales cycles, and it could take longer than we anticipate before our sales and marketing efforts result in revenue.

Our focus on developing a customer base that requires custom displays and devices means that it may take longer to develop strong customer relationships. Moreover, factors specific to certain industries have an impact on our sales cycles. In particular, those customers who operate in or supply to the medical and automotive industries require longer sales cycles, as qualification processes are longer and more rigorous, often requiring extensive field audits. These lengthy and challenging sales cycles may mean that it could take longer before our sales and marketing efforts result in revenue to us, if at all.  As a result, the return on the time and effort invested in developing these opportunities may be deferred, or may not be realized at all, reducing our profitability.

Products we manufacture may contain design or manufacturing defects, which could result in reduced demand for our services and customer claims, causing us to sustain additional costs, loss of business reputation and legal liability.

We manufacture products to our customers’ requirements, which can be highly complex and may at times contain design or manufacturing errors or failures. Any defects in the products we manufacture, whether caused by a design, manufacturing or component failure or error, may result in returns, claims, delayed shipments to customers or reduced or cancelled customer orders. If these defects occur, we will incur additional costs, and if in they occur in large quantity or frequently, we may sustain additional costs, loss of business reputation and legal liability.

We could become involved in intellectual property disputes, resulting in substantial costs and diversion of our management resources.  Such disputes could materially and adversely affect our business by increasing our expenses and limiting the resources that we can devote to expansion of our business, even if we ultimately prevail.

Diguang Electronics currently possesses two Chinese patents, and we utilize the additional patented technologies that are material to our business, which are in the process of being transferred to Diguang Electronics from Yi Song, referred to in our prior filings as Song Yi to conform to Chinese convention of last name first, our Chairman, CEO and the current owner of the patents. If the patents are not successfully transferred, we will not be able to use the same patents, which would hamper our production and this would have a material and adverse effect on our business and revenues. If a patent is infringed upon by a third party, we may need to devote significant time and financial resources to attempt to halt the infringement. We may not be successful in defending the patents involved in such a dispute. Similarly, while we do not knowingly infringe on patents, copyrights or other intellectual property rights owned by other parties; we may be required to spend a significant amount of time and financial resources to resolve any infringement claims against us.  We may not be successful in defending our position or negotiating an alternative remedy.  Any litigation could result in substantial costs and diversion of our management resources and could reduce our revenues and profits.

Our customers may decide to design and/or manufacture the products that they currently purchase from us, which may reduce our revenues and profits, as we may not be able to compete successfully with these in-house developments.

Our competitive position could also be adversely affected if one or more of our customers decide to design and/or manufacture their own backlights and display modules. We may not be able to compete successfully with these in-house developments by our customers, which would tend to favor their in-house supply over us, even in cases where price and quality may not be comparable.

We may develop new products that may not gain market acceptance, and our significant costs in designing and manufacturing services for new product solutions may not result in sufficient revenue to offset those costs or to produce profits.

We operate in an industry characterized by frequent and rapid technological advances, the introduction of new products and new design and manufacturing technologies.  As a result, we may be required to expend funds and commit resources to research and development activities, possibly requiring additional engineering and other technical personnel; purchasing new design, production, and test equipment; and continually enhancing design and manufacturing processes and techniques. We may invest in equipment employing new production techniques for existing products and new equipment in support of new technologies that fail to generate adequate returns on the investment due to insufficient productivity, functionality or market acceptance of the products for which the equipment may be used. We could, therefore, incur significant sums in design and manufacturing services for new product solutions that do not result in sufficient revenue to make those investments profitable.  Furthermore, customers may change or delay product introductions or terminate existing products without notice for any number of reasons unrelated to us, including lack of market acceptance for a product. Our future operating results will depend significantly on our ability to provide timely design and manufacturing services for new products that compete favorably with design and manufacturing capabilities and third party suppliers.

Our component and materials suppliers may fail to meet our needs, causing us to experience manufacturing delays, which may harm our relationships with current or prospective customers and reduce sales.

We do not have long term supply contracts with the majority of our suppliers or for specific components. This generally serves to reduce our commitment risk but does expose us to supply risk and to price increases that we may not be able to pass on to our customers.  In our industry, at times, there are shortages of some of the materials and components that it uses. If we are unable to obtain sufficient components on a timely basis, we may experience manufacturing delays, which could harm our relationships with current or prospective customers and reduce sales.  Moreover, some suppliers may offer preferential terms to our competitors, who may have greater buying power or leverage in negotiations.  That would place us at a competitive disadvantage.

We may be affected by power shortages, causing delays in delivery of products to our customers, resulting in possible loss of business or claims against us and cause us to lose future business from those or other customers.

Our Dongguan factory consumes a significant amount of electricity, and there are a significant number of industrial facilities in the area where this factory is located.  Therefore, power shortages may occur and the facility may be deprived of electricity for undetermined periods of time.  This may result in longer production timeframes and delays in delivery of product to our customers.  Failure to meet delivery deadlines may result in the loss of business or claims against us, which may have a material and adverse effect on our business, profitability and reputation.

Our financial performance could be harmed if compliance with new environmental regulations becomes too burdensome.

Although we believe that we are operating in compliance with applicable Chinese government environmental laws, there is no assurance that we will be in compliance consistently, as such laws and regulations or their interpretation and implementation change. Failure to comply with environmental regulation could result in the imposition of fines, suspension or halting of production or closure of manufacturing operations.

We may not be able to secure financing needed for future operating needs on acceptable terms, or on any terms at all.

From time to time, we may seek additional equity or debt financing to provide the capital required to maintain or expand our design and production facilities and equipment and/or working capital, as well as to repay outstanding loans if cash flow from operations is insufficient to do so. We cannot predict with certainty the timing or amount of any such capital requirements. If such financing is not available on satisfactory terms, we may be unable to expand our business or to develop new business at the rate desired.

Failure to manage growth effectively could result in inefficiencies that could increase our costs, reducing our profitability.

We have increased the number of our manufacturing and design programs and intend to expand further the number and diversity of our programs.  The number of locations where we manufacture may also increase.  Our ability to manage our planned growth effectively will require us to:

•	enhance quality, operational, financial and management systems;

•	expand facilities and equipment; and

•	successfully hire, train and motivate additional employees, including the technical personnel necessary to operate our production facilities.

An expansion and diversification of our product range, manufacturing and sales will result in increases in our overhead and selling expenses. We may also be required to increase staffing and other expenses as well as expenditures on plant, equipment and property in order to meet the anticipated demand of our customers. Customers, however, generally do not commit to firm production schedules for more than a short time in advance. Any increase in expenditures in anticipation of future orders that do not materialize would adversely affect our profitability. Customers also may require rapid increases in design and production services that place an excessive short-term burden on our resources and reduce our profitability.

Potential strategic alliances may not achieve their objectives, which could lead to wasted effort or involvement in ventures that are not profitable and could harm our company’s reputation.

We are currently exploring strategic alliances designed to enhance or complement our technology or to work in conjunction with our technology, increase our manufacturing capacity, provide additional know-how, components or supplies, and develop, introduce and distribute products and services utilizing our technology and know-how. Any strategic alliances entered into may not achieve their strategic objectives, and parties to our strategic alliances may not perform as contemplated.  As a result, the alliances themselves may run at a loss, which would reduce our profitability, and if the products or customer service provided by such alliances were of inferior quality, our reputation in the marketplace could be harmed, affecting our existing and future customer relationships.

We may not be able to retain, recruit and train adequate management and production personnel.  We rely heavily on those personnel to help develop and execute our business plans and strategies, and if we lose such personnel, it would reduce our ability to operate effectively.

Our success is dependent, to a large extent, on our ability to retain the services of our executive management, who have contributed to our growth and expansion to date.  The executive directors play an important role in our operations and the development of our new products. Accordingly, the loss of their services, in particular Messrs. Yi Song and Hong Song, referred to in our prior filings as Song Hong to conform to Chinese convention of last name first, without suitable replacements, will have an adverse affect on our business generally, operating results and future prospects.

In addition, our continued operations are dependent upon our ability to identify and recruit adequate management and production personnel in China. We require trained graduates of varying levels and experience and a flexible work force of semi-skilled operators. Many of our current employees come from the more remote regions of China as they are attracted by the wage differential and prospects afforded by Shenzhen and our operations. With the economic growth currently being experienced in China, competition for qualified personnel will be substantial, and there can be no guarantee that a favorable employment climate will continue and that wage rates we must offer to attract qualified personnel will enable us to remain competitive internationally. Inability to attract such personnel may or the increased cost of doing so could reduce our competitive advantage relative to other backlight producers, reducing or eliminating our growth in revenues and profits.

Mr. Yi Song, our Chief Executive Officer, controls approximately 69% of our outstanding common shares and may have conflict of interest with our minority shareholders.

Mr. Yi Song, our Chief Executive Officer, beneficially owns approximately 69% of the outstanding shares of our common stock.  As a result of being the majority shareholder, for transactions that require shareholders approval, he has control over decisions to enter into any of them, which could result in the approval of transactions that might not maximize shareholders’ value, and has the ability to prevent entry into any of them.  In addition, he can control the election of members of the Company’s board, have the ability to appoint new members to the Company’s management team and control the outcome of matters submitted to a vote of the holders of the Company’s common   stock.  The interests of Mr. Yi Song may at times conflict with the interests of our other shareholders.

Risks Related to International Operations

If China does not continue its policy of economic reforms, it could, among other things, result in an increase in tariffs and trade restrictions on products we produce or sell following a business combination, making our products less attractive and potentially reducing our revenues and profits.

China’s government has been reforming its economic system since the late 1970s. The economy of China has historically been a nationalistic, “planned economy,” meaning it has functioned and produced according to governmental plans and pre-set targets or quotas.

However, in recent years, the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform and the reduction of state ownership in business enterprises. Although we believe that the changes adopted by the government of China have had a positive effect on the economic development of China, additional changes still need to be made. For example, a substantial portion of productive assets in China are still owned by the Chinese government. Additionally, the government continues to play a significant role in regulating industrial development. We cannot predict the timing or extent of any future economic reforms that may be proposed, but should they occur, they could reduce our operating flexibility or require us to divert our efforts to products or ventures that are less profitable than those we would elect to pursue on our own.

A recent positive economic change has been China’s entry into the World Trade Organization, the global international organization dealing with the rules of trade between nations. It is believed that China’s entry will ultimately result in a reduction of tariffs for industrial products, a reduction in trade restrictions and an increase in trading with the United States.  However, China has not fully complied with all of its WTO obligations to date, including fully opening its markets to American goods and easing the current trade imbalance between the two countries. If actions are not taken to rectify these problems, trade relations between the United States and China may be strained, and this may have a negative impact on China's economy and our business by leading to the imposition of trade barriers on items that incorporate our products, which would reduce our revenues and profits.

We are dependent on our Chinese manufacturing operations to generate the majority of our income and profits, and the deterioration of any current favorable local conditions may make it difficult or prohibitive to continue to operate or expand the manufacturing facilities in China.

Our current manufacturing operations are located in China, our administrative offices are in the United States and we have additional establishments in Hong Kong and the British Virgin Islands. The geographical distances between these facilities create a number of logistical and communications challenges, including time differences and differences in the cultures in each location, which makes communication and effective cooperation more difficult.  In addition, because of the location of the manufacturing facilities in China, we could be affected by economic and political instability there, including problems related to labor unrest, lack of developed infrastructure, variances in payment cycles, currency fluctuations, overlapping taxes and multiple taxation issues, employment and severance taxes, compliance with local laws and regulatory requirements, greater difficulty in collecting accounts receivable, and the burdens of cost and compliance with a variety of foreign laws. Moreover, inadequate development or maintenance of infrastructure in China, including adequate power and water supplies, transportation, raw materials availability or the deterioration in the general political, economic or social environment could make it difficult, more expensive and possibly prohibitive to continue to operate or expand the manufacturing facilities in China.

The Chinese government could change its policies toward, or even nationalize, private enterprise, which could leave us unable to use the assets we have accumulated for the purpose of generating profits for the benefit of our shareholders.

Over the past several years, the Chinese government has pursued economic reform policies, including the encouragement of private economic activities and decentralization of economic regulation. The Chinese government may not continue to pursue these policies or may significantly alter them to our detriment from time to time without notice. Changes in policies by the Chinese government that result in a change of laws, regulations, their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion or imports and sources of supply could materially reduce the value of our business by making us uncompetitive or, for example, by reducing our after-tax profits. The nationalization or other expropriation of private enterprises by the Chinese government could result in the total loss of our investment in China, where a significant portion of our profits are generated.

The Chinese legal system may have inherent uncertainties that could materially and adversely impact our ability to enforce the agreements governing our operations.

The performance of the agreements and the operations of our factories are dependent on our relationship with the local government. Our operations and prospects would be materially and adversely affected by the failure of the local government to honor our agreements or an adverse change in the laws governing them. In the event of a dispute, enforcement of these agreements could be difficult in China. China tends to issue legislation, which is followed by implementing regulations, interpretations and guidelines that can render immediate compliance difficult. Similarly, on occasion, conflicts arise between national legislation and implementation by the provinces that take time to reconcile. These factors can present difficulties in our ability to achieve compliance. Unlike the United States, China has a civil law system based on written statutes in which judicial decisions have limited precedential value. The Chinese government has enacted laws and regulations to deal with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, our experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes in China is therefore unpredictable. These matters may be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces and factors unrelated to the legal merits of a particular matter or dispute may influence their determination.

Because our operations are international, we are subject to significant worldwide political, economic, legal and other uncertainties that may make collection of amounts owed to us difficult or costly, or conducting operations more difficult should materials needed from certain places be unavailable for an indefinite or extended period of time.

We have subsidiaries in the British Virgin Islands, China and Hong Kong. Because we manufacture all of our products in China, substantially all of the net book value of our total fixed assets is located there. However, we sell our products to customers worldwide, with concentrations of customers in Taiwan, Hong Kong, North America, Europe, Japan, Southeast Asia and China Mainland.  As a result, we will have receivables from and goods in transit to those locations. Protectionist trade legislation in the United States or foreign countries, such as a change in export or import legislation, tariff or duty structures, or other trade policies, could adversely affect our ability to sell products in these markets, or even to purchase raw materials or equipment from foreign suppliers. Moreover, we are subject to a variety of United States laws and regulations, changes to which may affect our ability to transact business with certain customers or in certain product categories.

We are also subject to numerous national, state and local governmental regulations, including environmental, labor, waste management, health and safety matters and product specifications. We are subject to laws and regulations governing our relationship with our employees, including: wage and hour requirements, working and safety conditions, citizenship requirements, work permits and travel restrictions. These include local labor laws and regulations, which may require substantial resources for compliance. We are subject to significant government regulation with regard to property ownership and use in connection with our leased facilities in China, import restrictions, currency restrictions and restrictions on the volume of domestic sales and other areas of regulation, all of which can limit our ability to react to market pressures in a timely or effective way, thus causing us to lose business or miss opportunities to expand our business.

Fluctuation of the Renminbi could make our pricing less attractive, causing us to lose sales, or could reduce our profitability when stated in terms of another currency, such as the U.S. dollar.

The value of the Renminbi, the main currency used in China, fluctuates and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies such as the dollar has been generally based on rates set by the People’s Bank of China, which are set daily based on the previous day's interbank foreign exchange market rates and current exchange rates on the world financial markets. The official exchange rate had remained stable over the past several years. However, China recently adopted a floating rate with respect to the Renminbi, with a 0.3% fluctuation. As a result, the exchange rate of the Renminbi rose to 7.29 against the dollar as at December 31, 2007, amounting to a 6.5% appreciation of the Renminbi within one year. This floating exchange rate, and any appreciation of the Renminbi that may result from such rate, could have various effects on our business, which include making our products more expensive relative to those of our competitors than has been true in the past, or increasing our profitability when stated in dollar terms.  It is not possible to predict if the net effects of the appreciation of the Renminbi, if it occurred, would be positive or negative for our business.

Changes in foreign exchange regulations in China may affect our ability to pay dividends in foreign currency or conduct other business for which we would need access to foreign currency exchange.

Renminbi, or RMB, is not currently a freely convertible currency, and the restrictions on currency exchanges may limit our ability to use revenues generated in RMB to fund business activities outside China or to make dividends or other payments in United States dollars. The Chinese government strictly regulates conversion of RMB into foreign currencies.  For example, RMB cannot be converted into foreign currencies for the purpose of expatriating the foreign currency, except for purposes such as payment of debts lawfully owed to parties outside of China.  Over the years, foreign exchange regulations in China have significantly reduced the government’s control over routine foreign exchange transactions under current accounts.

The State Administration for Foreign Exchange, or “SAFE”, regulates the conversion of the RMB into foreign currencies. Currently, Foreign Invested Enterprises, or “FIE”, are required to apply for “Foreign Exchange Registration Certificates,” which permit the conversion of RMB into foreign exchange for the purpose of expatriating profits earned in China to a foreign country.  Our China subsidiary, Diguang Electronics, is a FIE that has obtained the registration certifications, and with such registration certifications, which need to be renewed annually, Diguang Electronics is allowed to open foreign currency accounts including a “current account” and “capital account.” Currently, conversion within the scope of the “current account”, e.g. remittance of foreign currencies for payment of dividends, etc., can be effected without requiring the approval of SAFE. However, conversion of currency in the “capital account”, e.g. for capital items such as direct investments, loans, securities, etc., still requires the approval of SAFE.  In accordance with the existing foreign exchange regulations in China, Diguang Electronics is able to pay dividends in foreign currencies, without prior approval from the SAFE, by complying with certain procedural requirements.

Although we have not experienced any difficulties in the repatriation of our profits out of China or in meeting our foreign exchange needs to date, there can be no assurance that the current foreign exchange measures will not be changed in a way that will make payment of dividends and other distributions outside of China more difficult or unlawful. As a result, if we intend to distribute profits outside of China, there can be no assurance that we will be able to obtain sufficient foreign exchange to do so.

In addition, on October 21, 2005, SAFE promulgated Notice 75, Notice on Issues concerning Foreign Exchange Management in People’s Republic of China Residents’ Financing and Return investments through Overseas Special Intention Company. Notice 75 provides that Chinese residents shall apply for Foreign Exchange Investment Registration before establishing or controlling an OSIC, which is defined by Notice 75 as a foreign enterprise directly established or indirectly controlled by Chinese residents for foreign equity capital financing with their domestic enterprise assets and interests.

Notice 75 further requires that Chinese residents shall process the modification of foreign investment exchange registration for the interests of net assets held by Chinese residents in an OSIC and its alteration condition, if Chinese residents contributed their domestic assets or shares into the OSIC, or processed foreign equity capital financing after contributing their domestic assets or shares into the OSIC.

Pursuant to Notice 75, Chinese residents are prohibited, among other things, from distributing profits or proceeds from a liquidation, paying bonuses, or transferring shares of the OSIC outside of China if Chinese residents have not completed or do not maintain the Foreign Investment Exchange Registration.

Yi Song and Hong Song, our principals, have filed the requisite application for foreign investment exchange registration under the relevant laws of China and the regulations of Notice 75, and their registration application has been approved by SAFE. Their foreign investment exchange registration is valid, legal and effective for the purpose of Notice 75.

However, we cannot provide any assurance that Chinese regulatory authorities will not impose further restrictions on the convertibility of the RMB. Since our subsidiary in China generates a significant proportion of our revenue and these revenues are denominated mainly in RMB, any future restrictions on currency exchanges may limit our ability to repatriate such revenues for the distribution of dividends to our shareholders or for funding our other business activities outside China.

We are subject to various tax regimes, which may adversely affect our profitability and tax liabilities in the future.

Diguang Development has subsidiaries and/or operations or other presence in the U.S., China, Hong Kong and the British Virgin Islands, and it will be subject to the tax regimes of these countries.  Although virtually all of Diguang Development’s profits will be earned outside of the U.S., under U.S. tax laws it is possible that some or much of Diguang Development’s earnings will be subject to U.S. taxation.  That may be true even if Diguang Development does not repatriate any of its foreign earnings to the U.S.  If that occurs, Diguang Development’s after-tax profits could decrease significantly.  Diguang Development will attempt to structure its operations in a manner that minimizes its overall corporate tax costs, but there is no assurance that it will be able to avoid having to pay significantly higher taxes than we have paid historically.
 As we were established under the laws of the state of Nevada, we are subject only to federal income tax and state income tax. Because our main operating activities are located outside the U.S., the taxable income outside the U.S. may not be able to offset the taxable loss generated in the U.S. We may have accumulated certain net operation loss carry forwards; however, due to the changes in ownership, the use of these net operation loss carry forward may be limited in accordance with the U.S. tax laws.

In addition, any change in tax laws and regulations or the interpretation or application thereof, either internally in one of those jurisdictions or as between those jurisdictions, may adversely affect Diguang Development’s profitability and tax liabilities in the future.

Cessation of the income tax exemption for Diguang Electronics may have an adverse impact on our net profits.

Diguang Electronics is currently enjoying a reduced rate of income tax under the central government and provincial government laws.  Under Chinese income tax law, Diguang Electronics, as a Foreign Investment Enterprise, or “FIE”, would ordinarily be subject to the PRC central government and local income tax rates of 30.0% and 3.0%, respectively.  However, Chinese income tax law also provides that any FIE engaged in manufacturing that is scheduled to operate for not less than 10 years shall receive an exemption from the entire central government income tax for the two years beginning with its first profitable year and receive a 50.0% reduced income tax in the third through fifth years.

Normally, the concession rate for the central government income tax for FIEs established in special economic zones is 15.0%.  The concession rate for the central government income tax for FIEs of a production nature is 24.0% if they are established in coastal economic open zones or in the old urban districts of cities where the special economic zones or the economic and technological development zones are located. However, because Diguang’s subsidiary, Diguang Electronics, is recognized as a high-tech enterprise by the Shenzhen Science and Technology Bureau, it is entitled to a 50% reduction in the central government income tax for an additional three years, i.e., in the sixth through eighth years, subject to a minimum central government income tax rate of 10% in each of these years, pursuant to the Rules for the Implementation of the Income Tax law of the PRC for Enterprises with Foreign Investment and Foreign Enterprises.  In fact, Diguang Electronics received a 100% exemption for the first two years, in 1999 and 2000, and a 50% exemption of the central government income tax for the next three years, from 2001 through 2003.

Although local tax authorities in China are responsible for collecting the applicable central government income tax as well as provincial government income tax, these authorities often follow local practices in tax collection matters.  Like most high-tech enterprises in Shenzhen, Diguang Electronics paid total income tax at a rate of 7.5% in 2005 and 2006 whereas, the applicable minimum required central government income tax rate was 10% for 2005 and 2006, respectively.  The Shenzhen tax authority had accepted without objection Diguang Electronics’ tax filings and payments for 2005 and 2006.  Diguang Electronics paid income tax at a rate of 15% for 2007 because of local tax practices implemented by local tax authority.  Diguang Electronics believes the risk of application of a retroactive additional 2.5% tax and related penalties, if any, for 2005 and 2006 to be minimal.  However, there can be no assurance that Diguang Electronics will not be required to pay the deficient tax and any related penalty in the future.

In order to buffer the reform’s impact and shift to the new regime smoothly, a five-year “grandfathering” period shall be granted for FIEs established before the promulgation of the EIT law, which was 16 March, 2007. Practice [2007]No. 59, issued by the Ministry of Commerce on 23 April 2007, further defines the cut-off date as the date of approval of the set-up by the Ministry of Commerce.

FIE enjoying the reduced tax rate of 15 % or 24 % under the existing law will be eligible for a five year transition period during which the tax rate will gradually phase up to the unified tax rate of 25%.

Manufacturing FIEs that have not yet used their five-year tax holiday will be allowed to continue to enjoy the holiday during the grandfather period. If the five-year tax holiday has not yet begun due to accumulated losses, the holiday will be deemed to commence upon the effective date of the EIT law, i.e. 1 January 2008.

Furthermore, enterprises are entitled to receive a government subsidy sourcing from the proceeds collected as the central government income tax imposed on profits generated by certain products that have been approved for inclusion within the National (and/or Provincial) Important New Products Project.  Diguang Electronics needs to apply for this kind of government subsidies for three years from the date a product receives this approval.  Two of Diguang Electronics’ products, its color CCFL backlight for TFT-LCD TV and its white LED backlight have received this approval and are included in the National (and/or Provincial) Important New Products Project. Under the local incentive program implemented by Shenzhen Treasury Department financial fund assistance, Diguang Electronic had applied for receiving this kind of government subsidies based on 50% income tax imposed on the profit related to the above two products. Pursuant to the relevant approvals, Diguang Electronics received the subsidies for the income tax imposed on the profit generated by these two products from the local government.  Diguang Electronics has been noticed through governmental circular that it had received the subsidy for 2006 because one  product named New Type High Efficiency CCFL/LED Backlight (TFT-LCD Backlight) was listed on the National (and/or Provincial) Important New Products Project by the relevant local government. Diguang Electronics intends to apply for continued inclusion of this one product within the National (and/or Provincial) Important New Products Project in October 2006 for the 2006 subsidy; if the application is approved, Diguang Electronics will be entitled to receive this kind of subsidy until at least October 2007.  However, there is no assurance that Diguang Electronics’ application will be approved.  If Diguang Electronics’ application is not successful, the subsidy income of tax refund may be reduced and its after tax profits may be adversely affected.

Cessation of value added tax refund for Diguang Electronics may have an adverse impact on our net profits.

Normally, Diguang Electronics would be required to pay a value added tax, or the difference between the VAT it pays and collects.  Based on the fact that two of Diguang Electronics’ products, its color CCFL backlight for TFT-LCD TV and its white LED backlight, are included in the National (and/or Provincial) Important New Products Project, Diguang Electronics is entitled to receive financial support according to the Rules for the Implementation of Financial Preferential Treatment on Shenzhen Important New Products.  In accordance with the detailed explanation provided by relevant government agencies, Diguang Electronics applied to receive government subsidy based on a 50% of the local portion of the VAT (which represents 25% of the total VAT) or VAT paid x 25% x 50%, in relation to these two products approved by Shenzhen Treasury Department financial fund assistance.  This application should be effective for three years from the date a product receives approval to be included in the National (and/or Provincial) Important New Products Project. Pursuant to the relevant approvals, Diguang Electronics received the subsidies for the income tax imposed on the profit generated by these two products from the local government.   Diguang Electronics has been noticed through governmental circular that it is entitled to receive subsidy for 2006 because one  product named New Type High Efficiency CCFL/LED Backlight (TFT-LCD Backlight) was listed on the National (and/or Provincial) Important New Products Project by the relevant local government.   Diguang Electronics intends to apply for continued inclusion of this one product within the National (and/or Provincial) Important New Products Project in October 2006 for the 2006 subsidy; if the application is approved, Diguang Electronics will be entitled to the VAT refund until at least October 2007.  However, there is no assurance that Diguang Electronics’ application will be approved.  If Diguang Electronics’ application is not successful, the subsidy of VAT tax refund, may be reduced and its after tax profits may be adversely affected.

Because Chinese law will govern almost all of our material agreements after the Share Exchange, we may not be able to enforce our legal rights within China or elsewhere, which could result in a significant loss of business, business opportunities, or capital.

Chinese law will govern almost all of our material agreements after the Share Exchange. We cannot assure you that we will be able to enforce any of our material agreements or that remedies will be available outside of China. The system of laws and the enforcement of existing laws in China may not be as certain in implementation and interpretation as in the United States.  The Chinese judiciary is relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital.

Additionally, substantially all of our assets will be located outside of the United States and most of our officers and directors will reside outside of the United States.  As a result, it may not be possible for United States investors to enforce their legal rights, to effect service of process upon our directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties of our directors and officers under Federal securities laws. Moreover, we have been advised that China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States.  Further, it is unclear if extradition treaties now in effect between the United States and China would permit effective enforcement of criminal penalties of the Federal securities laws.

It will be extremely difficult to acquire jurisdiction and enforce liabilities against our officers, directors and assets based in China.

Because most of our officers and directors reside outside of the United States, it may be difficult, if not impossible, to acquire jurisdiction over those persons if a lawsuit is initiated against us and/or our officers and directors by a shareholder or group of shareholders in the United States.  Also, because our officers will likely be residing in China at the time such a suit is initiated, achieving service of process against such persons would be extremely difficult.  Furthermore, because the majority of our assets are located in China it would also be extremely difficult to access those assets to satisfy an award entered against us in United States court. Moreover, we have been advised that China does not have treaties with the United States providing for the reciprocal recognition and enforcement of judgments of courts.

We may have difficulty establishing adequate management, legal and financial controls in China, which could impair our planning processes and make it difficult to provide accurate reports of our operating results.

China historically has not followed Western style management and financial reporting concepts and practices, and its access to modern banking, computer and other control systems has been limited.  We may have difficulty in hiring and retaining a sufficient number of qualified employees to work in China in these areas. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards, making it difficult for management to forecast its needs and to present the results of our operations accurately at all times.

Imposition of trade barriers and taxes may reduce our ability to do business internationally, and the resulting loss of revenue could harm our profitability.

We may experience barriers to conducting business and trade in our targeted emerging markets in the form of delayed customs clearances, customs duties and tariffs. In addition, we may be subject to repatriation taxes levied upon the exchange of income from local currency into foreign currency, substantial taxes of profits, revenues, assets and payroll, as well as value-added tax. The markets in which we plan to operate may impose onerous and unpredictable duties, tariffs and taxes on our business and products, and there can be no assurance that this will not reduce the level of sales that we achieve in such markets, which would reduce our revenues and profits.

There can be no guarantee that China will comply with the membership requirements of the World Trade Organization, which could leave us subject to retaliatory actions by other governments and reduce our ability to sell our products internationally.

China has agreed that foreign companies will be allowed to import most products into any part of China.  In the sensitive area of intellectual property rights, China has agreed to implement the trade-related intellectual property agreement of the Uruguay Round. There can be no assurances that China will implement any or all of the requirements of its membership in the World Trade Organization in a timely manner, if at all.  If China does not fulfill its obligations to the World Trade Organization, we may be subject to retaliatory actions by the governments of the countries into which we sell our products, which could render our products less attractive, thus reducing our revenues and profits.

There can be no guarantee that our management will continuously meet its obligations under Chinese law to enable distribution of profits earned in China to entities outside of China.

A circular recently promulgated by the State Administration of Foreign Exchange, or “SAFE”, has increased the ability of foreign holding companies to receive distributions of profits earned by Chinese operating subsidiaries.  We qualify for this treatment, but remaining qualified for it will require the Chinese principals involved, Yi Song and Hong Song to meet annual filing obligations.  While they have agreed to meet those annual requirements, it is possible that they will fail to do so, which could limit our ability to gain access to the profits earned by Diguang Electronics.  The result could be the inability to pay dividends to our stockholders or to deploy capital outside of China in a manner that would be beneficial to our business as a whole.

Risks Related to our Securities.

The market price of our shares is subject to significant price and volume fluctuations.

The markets for equity securities have been volatile. The price of our common shares may be subject to wide fluctuations in response to variations in operating results, news announcements, trading volume, general market trends both domestically and internationally, currency movements and interest rate fluctuations or sales of common shares by our officers, directors and our principal shareholders, customers, suppliers or other publicly traded companies. Certain events, such as the issuance of common shares upon the exercise of our outstanding stock options, could also materially and adversely affect the prevailing market price of our common shares. Further, the stock markets in general have recently experienced extreme price and volume fluctuations that have affected the market prices of equity securities of many companies and that have been unrelated or disproportionate to the operating performance of such companies. These fluctuations may materially and adversely affect the market price of our common shares and the ability to resell shares at or above the price paid, or at any price.

There may not be an active, liquid trading market for our common stock.

Our common stock is currently traded on the Over the Counter Bulletin Board, and we intend to file an application for listing on The NASDAQ Market as soon as practicable. Although we intend on meeting all of the necessary requirements as stated by NASDAQ Marketplace Rule 4420(a), there is no guarantee that our application will be accepted.  If we do not succeed in securing a listing on the NASDAQ Market, it could limit the ability to trade our common stock and result in a reduction of the price that can be obtained for shares being sold.

Compliance with all of the provisions of the Sarbanes-Oxley Act may be a further condition of continued listing or trading. There is no assurance that if we are granted a listing on the NASDAQ Market we will always be able to meet the NASDAQ Market listing requirements, or that there will be an active, liquid trading market for our common stock in the future. Failure to meet the NASDAQ Market listing requirements could result in the delisting of our common stock from the NASDAQ Market, which may adversely affect the liquidity of our shares, the price that can be obtained for them or both.

We may not pay dividends.

We may not pay dividends in the future. Instead, we expect to apply earnings toward the further expansion and development of our business. The likelihood of our paying dividends is further reduced by the fact that, in order to pay dividends, we would need to repatriate profits earned outside of the U.S., and in doing so those profits would become subject to U.S. taxation.  Thus, the liquidity of your investment is dependent upon your ability to sell stock at an acceptable price, rather than receiving an income stream from it. The price of our stock can go down as well as up, and fluctuations in market price may limit your ability to realize any value from your investment, including recovering the initial purchase price.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This filing contains certain forward-looking statements. When used in this filing or in any other presentation, statements which are not historical in nature, including the words “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend” “may,” “project,” “plan” or “continue,” and similar expressions are intended to identify forward-looking statements. They also include statements containing a projection of revenues, earnings or losses, capital expenditures, dividends, capital structure or other financial terms.

The forward-looking statements in this filing are based upon our management’s beliefs, assumptions and expectations of our future operations and economic performance, taking into account the information currently available to them. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties, some of which are not currently known to us that may cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. These forward-looking statements are based on our current plans and expectations and are subject to a number of uncertainties and risks that could significantly affect current plans and expectations and our future financial condition and results.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this filing might not occur.  We qualify any and all of our forward-looking statements entirely by these cautionary factors.  As a consequence, current plans, anticipated actions and future financial conditions and results may differ from those expressed in any forward-looking statements made by or on our behalf.  You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented herein.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. We will bear all costs, expenses and fees in connection with the registration of shares of our common stock to be sold by the selling stockholders. The selling stockholders will bear all commissions and discounts, if any, attributable to their respective sales of shares.

DETERMINATION OF OFFERING PRICE

The selling stockholders will determine at what price they may sell the offered shares, and such sales may be made at prevailing market prices, or at privately negotiated prices.

DILUTION

Because the selling stockholders are offering for sale of shares of our common stock that are already issued and outstanding, the sale by the selling stockholders of their shares of our common stock pursuant to this prospectus will not result in any dilution to our stockholders.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY
AND RELATED STOCKHOLDER MATTERS

Our common stock currently trades in the over-the-counter market on the OTC Bulletin Board under the symbol “DGNG”.  Since our fiscal year 2005 and until the announcement regarding our entry into a memorandum of understanding with Diguang Holdings and its stockholders on September 30, 2005, Online’s stock traded only sporadically or not at all.  The day prior to that announcement, the bid price of our common stock was $1.01. Prior to the Share Exchange, Diguang’s stock did not trade in any public markets. The following table shows for the periods indicated the high and low bid quotations for Diguang’s common stock, as reported by financial reporting services. These quotations are believed to represent inter-dealer quotations without adjustment for retail mark-up, mark-down or commissions, and may not represent actual transactions.

PERIOD	HIGH BID	LOW BID
FISCAL 2006
First Quarter	$18	$5.083
Second Quarter	$14.50	$10.50
Third Quarter	$11.60	$6.25
Fourth Quarter	$7.00	$3.50

FISCAL 2007
First Quarter	$4.5	$2.2
Second Quarter	$3	$1.3
Third Quarter	$1.9	$1.2
Fourth Quarter	$2.8	$1.15

FISCAL 2008
First Quarter	$2.5	$0.92

The Company’s common shares are issued in registered form.  Signature Stock Transfer, Inc. in Plano, Texas is the registrar and transfer agent for the Company’s common stock.  As of December 31, 2007, there were 22,340,700 shares of the Company’s common stock outstanding and the Company had approximately 138 stockholders of record as of November 27, 2007.

Dividends

The Company has never declared or paid any cash dividends on its common stock and it does not anticipate paying any cash dividends in the foreseeable future.  The Company currently intends to retain future earnings, if any, to finance operations and the expansion of its business.  Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be based upon the Company’s financial condition, operating results, capital requirements, plans for expansion, restrictions imposed by any financing arrangements and any other factors that the Board of Directors deems relevant.

Most of our business is conducted through our subsidiaries based in China. As stated above in the Risk Factors section, Renminbi, or RMB, is not a currently freely convertible currency, and the restrictions on currency exchanges may limit our ability to make dividends or other payments in United States dollars.  However, in accordance with the existing foreign exchange regulations in China, Diguang Electronics is able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange, by complying with certain procedural requirements. Although Diguang Electronics has not experienced any difficulties in the repatriation of its profits out of China or in meeting its foreign exchange needs to date, there can be no assurance that the current foreign exchange measures will not be changed in a way that will make payment of dividends and other distributions outside of China more difficult or unlawful. As a result, if we intend to distribute profits outside of China, there can be no assurance that we will be able to obtain sufficient foreign exchange to do so.  Additionally, we cannot provide any assurance that China regulatory authorities will not impose further restrictions on the convertibility of the RMB. Since our subsidiary in China generates a significant proportion of our revenue and these revenues are denominated mainly in RMB, any future restrictions on currency exchanges may limit our ability to repatriate such revenues for the distribution of dividends to our shareholders.

SAFE regulations have required extensive documentation and reporting, some of which was burdensome and slowed payments. If there is a return to burdensome payment restrictions and reporting, the ability of a company with its principal operations in China to attract investors will be reduced. Also, current investors may not be able to obtain the profits of the business in which they own for other reasons. Relevant Chinese law and regulation permit payment of dividends only from retained earnings, if any, determined in accordance with Chinese accounting standards and regulations. It is possible that Chinese tax authorities may require changes in our reported income that would limit our ability to pay dividends and other distributions. Chinese law requires companies to set aside a portion of net income to fund certain reserves, which amounts are to distributable as dividends. These rules and possible changes could restrict a company in China from repatriating funds to us and our shareholders as dividends.

Securities authorized for issuance under equity compensation plans

The securities authorized for issuance under equity compensation plan are as follows:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
Equity Compensation Plan approved by security holders	407,417	5.00	934,000
	—	—	—

As of December 31, 2007, 407,417 of our common stock are subject to outstanding options. This is because approximately 540,000 shares of our common stock were issued under the Diguang 2006 Option Plan, and during 2007, additional 26,000 shares of our common stock were granted. None of these options has been exercised. But 158,583 shares subject to the option were forfeited due to resignation of staff. Pursuant to the terms of the Amended and Restated Share Exchange Agreement, we assumed Diguang’s outstanding 2006 stock incentive plan covering options totaling the equivalent of 1,500,000 shares of our common stock. The exercise price for each of these options is $5.00 per share. The commencement date for these options is March 1, 2006, with monthly vesting at the end of each month after March 1, 2006, for the three independent directors and yearly vesting for the chief financial officer and other employees of Diguang; The options that have been issued expire ten years from their grant date (which date is February 25, 2006 or the date the optionee commences his or her service relationship with us, whichever is the later date).

SELECTED FINANCIAL INFORMATION

The following selected financial data reflects the results of operations and cash flows.  The data below should be read in conjunction with, and is qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this report.  The financial information presented may not be indicative of our future performance.

	Years Ended December 31,					Period ended June 30,
	2003	2004	2005	2006	2007	2007	2008
Statement of Income data:
Total revenues	$6,156,408	$24,483.22	$35,648,118	$34,242,617	$45,909,256	$15,658,508	$33,096,769
Income from operation	1,080,230	6,895,560	8,708,622	2,079,852	(2,913,922	(1,979,524)	924,861
Net income	1,045,640	6,619.56	8,513,883	1,664,816	(2,905,337	(1,709,919)	303,518
Weighted average shares outstanding	-	18,250,000	18,250,000	21,383,960	22,531,384	22,593,000	22,300,646

	At December 31,					At June 30,
	2003	2004	2005	2006	2007	2007	2008
Balance Sheet data:
Cash and cash equivalents	$1,241,033	$5,352,758	$10,561,516	$20,550,032	$16,250,727	$12,017,272	$7,635,851
Working capital	1,418,879	7,966,958	10,546,457	21,095,836	11,784,522	15,134,318	12,725,378
Total assets	7,940,920	14,158,413	30,098,458	46,966,828	56,579,792	48,103,121	64,265,944
Long-term debt	483,284	483,296	-	-	1,345,730	-	261,332
Minority interests	-	-	452,895	1,043,035	1,475,361	1,210,758	2,505,939
Stockholder s’ equity	1,353,763	7,974,764	17,912,951	33,739,804	27,291,108	31,367,085	29,599,210

Exchange Rate Information

As of July 14, 2008, the latest practicable date, the exchange rate between Renminbi and U.S. dollars is 6.8255. The following table sets forth certain information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated:

Period	Period End	Average	High	Low
2000	8.2781	8.2788	8.2799	8.2765
2001	8.2766	8.2773	8.2776	8.2761
2002	8.2773	8.2771	8.2800	8.2765
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2767	8.2774	8.2764
2005	8.0702	8.1788	8.2765	8.0702
2006	7.8027	7.9735	8.0702	7.8087
2007	7.3046	7.5217	7.8087	7.3046
2008 (first quarter)	7,0100	7,1711	7,3046	7,0100
2008 (second quarter)	6.8610	6.9662	7.0292	6.8610

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Except for statements of historical facts, this section contains forward-looking statements involving risks and uncertainties. You can identify these statements by forward-looking words including “believes,” “considers,” “intends,” “expects,” “may,” “will,” “should,” “forecast,” or “anticipates,” or the negative equivalents of those words or comparable terminology, and by discussions of strategies that involve risks and uncertainties. Forward-looking statements are not guarantees of our future performance or results, and our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors.” This section should be read in conjunction with our consolidated financial statements.

The following discussion and analysis should be read in conjunction with the Company’s consolidated financial statements and the related notes thereto and other financial information contained elsewhere in this Form 10-K.

Business Overview

We specialize in the design, production and distribution of small to medium-sized Light Emitting Diode, or “LED”, and Cold Cathode Fluorescent Lamp, or “CCFL”, backlights for various Thin Film Transistor Liquid Crystal Displays, “TFT-LCD”, and Super-Twisted Nematic Liquid Crystal Display, “STN-LCD”, Twisted Nematic Liquid Crystal Display, “TN-LCD”, and Mono LCDs, taken together, these applications are referred to as “LCD” applications.  Those applications include color displays for cell phones, car televisions and navigation systems, digital cameras, televisions, computer displays, camcorders, PDAs and DVDs, CD and MP3/MP4 players, appliance displays and the like.

We conduct that business principally through the operations of Diguang Electronics and Dihao (Yangzhou) Co., Ltd., thereafter “Dihao”.  As of December 31, 2007, Diguang Electronics has approximately 2,000 full-time employees, which changes from time to time as needed, Diguang is headquartered in Shenzhen, China, with additional offices and its backlight manufacturing operations in Dongguan, Guangdong Province, China. As of December 31, 2007, Dihao has approximately 330 full-time employees, which changes from time to time as needed. Dihao is a subsidiary of North Diamond, 65% of which was acquired by us on January 3, 2007. Wuhan Diguang Electronics Co., Ltd was established as in-house facilities mainly for a Taiwan-based customer with the capacity to provide large inches of TFT-LCD and it has approximately 240 employees as of December 31, 2007. Dongguan Diguang Electronics Science and Technology Co Ltd., or “Dguan Diguang S&T”, was established for the purpose to be used as the production base of Shenzhen Diguang Electronics Co Ltd. It is the legal owner of the land and buildings which has been rented to Diguang Electronics since March 30, 2005. As of December 31, 2007, Dongguan Diguang S&T has approximately 10 full-time employees.

Well Planner is involved in the import of raw materials into China and export of finished products from China. Well Planner currently has no fixed assets.

Diguang Science and Technology (HK) Limited, or “Diguang S&T”, is directly involved with the international buying of raw materials and selling of backlight products for Diguang Electronics.  Diguang S&T purchases raw materials from international suppliers and acts as an international sales group for both Diguang Electronics and Well Planner.  Diguang S&T has no fixed assets.

Well Planner and Diguang S&T have only a few employees.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition presented in this section are based on our financial statements, which have been prepared in accordance with the generally accepted accounting principles in the United States. During the preparation of our financial statements we are required to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to sales, returns, pricing concessions, bad debts, inventories, investments, fixed assets, intangible assets, income taxes and other contingencies. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under current conditions. Actual results may differ from these estimates under different assumptions or conditions.

In response to the SEC’s Release No. 33-8040, “Cautionary Advice Regarding Disclosure about Critical Accounting Policy,” we identified the most critical accounting principles upon which our financial status depends. We determined that those critical accounting principles are related to the use of estimates, inventory valuation, revenue recognition, income tax and impairment of intangibles and other long-lived assets. We present these accounting policies in the relevant sections in this management’s discussion and analysis, including the Recently Issued Accounting Pronouncements discussed below.

Revenue Recognition

Revenue generated from sales of backlight units to customers is recognized when persuasive evidence of an arrangement exists, delivery of the products has occurred, the significant risks and rewards of the ownership have been transferred to the customer, the price is fixed or determinable and collectibility is reasonably assured. Revenue presented on the Company’s income statements is net of sales taxes.

Accounts Receivable

During the normal course of business, we extend unsecured credit to our customers. Typical credit terms require payment to be made within 90 or 120 days of the invoice date. We do not require collateral from our customers.

We regularly evaluate and monitor the creditworthiness of each customer on a case-by-case basis. We include any account balances that are determined to be uncollectible in the allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available to management, the Company believes that its allowance for doubtful accounts as of December 31, 2006 and 2007 was adequate, respectively. However, actual write-off might exceed the recorded allowance.

Inventories

Inventories are composed of raw materials and components, work in progress and finished goods, all of which are related to backlight products. Inventories are valued at the lower of cost, based on weighted average method, and the market. Our industry is characterized by rapid technological change, short-term customer commitments and rapid changes in demand. We make provisions for estimated excessive and obsolete inventory based on our regular reviews of inventory quantities on hand and the latest forecasts of product demand and production requirements from our customers. We write down inventories that are not saleable, excessive or obsolete, whether raw materials, work-in-process or finished goods, by charging such write-downs to cost of sales. In addition to write-downs based on newly introduced parts and statistics, judgments are used for assessing provisions for the remaining inventory based on salability and obsolescence.

Income Taxes

We account for income taxes in accordance with Statement of Financial Accounting Standards No 109, “Accounting for Income Taxes”, “SFAS No. 109”. SFAS No. 109 requires an entity to recognize deferred tax liabilities and assets. Deferred tax assets and liabilities are recognized for the future tax consequence attributable to the difference between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are measured using the enacted tax rate expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.

Effective January 1, 2007, the Company adopted the FASB’s Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. In accordance with FIN 48, the Company performed a self-assessment based on the information available and concluded that there were no significant uncertain tax positions requiring recognition in its financial statements. The Company classifies interest and/or penalties as part of income tax provision, which was zero during the year ended December 31, 2007.

Well Planner is subject to corporate income tax under Hong Kong Inland Revenue jurisdiction. However, Well Planner does not have Hong Kong sourced income. In accordance with Hong Kong tax regulation, Well Planner has not been taxed since its inception.

There is no income tax for the companies domiciled in the BVI. Accordingly, Diguang Holdings, Diguang Technology and North Diamond have not presented any income tax provision related to British Virgin Islands tax jurisdiction.

Diguang Electronics is registered at Shenzhen and subject to a favorable income tax rate at 15% comparing to a statutory income tax rate of 33%, 30% for the central government and 3% for the local government, under the current Chinese tax laws because Shenzhen is a special zone designated by Chinese central government to attract foreign investments. Diguang Electronics has been deemed as a high-tech company by Shenzhen Bureau of Science, Technology & Information. Under this category, Diguang Electronics has been entitled to enjoy a 50% exemption from corporate income tax at the rate of 15% for three years from January 1, 2004 to December 31, 2006. However, in accordance with the Rules for the Implementation of the Income Chinese Tax law for Enterprises with Foreign Investment and Foreign Enterprises prescribed by the central government, the minimum corporate income tax rate should be 10% within three years ended December 31, 2004, 2005, and 2006. We recorded the income tax provision based on 10% of corporate income tax rate for the years ended December 31, 2004, 2005 and 2006 considering that the difference between the 7.5% rate implemented by the Chinese local tax authority and the 10% rate in terms of the rules prescribed by the Chinese central government should be recognized as income tax payable for conservative consideration.

Dihao is registered at Yangzhou and subject to a favorable income tax rate at 24% comparing to a statutory income tax rate of 33%, 30% for the Chinese central government and 3% for the local government, under the current tax laws of PRC because Yangzhou Development Zone is a special zone designated by Chinese central government to attract foreign investments. Dihao has been a high-tech company by Yangzhou Bureau of Science, Technology and Information. Under this category, Dihao entitled to enjoy a 100% exemption of corporate income tax for the first two years from the first profit-making year and a 50% exemption of corporate income tax for the following three years in accordance with the preferential rules established by Yangzhou local tax authority on August 2, 1999. 2007 is the second year for Dihao to enjoy the 100% exemption in corporation income tax. Therefore, there is no income tax for Dihao.

Wuhan Diguang Electronics Co., Ltd., or “Wuhan Diguang”, has been a foreign investment company. Under this category, Wuhan Diguang entitled to enjoy a 100% exemption of corporate income tax for the first two years from the first profit-making year and a 50% exemption of corporate income tax for the following three years in accordance with the preferential rules established by Wuhan local tax authority. Therefore, there is no income tax for Wuhan Diguang in the year of 2007. After the favorable income tax period, Wuhan Diguang will subject to a statutory income tax rate of 33%, 30% for the Chinese central government and 3% for the local government.

Dongguan Diguang Electronic Science and Technology Co., Ltd., or “Dongguan Diguang S&T”, is registered at Dongguan City Development Zone, Guangdong Province, China and subject to a favorable income tax at 27% comparing to a statutory income tax rate of 33%,30% for the Central Government and 3% for the local government, under the current income tax laws of PRC because Dongguan Development Zone is a coastal economic development zone designated by Chinese Central Government to attract foreign investments.

On March 16, 2007, the National People’s Congress of China passed the new Enterprise Income Tax Law, (“EIT Law”), and on December 6, 2007, the State Council of China issued the Implementation Regulations for the EIT Law which took effect on January 1, 2008. The EIT Law imposes a unified EIT of 25% on all domestic-invested enterprises and foreign invested enterprises unless these foreign investment enterprises qualify under certain grand-father rules. The Detailed Implementation Rules provides detailed instruction for implementation purpose. We believe that all of our entities in China are qualified under the grand-father rules. The current income tax holiday we have enjoyed will be phased out in the five years since January 1, 2008. The newly acted EIT and its Detailed Implementation Rules have no impact on the operating result of 2007.

Diguang International Development Co., Ltd. was established under the laws of the State of Nevada and is subject to U.S. federal income tax and one state income tax. For U.S. income tax purposes no provision has been made for U.S. taxes on undistributed earnings of overseas subsidiaries with which the Company intends to continue to reinvest. It is not practicable to estimate the amount of additional tax that might be payable on the foreign earnings if they were remitted as dividends, or lent to the Company, or if the Company should sell its stock in the subsidiary. The predecessor company accumulated certain net operation loss carry forwards; however, due to the changes in ownership, the use of these net operation loss carry forwards may be limited in accordance with the U.S. tax laws.

Impairment of Long-Lived Assets

We adopt the provisions of Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No.144”). SFAS No.144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value. The impairment loss for the years ended December 31, 2005, 2006, and 2007 was $0, $0, and $622,194, respectively. The impairment loss was related to the investment in Huaxia (Yangzhou) Integrated O/E System Inc., which was accounted for under the cost method.

The investment in Yangzhou Huaxia Integration is our long term strategy for upstream integration for LED development.

Share-Based Payments

We adopted Statement of Financial Accounting Standards No 123(R): “Share-Based Payments” (SFAS 123R) effective January 1, 2006. SFAS 123R amends existing accounting pronouncements for share-based payment transactions in which an enterprise receives employee and certain non-employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123R generally requires such transactions be accounted for using a fair-value-based method. As we have never issued any stock options and warrants before January 1, 2006 and issued certain stock options on March 1, 2006, we accounted for the stock option granted using a fair-value-based method in accordance with SFAS No. 123R.

Retrospective Restatement of Historical Consolidated Financial Statements

On January 3, 2007, the Company acquired 65% interest of North Diamond by exercising a purchase option, which was entered into between the Company and the Song brothers who are the holders of these 65% interest in North Diamond because North Diamond is conducting the same business as the Company. On December 29, 2007, Diguang Holdings entered into a sale and purchase agreement with Sino Olympics Industrial Limited, “Sino Olympics” thereafter, and Shenzhen Diguang Engine & Equipment Co., Ltd. to acquire a 100% interest in Dongguan Diguang S&T. The closing date of the acquisition was December 30, 2007. These two transactions were accounted for as assets exchanged between the entities under common control in accordance with Appendix D of SFAS No. 141, as the owners of Dongguan Diguang S&T and the 65% interest of North Diamond also own more than 50% interest of the Company.

In accordance with Paragraphs D16 and D17 in Appendix D of SFAS No. 141, the above two transactions changed the basis of presentation regarding the Company’s historical consolidated financial statements; therefore, all of the Company’s historical consolidated financial statements for the years ended December 31, 2005 and 2006 have been retrospectively restated to include the financial data of two previously separate entities, which are under the common control, since January 1, 2005 for the purpose of furnishing comparative information and the cash disbursements for the purchase prices paid and the obligations committed to pay were deemed as dividends distributed and declared in 2007. Accordingly, previously reported related party transactions associated with these two entities were eliminated during the retrospective restatement process. The following management discussion and analysis are based on the retrospectively restated historical financial statements.

Results of Operations

Comparison of Six Months Ended June 30, 2008 and 2007

Revenue

Net revenue was approximately $33.0 million for the six months ended June 30, 2008, an increase of $17.3 million, or 110%, compared with $15.7 million for the same period in the prior year. Of the $17.3 million increase, $7.8 million came from the sales of CCFL products at the Wuhan facilities which started operation on July 1, 2007, and $7.0 million in revenue was attributable to Shenzhen Diguang Electronics. The remaining increase of $2.5 million came from the sales of both mid-size LED and CCFL products manufactured at the Yangzhou facility. The backlight products manufactured at the Wuhan facilities were delivered mainly to certain top TFT-LCD panel makers for the higher-priced 19” CCFL products. The increase in revenue generated by Shenzhen Diguang Electronics was due mainly to additional sales to new customers and the LCD module, “LCM”, assembly including the LCD panel that displays images and a backlight unit that supplies light to the LCD panel makers. Increased sales in Yangzhou were mainly due to an increase of sales from one of its major customers. The backlight products manufactured at the Yangzhou facility were delivered mainly to Taiwanese customers located in the Eastern China region, particularly in Shanghai where certain famous international and domestic LCD module manufacturers reside.

Our total net revenue can be divided into international sales and domestic sales as follows:

	Six Months Ended June 30,
	2008	2007
International sales	24,398,000	12,545,000
Domestic sales	8,699,000	3,114,000
Total	33,097,000	15,659,000

Sales to international customers totaled $24.4 million for the six months ended June 30, 2008, an increase of $11.9 million, or 95%, compared with $12.5 million for the first half year in the prior year. The increase in revenue was due primarily to the global demand for digital display products such as automobile TV, portable DVD, MP3 and MP4 and LCD product series, resulting in a surge in demand for the LED backlight and also the LCM assembly for both CCFL and LED backlights. Of the $11.9 million increase, approximately $10.1 million was mainly attributable to sales to Taiwanese customers generated at the Wuhan and Yangzhou facilities, and a $1.7 million decrease in sales to Taiwanese customers by Shenzhen Diguang Electronics. The increase in sales generated by the Yangzhou facility was due to the increase in orders placed by one big customer along with its business expansion and the increase in sales generated by the Wuhan facilities was attributable to the mass production starting January 2008. The sales to major Korean customers increased to $5.9 million for the first half year of 2008, an increase of $4.1 million, or 228%, compared with $1.8 million for the same period of 2007. The increase in revenue generated from Korean customers was attributable mainly to the continued delivery of the mid size CCFL products to a giant customers.

Sales to domestic customers were $8.7 million for the first half year of 2008, an increase of $5.6 million, or 181%, compared with $3.1 million for the same period in 2007. The increase in domestic sales was mainly attributable to the sale of the mid-size LED to a new customer amounting $4.4 million in the first half year in 2008 in Shenzhen Diguang Electronics since its maiden sales in the first quarter this year.

We currently have three manufacturing facilities located in the East China region (Yangzhou), Central China region (Wuhan), and Southern China region (Dongguan). Especially, we have various capacities in the principal manufacturing facility located in Dongguan to serve the customers who are LCD TV and monitor manufacturers and LCD assembly firms. Based on the three manufacturing facilities, we believe that we have strategically deployed our production capacity in China for our long term growth.

From the product mix aspect, our sales can be divided into four main categories: CCFL backlight, LED backlight, LCM and LED general lighting products as follows.

	Six Months Ended June 30,
	2008	2007
CCFL backlight	19,013,000	8,720,000
LED backlight	13,376,000	6,939,000
LCM	621,000	-
LED general lighting	87,000	-
Total	33,097,000	15,659,000

During the six months ended June 30, 2008, CCFL products accounted for 57% of our total sales revenue, compared with 56% for the same period in 2007. Sales of CCFL backlights totaled $19.0 million for the first half year of 2008, an increase of $10.3 million, or 118%, compared with $8.7 million for 2007. The increase is mainly attributable to the sales generated at the Wuhan facilities delivering large size CCFL products amounting to $7.8 million in the first half year of 2008 on an OEM basis to a giant customer. Moreover, sales generated from the Yangzhou facilities to Taiwanese customers and a significant Korean customer was another significant contributing factor.

Sales of LED backlight products totaled $13.4 million for the first half of 2008, an increase of $6.5 million, or 94%, compared with $6.9 million for the first half year in 2007. The proportion of LED products, primarily small to medium sizes of backlight, accounted for 40% for the first half year of 2008, which is 4% lower than 44% in the same period of 2007 mainly due to the increase in large size CCFL manufactured in the Wuhan facilities. Comparing with small to medium size of backlight basis, LED products contributed to 60% and 53% for the first half year for 2008 and 2007 respectively. The increase in sales of LED products is mainly due to the rise of LED products demanded by new and existing customers in the global market for more small inch LCD products. Mobile phones and electrical products require LED backlight; therefore, there is a significant increase in LED products ranging from 4” to 10.5” delivered to our customers. The shift to LED products is due to the acceptance of our low-cost solution on its application by our customers. The trend to shift the LED mid size backlights can increase our revenue as the average selling price is higher than that of the CCFL backlights. Yangzhou Dihao has delivered LED products to the customers amounting to $2.4 million, which accounts for 45% of total sales in Yangzhou, whereas it only delivered CCFL products in the first half year of 2007.

We expect our LED shipments will continue to grow and can be more sustainable as the transition from CCFL to LED backlights becomes more compelling due to its superior performance in contrast ratio, color gamut, localized dimming and low power consumption.

We have successfully penetrated into the LCM assembly following our integration strategy. The TFT-LCD glass substitute is supplied by our customers on an OEM basis to lessen our working capital funding and we have recorded $621,000 revenue for both CCFL and LED LCM to the LCD panel makers for the first half year of 2008. This provides us the vast opportunity for downstream integration.

From the second quarter ended June 30,2008 onwards, we are able to deliver maiden sales of LED lighting of $87,000 to Xiangfan Municipal Government in Hubei Province in China. This provides us the roadmap to explore the business in LED general lighting including the road light, scenic lighting, government departments, schools, hospitals and commercial buildings.

Cost of Sales

Since the basic materials for all backlight products are similar, we discuss cost of sales in the aggregate for all products. Cost of sales was $28.3 million for the first half year of 2008, an increase of $15.3 million, or 118%, compared with $13.0 million for the first half year of 2007. The increase in cost of sales was in line with the increase of 111% in total revenue for the second quarter.

Raw material cost was $23.1 million for the first half year of 2008, an increase of $12.7 million, or 122%, compared with $10.4 million for the s first half year of 2007. The increase in raw materials cost for the first half year of 2008 was mainly attributable to the increase of sales volume. Furthermore, we were unable to decrease the procurement cost in the same percentage as the reduction in the unit price pressured by market force as a general trend because the supplies of certain components were limited. Regarding the increase of raw material cost, the increase of large size CCFL product volume accounted for the majority in the increase of raw material cost as the materials used for CCFL products had a much higher cost tag attached than the cost of raw materials used for manufacturing other products. As a result, raw material cost accounted for 70% of total revenue in the first half year of 2008, compared with 67% in the first half year of 2007. The increased percentage is mainly due to the extent of decreases in raw materials cost was lower than the extent of decreases in unit price for finished goods. To decrease the working capital requirement in relation to purchasing raw materials used for large size CCFL backlight, we processed the products for one of our key Taiwanese customers in Wuhan on an OEM basis. The OEM operation of Wuhan increased the percentage of raw material cost to total revenue since the main cost of sales in Wuhan is raw materials. To improve the Company’s overall gross profit, we tried very hard to develop new customers through tough negotiation in order for us to become one of their vendors.

Labor cost was $3.3 million for the first half year of 2008, representing an increase of $1.2 million, or 57%, compared with $2.1 million for the same period of 2007. Compared with the 118% increase in cost of sales, the increase of 57% in labor cost was not significant. As a percentage of labor cost to revenue, labor cost accounted for 10% of total net revenue for the first half year of 2008, compared with 14% of total net revenue for the same period in 2007. Decrease in proportion of labor cost to total revenue demonstrated our efforts to control labor cost through improving our productivity. In addition, the increase in the production of large inches of CCEL products did not require as much labor cost as producing the small and medium size of CCFL products.

Production overhead was $1.9 million for the first half year ended June 30, 2008, an increase of $1.4 million, or 319%, compared with the same level of $439,000 for the same period of 2007 resulting from an increase in production volume and indirect overhead such as water and electricity expense, depreciation charges for new addition of machineries, repairs and maintenance expenses for new manufacturing facilities in Wuhan and Yangzhou. Production overhead accounted for 5% of total revenue in the first half year of 2008, compared with 3% of total revenue for the same period in 2007.

Gross Margin

The overall gross margin for the first half year in 2008 was 14.6%, a 2.4% decrease, compared with 17.0% gross margin for the same period in 2007. During the first half year of 2008, we continued to suffer a price reduction pressure on similar products compared with the unit price we got in the second quarter of 2007. We were unable to transfer the price reduction pressure to our suppliers, which meant that we still paid the market price to procure our raw materials. The sales volume for 19” and 22” CCFL LCD increased dramatically in the first half year of 2008, amounting to $7.8 million, for a giant Taiwanese customer on an OEM basis in order to lower our working capital requirement, which had an average gross margin of only 5.9% for the current year。 Moreover, in order to move into the high-end products, the price of certain components contained in our customers’ specifications, particularly the mid size LED backlights, was comparatively higher than the price of the same type of components used in the low-end products. Hence, we may sacrifice a reduction of gross margin to secure the customers because we were unable to pass the entire burden to our customers in order to maintain our market share in this industry. To the extent we were able to purchase our raw materials at a lower price, which was consistent with the general trend of that particular product market, we did everything possible to take advantage of the lower prices, which mitigated the price pressure from our customers.

Regarding international sales, our gross margin was approximately 14% for the first half year of 2008, a 4.2% decrease, compared with 18.2% for the second quarter of 2007. Regarding domestic sales, our gross margin was approximately 16%, a 4% increase, compared with 12% for the first half year of 2007ò

We expect the gross margin may decrease slightly during the next six months and we are trying hard to expand the volume of total sales to mitigate the impact of dropped gross margin.

Selling Expenses

Selling expenses were $783,000 for the first half year of 2008, a decrease of approximately $180,000, or 19%, compared with $963,000 for the second quarter of 2007. For the selling expenses, there was a decrease of $373,000 in commission expenses for the agents exploring markets due to the reversal of $100,000 overprovided expenses for prior years on an accumulative basis. Our commission expenditure presented a decreasing trend during the past several quarters; the major reason for this decrease is due to a sales decline to our one big Hong Kong customer and we can explore new customers through our marketing team. Also, we reduced the overall commission rate to our sales agents due to lower gross margin. On the other hand, transportation expenses increased by $42,000 or 18% and the marketing expenses increased by $88,000 or 106% and the salaries increased by $63,000 or 29% for business expansion. As a percentage of total revenue, selling expenses were approximately 2.3% for the first half year of 2008 and 6.2% for the same period in the prior year, respectively.

Research and Development Expenses

The net research and development expenses were $652,000 for the first half year of 2008, an increase of $94,000 or 17%, compared with $558,000 for the same period in 2007. During the first half year of 2008, there was increase in payroll expense of $101,000 related to our engineers performing research and development functions and the increase of $80,000 in materials and mould charges for development of new products. On the other hand, we had received the mould income of $101,000 from customers and the financial subsidy for the research fund of $71,000 for the first half year ended June 30, 2008. As a percentage of total sales revenue, research and development expenses were approximately 2.0% and 3.6% for the half year ended June 30, 2008 and 2007, respectively.

General and Administrative Expenses

General and administrative expenses were $2.5 million for the first half year of 2008, a decrease of $566,000, or 18%, compared with $3.1 million for the same period in 2007. The major components of general and administrative expenses include payroll, share-based compensation, water and electricity fee, rental fee and professional service etc. Share-based compensation for the first half year of 2008 was $283,000, a decrease of $502,000, or 64%, compared to $785,000 for the first half of 2007 following certain employees entitling the employee option scheme had already terminated the employment. A decrease of $133,000 in rental fee is mainly due to Shenzhen Diguang Electronics not incurring any rental expenses from 2008 onwards since the Company has acquired an office building in 2007 and the previous office rental contract terminated. Also, the commencement expenses in connection with the Wuhan office in the first half year of 2007 amounted to $103,000 and no such expenses incurred this quarter. Payroll expense was $982,000 in the first half year of 2008, a slight increase of $119,000, or 14%, compared with $863,000 for the same period in 2007. The remaining increase of $53,000 related to the business expenses due to the business expansion. As a percentage of total sales revenue, general and administrative expenses represented 7.0% and 20% for the half year ended June 30, 2008 and 2007, respectively. Excluding the stock compensation expense, the remaining general and administrative expense for the half year ended June 30, 2008 and 2007 represented 6.6% and 14.9% of total revenue, respectively.

Interest Expense

The net interest expenses was $122,000 for the first half year ended June 30, 2008, representing an increase of $213,000, compared with an interest income of $91,000 in the same period in 2007. We had no third party interest-bearing debt outstanding during both quarters ended June 30, 2008 and 2007, respectively. Among the increase of net interest expenses in the first half year of 2008, there is an interest of $74,000 accrued for outstanding consideration for acquisition of 100% interest in Dongguan S&T. Interest expense accrued for a related party company loan in Dongguan S&T for the first half year of 2007 was capitalized, but the interest expense $42,000 was expensed in the same period of 2008. No interest income was recognized during the six months ended June 30, 2008, compared with an interest income of $78,000 from short-term deposit in the same period of prior year. The L/C factoring expenses amounted to $44,000 for Wuhan Diguang during the first half year of 2008 and there were no such expenses in 2007. Net Interest expenses(income) for the six months ended June 30, 2008 and 2007 represented 0.37% and (0.58%) of total sales revenue, respectively.

Income Tax Provision

Income tax provision for the half year ended June 30, 2008 was approximately $125,000, an increase of $106,000 or 558%, compared with $19,000 provision for the same period in 2007. The increase in income tax provision was attributable to an increase of taxable income at Shenzhen Diguang Electronics and Yangzhou. The taxable profit at Shenzhen Diguang Electronics was $314,000 for the first half year of 2008, compared with a taxable loss of $595,000 for the first half year in 2007, considering the fact that the applicable tax rate for Shenzhen Diguang Electronics was 18% for 2008 and 15% for 2007, respectively. The taxable income in Yangzhou facility was $621,000 for the first half year of 2008 and the income tax rate was 12.5% in 2008, the taxable profit of $390,000 in the same period of 2007 and no income tax was accrued due to Yangzhou in exemption period in 2007. As a percentage of net revenue, income tax provision was 0.38% and 0.12% for the half year ended June 30, 2008 and 2007, respectively.

Net Income

Net income was $304,000 for the half year ended June 30, 2008, compared with a net loss of $1.7 million for the half year ended June 30, 2007, representing an increase of approximately $2.0 million in net income. Minority interest portion of net income generated at North Diamond was $190,000 and $136,000 for the first half year of 2008 and 2007, respectively, representing 38% of net income for the first half year of 2008 and 9% of net loss for the first half year of 2007. The increase in net income was mainly due to the increase in gross profit brought by increased revenue and decrease in selling expense and general and administrative expenses, offset by the increase in research and development costs and net interest expenses. As a percentage of total revenue, net income for the six months ended June 30, 2008 accounted for 0.9% whereas net loss for the same period of 2007 accounted for 10.9%, representing an increase of 11.8%.

Earnings per Share

The basic earnings per share were $0.01 for the first half year of 2008, compared with basic loss per share of $0.08 for the same period of 2007. Increase in basic earnings was due to increase in net income.

Comparison of Years Ended December 31, 2007 and 2006

Revenue

Net revenue was approximately $45.9 million for the year ended December 31, 2007, an increase of $11.7 million, or 34%, compared with $34.2 million for the prior year. Of the $11.7 million increase, $4.4 million came from the sales of both mid-size LED and CCFL products manufactured at Yangzhou facility and $4.2 million came from the sales of CCFL products at Wuhan facilities which started operation on July 1, 2007. The backlight products manufactured at Yangzhou facility were delivered mainly to Taiwanese customers located in the Eastern China region, particularly in Shanghai where certain famous international and domestic LCD module manufacturers reside. The backlight products manufactured at Wuhan facilities were delivered mainly to certain top TFT-LCD panel makers for the higher-priced 19” CCFL products. The remaining increase of $3.1 million in revenue was attributed to Diguang Electronics. The increase in revenue generated by Diguang Electronics was due mainly to the maiden sales to new customers. To meet new market demands in backlight industry, management has changed the product mix in favor of higher-priced products in the categories such as CCFL for automobile TV and large size CCFL for TFT-LCD, especially shifting from CCFL mid-size to LED mid-size products despite the fact that the backlight products were under pressure to cut down the unit price due to price erosion in the LCD monitor-end market. As a general trend, many multinational companies have shifted their procurement chain to China seeking low cost solution so that we are facing a great opportunity and challenge in terms of cost competition.

Our total net revenue can be divided into international sales and domestic sales as follows:

	Years Ended December 31,
	2006	2007
International sales	31,528,000	38,612,000
Domestic sales	2,714,000	7,297,000
Total	34,243,000	45,909,000

Sales to international customers totaled $38.6 million for the year ended December 31, 2007, an increase of $7.1 million, or 23%, compared with $31.5 million for the prior year. The increase in revenue was due primarily to the global demand for the digital display products such as automobile TV, portable DVD, MP3 and MP4 and LCD product series, particularly resulting in the surge in demand for the LED backlight. Of the $7.1 million increase, approximately $3.2 million was attributable to sales to Taiwanese customers generated at Wuhan and Yangzhou facilities netting the $2.8 million decrease in sales to Hong Kong customers by Diguang Electronics. The sales to major Korean customers increased to $4.7 million for 2007, an increase of $3.9 million, or 493%, compared with $793,000 for 2006. Of the sales of $4.7 million to Korea customers, Diguang Electronics delivered its maiden sales to a Korean-based customer in Southern China amounting to $3.9 million during 2007. Our new Korean customers have demonstrated to management that China is becoming a major country of manufacturing TFT-LCD products as most of the top and secondary tier LCD panel makers have shifted their sources of supply to China from their existing upstream and midstream vendor chain due to China’s low labor cost and other competitive advantages. Accordingly, we believe that this shift would provide a vast opportunity for us to venture into the larger size of CCFL backlight, which is our core competency, and probably the related industries such as LED TV backlight and LCD assembly. The sales to Hong Kong customers were $14.2 million for 2007, a decrease of $2.8 million, or 16%, compared with $17 million for 2006.

Sales to domestic customers were $7.3 million for 2007, an increase of $4.6 million, or 170%, compared with $2.7 million for 2006. The increase in domestic sales was attributable to our new customers and the increase of orders from our existing customers even though we faced the pressure to reduce our product unit price due to market competition. The increase of domestic sales arose from Diguang Electronics, in which there was an increase of $4 million generated from sales to existing customers and the remaining increase of $0.6 million from new customers.

We have three manufacturing facilities located in the East China region (Yangzhou), Central China region (Wuhan), and Southern China region (Dongguan). Especially, there are various capacities in the principal manufacturing facility located in Dongguan to serve our customers which are LCD TV and monitor manufacturers and LCD assembly firms. Based on three manufacturing facilities, we believe that we have strategically deployed our production capacity in China for our long term growth.

Because our current accounting system was unable to capture all relevant information with regard to the product size, volume and price changes in a systematic way, we were unable to discuss the financial impact of changes in volume and changes in product price here.

From the product mix aspect, our sales can be divided into two main categories: CCFL and LED products as follows.

	Years Ended December 31,
	2006	2007
CCFL	24,212,000	26,188,000
LED	10,031,000	19,721,000
Total	34,243,000	45,909,000

During the year ended December 31, 2007, CCFL products accounted for 57% of our total sales revenue, compared with 71% for 2006. Sales of CCFL backlights totaled $26.2 million for the year ended December 31, 2007, an increase of $2 million, or 8%, compared with $24.2 million for 2006. The change of the product mix was a result of adapting ourselves to the market pressure to reduce our product price and the shortage of TFT-LCD raw materials supply experienced in the first six months of 2007. We lost approximately $2.8 million sales to Hong Kong customers and approximately $1.2 million sales to other customers whereas we obtained $6 million increase in sales generated at our Wuhan and Yangzhou facilities by selling higher-priced products within the CCFL category in 2007. Moreover, the demand for CCFL products from a Korean customer started in 2007.

LED backlight products accounted for the remainder of the total sales revenues. Sales of LED backlight products totaled $19.7 million for 2007, an increase of $9.7 million, or 97%, compared with $10 million for 2006. The proportion of LED products, primarily small to medium sizes of backlight, accounted for 43% for 2007, which was 14% higher than 29% in 2006. The increase was due mainly to the rise of LED products demanded by new and existing customers in global market for more small inches of LCD products. Mobile phones and electrical products require LED backlight; therefore, there is a significant increase in LED products ranging from 4” to 10.5” delivered to our customers. Yangzhou Dihao commenced to deliver LED products to our customers from the second quarter ended June 30, 2007 onwards and the revenue contributed to $2.7 million, or 14%, of the total LED revenue for 2007.

We expect our LED shipments will continue to grow and be more sustainable as the transition from CCFL to LED backlights is becoming more compelling due to its superior performance in contrast ratio, color gamut, localized dimming and low power consumption.

Cost of Sales

Since the basic materials for all backlight products are similar, we discuss cost of sales in the aggregate for all products. Cost of sales was $38.1 million for 2007, an increase of $15 million, or 65%, compared with $23.1 million for 2006. The increase in cost of sales for 2007 was higher than the increase of 34% in total revenue for the year due mainly to the decrease in sales price and the increase in cost of raw materials.

Raw material cost was $30.6 million for 2007, an increase by $13.2 million, or 76%, compared with $17.4 million for 2006. The increase in raw materials cost for 2007 was mainly attributable to the increase of sales volume. Furthermore, we were unable to decrease the procurement cost in the same percentage as the reduction in the unit price pressured by market force as a general trend because the supplies of certain components were limited. Regarding the increase of raw material cost, management noted that the increase of large size CCFL product volume accounted for the increase of raw material cost as the material used for CCFL products had a much higher cost tag attached than the cost of raw materials used on other products. As a result, a percentage of material cost to total revenue, raw material cost accounted for 67% for 2007, compared with 51% for 2006. Facing this kind of situation, we tried very hard to develop new customers through tough negotiation in order for us to become one of their vendors. In addition, to decrease the working capital requirement in relation to purchasing raw materials used for large size of CCFL backlight, we processed the products for one of our key Taiwanese customers in Wuhan on an OEM basis.

Labor cost was $4.7 million for 2007, representing an increase of $1.3 million, or 38%, compared with $3.4 million for 2006. Compared with 65% increase in cost of sales, the increase of 38% in labor cost was lower. As a percentage of labor cost to revenue, the labor cost accounted for 10% of total net revenue for 2007, compared with 10% of total net revenue for 2006. The same percentage of labor cost to total revenue demonstrated our efforts to control labor cost through improving our productivity. In addition, the increase in the production of large inches of CCEL products did not require as much labor cost as producing the small and medium size of CCFL products.

Production overhead was $2.8 million for 2007, an increase of $0.6 million, or 27%, compared with $2.2 million for 2006. As the result of an increase in production volume, there was an increase for indirect overhead such as water and electricity expense, depreciation charges for new addition of machineries, repairs and maintenance expenses for new manufacturing facilities in Wuhan and Yangzhou. Compared with the increase of 65% in cost of sales, the increase proportion in production overhead was lower as the production overhead was semi-variable in nature. As a percentage of production overhead to total revenue, it accounted for 6% of total revenue in 2007, compared with 7% of total revenue in 2006.

Gross Margin

The overall gross margin for 2007 was 17%, a 15% decrease, compared with 32% gross margin for 2006. During 2007, we suffered a significant price reduction pressure on similar products compared with the unit price we got in 2006. We were unable to transfer the price reduction pressure to our suppliers, which meant that we still paid the market price to procure our raw materials. The sales volume for 19” CCFL LCD increased dramatically in 2007, amounting to 9.3 million, which had an average gross margin of only 5.28%. Furthermore, in order to move into the high-end products, the price of certain components contained in the customers’ specification was higher than the price of the same type of components used in the low-end products, which reduced our gross margin. Similarly, we were unable to pass the entire burden to our customers in order to maintain our market share in this industry. On the other hand, as the products made in Wuhan were on an OEM basis to lessen our working capital requirement whereas the low gross margin of the products manufactured in Wuhan has pushed our gross margin downwards. To the extent we were able to purchase our raw materials at lower prices consistent with the general trend of that product market, we did everything possible to take the advantage of the lower prices, which mitigated the price pressure from our customers. At the same time, our strategy to shift to LED products with a gross margin of 20% in 2007 also contributed a positive impact to our gross margin during 2007.

Management believes that the pressure to reduce the product unit price from market will continue in 2008. Accordingly, management intends to improve gross margin through focusing on the following aspects: enhancing our research and development to provide customers with alternative solutions, lowering purchasing cost and expending customer base, and forming internal strategic business units. Accordingly, management plans to design and implement standard operating procedures together with definite and full documentation in 2008 within the entire organization for the ultimate goal to enhance our productivity and profitability.

Regarding international sales, our gross margin was approximately 16% for 2007, a 15% decrease, compared with 31% for 2006 due to the price reduction pressure from end users who are LCD panel makers. Regarding domestic sales, our gross margin was approximately 24%, a 21% decrease, compared with 45% for 2006.

Selling Expenses

Selling expenses were $2.6 million for 2007, an increase of approximate $1 million, or 64%, compared with $1.6 million for 2006. Of the approximate $1 million of increase, commission expense accounted for $480,000 due to the fact that more sales in 2007 were commission-based sales; transportation expense accounted for $218,000 due to the increase in sale volume; payroll expense accounted for $223,000 due to the increase in headcounts; meal and entertainment and other accounted for approximately $70,000 related to the extended sale effort exercised by us; travel, show and exhibition expenses accounted for $49,000 due to the extended effort exercised by us; telecommunication expense decreased by $29,000 in conjunction with the decrease in other minor items. As a percentage of total revenue, selling expenses were approximately 5.6% for 2007 and 4.6% for the prior year, respectively.

Research and Development Expenses

The net research and development expenses were $1,054,000 for 2007, an increase of $268,000, or 34%, compared with $786,000 for 2006. The increase was mainly attributable to the increase in payroll expense of $471,000 related to our engineers performing research and development functions. The increase was offset by the decrease in $180,000 mainly comprising of net mould charges and raw materials for design and development usage netting against the reimbursement of mould charges from customers, which demonstrated that we were able to deliver our new products in 2007 for the development made in 2006. Other fluctuation include: the decrease in patent expense and training expense of $80,000 and increase in government fund and others of $57,000. As a percentage of total sales revenue, research and development expenses were approximately 2.3% and 2.3% for 2007 and 2006, respectively.

General and Administrative Expenses

General and administrative expenses were $6.5 million for 2007, a decrease of $180,000, or 3%, compared with $6.7 million for 2006. In terms of the components of general and administrative expenses, share-based compensation decreased by $928,000, or 43%, compared with $2,134,000 for 2006. The decrease was attributable to the resignation of former CFO and two independent directors in 2007. Professional service fees decreased by almost $389,000, or 46%, compared to the amount of $1,236,000 for 2006. The decrease should be attributable to less financing and reorganization activities taking place in 2007 compared to the level of activities incurred in 2006. Payroll expense was increased by $440,000 in connection with the increase in headcounts and pay scale increase. The start-up expenses for Wuhan entity accounted for $293,000 whereas there was no such expense for 2006. In addition, bad debt allowance increased by $386,000 as a result of the increase of receivables with aging older than one year, compared to $271,000 for 2006. The last $17,000 increase was related to office expense, compared to $1.59 million for 2006. As a percentage of total sales revenue, general and administrative expenses represented 14% and 19% for 2007 and 2006, respectively. Excluding the stock compensation expense, the remaining general and administrative expense for 2007 and 2006 represented 11% and 13% of total revenue, respectively.

Interest Income

The net interest income was $122,000 for 2007, representing a decrease of $37,000, or 23%, compared with $159,000 for 2006. The decrease in net interest income was due to the fact that more cash was occupied by financing the business expansion and the new manufacturing facility in Wuhan in 2007 whereas more net interest income was earned during 2006 on cash generated from operations and unused proceeds from the private placement that took place on March 17, 2006. Interest income for 2007 and 2006 represented 0.27% and 0.46% of total revenue, respectively.

Investment Income

The investment income was $483,000 for 2007, represented an increase of $429,000, or 794%, compared with $54,000 for 2006. The increase was attributable to the high yield from the investment fund placed with the Bank in China which was redeemed in December 2007. Compared with investment income of $54,000 for 2006, which was attributable to the yield from the cash proceeds from the private placement placed as short-term deposit in Hong Kong during 2006, we did much better in 2007. Investment income for the years ended December 31, 2007 and 2006 represented 1.05% and 0.16% of the total revenue, respectively.

Other expenses

Other expense was $168,000 for 2007, representing an increase of $68,000, or 68%, compared with $100,000 for 2006. The increase was due primarily to the increase in exchange losses incurred in working capital. Other expenses for 2007 and 2006 represented 0.37% and 0.29% of total revenue, respectively.

Income Tax Provision

Income tax provision for 2007 was approximately $94,000, a decrease of $359,000, compared with $453,000 for 2006. The decrease in income tax provision was attributable mainly to decrease of the taxable income at Diguang Electronics. The taxable income at Diguang Electronics was $619,000 for 2007, compared with the taxable income of $4.5 million for 2006, considering the fact that the applicable tax rate for Diguang Electronics was 15% for 2007 and 10% for 2006, respectively. In addition, we did not provide any US federal income tax provision for 2006 as there was no taxable income in the U.S. whereas we recorded US federal income tax provision of approximately $33,000 for 2007 as a result of subpart F income generated by Diguang S&T (HK) during 2007 in accordance with relevant US IRS codes. As a percentage of net revenue, income tax provision was 0.21% and 1.32% for the years ended December 31, 2007 and 2006, respectively.

Net Loss

Net loss was $2,905,000 for 2007, compared with net income of $1,665,000 for 2006, representing a decrease of approximately $4.6 million in net income, or 275%. Minority interest portion of net income generated at North Diamond was $335,000 for 2007 and $75,000 for 2006, which represent 11% of net loss for 2007 and 4.5% of net income for 2006. The decrease in net income was due mainly to the decrease in gross margin, the increase in operating expenses, which was attributable mainly to the increase in selling expenses, the increase in research and development expense, the increase in impairment loss related to a long-term investment, and the increase in non-operating loss as a result of the weak dollar value as our international sales were mainly denominated by US dollars. As a percentage of total revenue, net loss for 2007 accounted for 6.3% whereas net income for 2006 accounted for 4.9%, representing a decrease of 11.2%.

Earnings per Share

The basic loss per share was $0.13 for 2007, compared with basic earnings per share of $0.08 for 2006. Basic earning per share for 2007 were negatively impacted by $0.21 per share due to the significant decrease in gross margin, the increase in operating expenses, the incurrence of impairment loss in a long term investment, and the increase in non-operating loss. In addition, the weighted average common shares outstanding were increased to 22,531,000 shares for 2007, as compared with 21,384,000 shares for 2006.

Comparison of Years Ended December 31, 2006 and 2005

Revenue

Net revenue was approximately $34.2 million for the year ended December 31, 2006, a decrease of $1.4 million, or 4%, compared with $35.6 million for the prior year. The major reason of the revenue decline was the pricing pressure in the backlight industry. CCFL products were under more pricing pressure than LED products because CCFL backlights were mostly applied to middle size (7”-10.4”) displays that are newer products and are, therefore, subject to more price erosion in the earlier stage of the product life cycle. In such an environment, our strategy was to improve our product mix in favor of higher-priced products in the CCFL category. This strategy mitigated the impact of the pricing pressure on our financial results.

Our total net revenue can be divided into international sales and domestic sales as follows:

	Years Ended December 31,
	2005	2006
International sales	30,727,000	31,528,000
Domestic sales	4,921,000	2,714,000
Total	35,648,000	34,243,000

Sales to international customers totaled $31.5 million for 2006, a decrease of $800,000, or 2.6%, compared with $30.7 million for the prior year. Sales to Taiwanese customers were $9.4 million for 2006, a decrease of $360,000, or 4%, compared with $9.8 million for the prior year. The remaining decease of $440,000 was related to other small international customers. However, sales to Hong Kong customers were $17 million for 2006, an increase of $1.5 million, or 9.5%, compared with $15.5 million for the prior year. This was attributable to the sales of CCFL backlights for 19" displays to a new Hong Kong based customer with the sales of $1.4 million. We were further selected as one of the major in-house suppliers to supply higher-priced products of 19" CCFL and to start in 2007 in Wuhan.

Sales to domestic customers were $2.7 million for 2006, a decrease of $2.2 million, or 45%, compared with $4.9 million for the prior year. The decrease in domestic sales was primarily a result of reducing product price under the market pressure and the physical product volume did not decrease.

Due to the fact that our current accounting system was unable to capture all relevant information with regard to the product size, volume and price changes in a systematical way, we were unable to discuss the financial impact of changes in volume and changes in product price at here.

From the product mix aspect, our sales can be divided into two main categories: CCFL and LED products as follows.

	Years Ended December 31,
	2005	2006
CCFL	24,290,000	24,211,000
LED	11,358,000	10,031,000
Total	35,648,000	34,242,000

During the year ended December 31, 2006, CCFL products accounted for 71% of total revenue, compared with 68% for the prior year. Sales of CCFL backlights totaled $24.2 million for 2006, which is similar to the sales of $24.3 million in 2005. Whiling facing the price reduction pressure on CCFL products from the market, we increased the sales of higher-priced products within the CCFL category, such as backlights for portable DVDs and automobile TV.

LED backlight products accounted for the remainder of total revenues. Sales of LED backlight products totaled $10 million for 2006, a decrease of $1.4 million, or 11.6%, compared with $11.4 million for the prior year. The decrease is due to the fact that LED technology cannot economically used to produce backlight products for monitor larger than three inches. Therefore, the sales volume of LED products dropped; however the unit price for certain existing products did not decline as significantly as the price of CCFL products, which indicated that we sold higher price-to-performance products to our customers.

Cost of Sales

Since the basic materials for all backlight products are similar, we discuss cost of sales in aggregate of all products. Cost of sales was $23.1 million for 2006, a decrease of $78,000, or 0.3%, compared with $23 million for the prior year. The decrease in cost of sales for 2006 was lower than 4% decrease in total revenue for 2006.

Raw material cost was $17.4 million for 2006, a decrease of $1.5 million, or 8%, compared with $18.9 million for the prior year. The 8% reduction of raw material cost was a key contributor to our accomplishment of a higher gross margin in a very challenging market environment. The decrease in raw material costs was attributed to the re-engineering of product designs that aimed at maximizing the luminous efficiency of products while minimizing the material input, reducing unit cost of raw materials purchased, and enhancing the efficiency in the production process.

Labor cost was $3.4 million for 2006, compared with $2.5 million for the prior year. The 36% increase in labor cost was attributed to the significant increase in headcount of employees as well as increase in employee benefits. The increase in headcounts resulted from establishing the film cutting and LED assembling lines to bring these functions in-house.

Production overhead was $2,249,000 for 2006, an increase of $580,000, or 35%, compared with $1,669,000 for the prior year. The 35% increase in production overhead was attributable to the additional depreciation expense from the newly established production lines for the 15”-19” CCFL products. The increase in production overhear was in exchange for the improvement of our production efficiency by setting up all production lines in one location. The benefit will be materialized in the long run.

Gross Margin

The overall gross margin for 2006 was 32.7%, a 2.7% decrease, compared with 35.4% gross margin for the prior year. Facing the significant pressure to reduce the product unit price on our exiting products, we managed to maintain our gross margins through changing product mix in favor of higher-margin products, re-engineering product designs to reduce material consumption, and enhancing product quality. In addition, we developed know-how to produce more types of components in-house at lower costs than purchasing them from outside suppliers. Facing the unfavorable price reduction pressure on product sales, we also took advantage of purchasing components and raw materials at a lower price in the same time. The lower purchase cost significantly offset the negative impact of the price reduction during 2006. However, the saving in purchasing cost was also offset by increase in labor cost and production overhead, respectively, and the inventory provision recorded at the yearend of 2006.

Regarding international sales, our gross margin was approximately 33%, a 3% decrease, compared with 36% for the prior year due to the price reduction pressure from end users who are LCD panel makers. Regarding domestic sales, our gross margin was approximately 31%, a 1% decrease, compared with 32% in 2005.

Selling Expenses

Selling expenses were $1,575,000 for 2006, an increase of $95,000, or 6%, compared with $1,480,000 for 2005. Among the components of selling expense, commission expense decreased by $317,000 due to the fact that more sales were generated by our employees and less sales generated on the commission basis in 2006, compared to $1 million for 2005. Office expense decreased by $127,000 due to the fact that office function was moved into the headquarter office since March 2006. Payroll expense was increased by $120,000 in 2006 due to the increase in headcounts. Transportation expense increased by $155,000 due to the increase in volume shipped in 2006, compared to $123,000 for 2005. Meal and entertainment and other expenses increased by $164,000 as a result of sales employees’ marketing effort. Travel, show and exhibition, and advertising expense increased by $45,000 in 2006. In addition, telecommunication expense was increased by $50,000 along as marketing efforts in conjunction with minor increase in other items. As a percentage of total sales revenue, selling expenses were approximately 4.6% for 2006 and 4.2% for 2005.

Research and Development

For the year ended December 31, 2006, the net research and development expenses were $786,000, an increase of $59,000, or 8%, compared with $727,000 for the prior year. Before offset by government subsidies for research and development in the form of value-added tax rebate, the gross research and development expenses were $949,000 and $930,000 for the year ended December 31, 2006 and 2005, respectively. The government subsidies we received were $163,000 and $203,000 for the year ended December 31, 2006 and 2005, respectively. This increase of merely $19,000 reflected our efforts in researching and developing new products, such as the 15”-19” backlights for monitors and LED backlight application for televisions. The increase was mainly incurred in the expansion of the research and development team as well as the compensation levels of our engineers. Moreover, the consumption of mould and the material for experiments and sample products also experienced a meaningful increase. As a percentage of total sales revenue, research and development expenses were approximately 2.3% and 2.0% for the year ended December 31, 2006 and 2005, respectively.

General and Administrative Expenses

General and administrative expenses were $6.7 million for 2006, an increase of approximate $5 million, or 294%, compared with $1.7 million for 2005. In terms of the components of general and administrative expense, share-based compensation accounted for $2.1234 million resulting from granting 540,000 stock options on March 1, 2006 whereas there was no such expense in 2005. The increase almost accounted for 43% of total increase in 2006. Profession service fee increased by $840,000 as a result of conducting reverse merger with a shell company in the U.S. and private placement to raise $12 million and becoming a publicly traded company on OTCBB. Payroll expense increased by $910,000 due to the increase in headcounts and pay scale and significant increase in employee benefit. In addition, we provided allowance for doubtful account by $272,000, which did not incur in 2005. By centralizing office function including rental, business travel and other miscellaneous items, office expense increased by 837,000 for 2006. As a percentage of total revenue, general and administrative expenses represented 19% and 5% for the year ended December 31, 2006 and 2005, respectively.

Interest Income

The net interest income was $159,000 for 2006, representing an increase of $191,000, or 597%, compared to a net interest expense of $32,000 for 2005. During the year ended December 31, 2005, we had a term bank loan of $494,000 outstanding and corresponding interest incurred during 2005. That bank loan was paid off on October 28, 2005. We had no interest-bearing debt outstanding during 2006. Interest income was earned on cash proceeds from the private placement that took place on March 17, 2006. Interest income for 2006 represented 0.5% of total revenue.

Income Tax Provision

Income tax provision for 2006 was approximately $453,000, a decrease of $80,000, or 2%, compared with $533,000 for the prior year. The decrease in income tax provision was attributable mainly to the decrease in taxable income at Diguang Electronics. The taxable income in Diguang Electronics for was $4.5 million, compared to $5.3 million for the prior year. Diguang Electronics has been entitled to enjoy a 50% exemption from corporate income tax at the rate of 15% for the three years from January 1, 2004 to December 31, 2006, which means that the income tax rate should be 7.5% for these three years. However, in accordance with the Rules for the Implementation of the Income Tax law of the PRC for Enterprises with Foreign Investment and Foreign Enterprises prescribed by the central government, the minimum corporate income tax rate should be 10% for the three years ended December 31, 2004, 2005, and 2006. Therefore, the tax provision was based at a rate of 10% for both periods, respectively. As a percentage of net revenue, income tax provision was 1.4% and 1.5% for the years ended December 31, 2006 and 2005, respectively.

Net Income

Net income was $1.7 million for 2006, a decrease of $6.8 million, or 80%, from $8.5 million for the prior year. Minority interest portion of net income at North Diamond was $75,000 for 2006 and net loss of $84,000 for 2005. The decrease in net income was attributable to $1.4 million decrease in total revenue, the decrease in gross margin, more than $5 million increase in operating expenses, and the decrease in non-operating income. As a percentage of total revenue, net income fell to 5% for 2006 from 24% for 2005.

Earnings per Share

The basic earnings per share were $0.08 for 2006, a decrease of $0.39 per share, or 83%, compared with $0.47 for 2005. The decrease in earnings per share was due to the decrease in net income attributable to common shareholders. In addition, the weighted average common shares outstanding increased to 21.4 million shares for 2006, compared to 18.3 million shares for 2005.

Liquidity and Capital Resources

As of June 30, 2008, we had total assets of $64.3 million, of which cash amounted to $7.6 million, accounts receivable amounted to $21.8 million and inventories amounted to $11.8 million. Our working capital was approximately $13.0 million and our equity was $29.6 million compared with working capital of $11.8 million and equity of $27.3 million on December 31, 2007. Our quick ratios were approximately 1.04:1 compared with 1.16:1 at December 31, 2007.

As of June 30, 2008, our cash position had a net decrease of $8.6 million as compared with cash position of $16.3 million at December 31, 2007.

Net cash used in operating activities was $6.3 million for the half year ended June 30, 2008, an increase of $3.4 million or 117%, compared to the net cash used in the operating activities of $2.9 million for the same period of the prior year.

Non-cash items added approximately $6.6 million back to cash inflow from operating activities for the half year ended June 30, 2008, compared with total non-cash items of $1.2 million for the same period of the prior year. Of the non-cash items for the half year ended June 30, 2008, approximately $283,000 was the share-based compensation, $502,000 lower than $785,000 for the same period of the prior year. Depreciation was $965,000 for the half year ended June 30, 2008, $462,000 higher than $503,000 for the prior period, primarily due to the addition of office building, equipment and machinery for our new product lines, such as backlights for computer monitors, during the current reporting period. Minority interest was $190,000 for the half year ended June 30, 2008, $54,000 higher than $136,000 for the prior year, due to the 65% interest of North Diamond.

The impact of the changes in operating assets and liabilities on cash flow was explained as follows. The accounts receivable during the first half year was increased by approximately $8.7 million, comparing with a $4.6 million increase in accounts receivable for the first half year of 2007. Inventory level increased by $4.1 million during the first half year, compared to a $2.1 million increase in inventory for the same period of the prior year. Deposits, prepayment and other receivables increased by $897,000 during the current period, compared with the $893,000 decrease for the first half year of 2007. VAT recoverable decreased by $315,000 during the current period compared with $153,000 decrease for the first half year of 2007.

Accounts payable increased by $6.4 million for the first half year ended June 30, 2008, compared with a $2.6 million increase in the first half year of 2007. Advances from customers increased by $94,000 during the current reporting period, compared with a $320,000 increase for the first half year of 2007. In addition, tax payable increased by $23,000 for the current reporting period, compared with an increase of $19,000 for the same period of the prior year. Accruals and other payables decreased by $1.1 million, compared to a $360,000 increase for the first half year of 2007. The following summarized the impact of changes in operating assets and liabilities on cash flow between quarters ended June 30, 2008 and June 30, 2007:

●	$4,100,000 from Accounts receivable (negative impact)

●	$1,992,000 from inventory(negative impact)

●	$1,572,000 from deposits, prepayment and other receivable (negative impact)

●	$162,000 from VAT recoverable (positive impact)

●	$3,799,000 from accounts payable (positive impact)

●	$1,485,000 from accruals and other payable (negative impact)

●	$226,000 from advance from customers (negative impact)

●	$4,000 from taxes payable (positive impact)

The total impact from above non-cash items and changes in operating assets and liabilities was approximately $5.4 million (negative impact).

Net cash used in investing activities amounted to $3.3 million for the first half year ended June 30, 2008, a decrease of $3.0 million or 47%, compared to the $6.3 million cash used in investing activities during the first half year of 2007. For the half year ended June 30, 2008, we invested $1.8 million into plant, property and equipment, a decrease of $2.5 million or 58%, compared with $4.3 million for the first half year of 2007. For the first half year of 2008, we purchased $1.5 million marketable securities. And for the same period of 2007, we acquired 65% interest of North Diamond by paying cash amounting to $1.98 million.

Net cash used in financing activities amounted to $ 494,000 for the first half year ended June 30, 2008, compared with the $67,000 cash provided by financing activities during the first half year of 2007. We have repurchased common stock by paying $138,000 for the first half year ended June 30, 2008. During the six month period ended June 30, 2008, we have paid $1.1 million to the related parties, $550,000 was the installment payment for the consideration of acquisition of Dongguan S & T and the other $550,000 was repayment of shareholders’ loan originally borrowed for financing the construction of the manufacturing facilities in Dongguan S&T. In addition, we have received the capital contribution of $738,000 in North Diamond from the minority shareholders in the second quarter of 2008.

Comparison of Years Ended December 31, 2007 and 2006

Cash position decreased $4.3 million, or 21%, from $20.6 million at December 31, 2006 to $16.3 million at December 31, 2007

Net cash provided by operating activities was $3.9 million for 2007, compared with the net cash provided by the operating activities of $3.6 million for 2006.

Non-cash items added approximately $4,261,000 back to cash outflow from operating activities for 2007, compared with total non-cash items of $3,773,000 for 2006. Of the non-cash items for 2007, approximately $1,206,000 was from share-based compensation, $928,000 lower than $2,134,000 for 2006 due mainly to the resignation of former CFO and two independent directors and other management team members. Depreciation was $1,198,000 for 2007, with an increase of $432,000, compared with $766,000 for 2006, due primarily to the addition of equipment and machinery for our new product lines, such as backlights for computer monitors and cell phones, and new office building in Shenzhen that was purchased during 2006 and put into use in March of 2007. Inventory provision was $296,000 for 2007, $250,000 lower than $546,000 for 2006. Minority interest was $335,000 for 2007, compared with $75,000 for 2006 due to the increase net income generated by North Diamond for 2007. Before we wrote off our allowance for doubtful accounts against accounts receivables, bad debt allowance was $604,000 for 2007, $345,000 higher than $259,000 for 2006. There was no imputed interest and deferred tax assets impact for 2007, compared with a positive $80,000 of imputed interest and a negative $87,000 of deferred tax assets for 2006. In addition, there was impairment loss of $622,000 related to a long term investment accounting for under cost method in 2007.

The impact of the changes in operating assets and liabilities on cash flow was explained as follows. The accounts receivable during 2007 was increased by approximately $6,508,000, compared with a $542,000 decrease in 2006. Inventory level increased by $3,170,000 during 2007, compared with a $1,222,000 increase during 2006. Other receivables increased by $249,000 during 2007, compared with a $152,000 increase for 2006. Deposits, prepayment and other assets decreased by $460,000 during 2007, compared with a $638,000 increase in deposits, prepayment and other assets for 2006. VAT recoverable increased by $185,000 during 2007, compared with a $220,000 increase for 2006.

Advances from customers increased by $296,000 during 2007, compared with a $158,000 decrease in 2006. In addition, tax payable increased by $88,000 for 2007, compared with a decrease of $228,000 for 2006. Accounts payable increased by approximately $10 million during 2007, compared with a $735,000 increase during for 2006. Accruals and other payables increased by $1,732,000, compared with the increase of $611,000 for 2006. The following summarized the impact of changes in operating assets and liabilities on cash flow between year ended December 31, 2007 and 2006:

•	$5,966,000 from Accounts receivable (negative impact)
•	$1,949,000 from inventory (negative impact)
•	$1,001,000 from other receivable, prepayments and other assets (positive impact)
•	$35,000 from VAT recoverable (positive impact)
•	$9,341,000 from accounts payable (positive impact)
•	$1,121,000 from accruals and other payable (positive impact)
•	$453,000 from advance from customers (positive impact)
•	$316,000 from taxes payable (positive impact)

The total positive impact from above non-cash items and changes in operating assets and liabilities was approximately $4.4 million.

Net cash used in investing activities amounted to $10.2 million for 2007, an increase of $4.8 million, or 89%, compared with the $5.4 million cash used in investing activities for 2006. During 2007, we invested $6.2 million in plant, property and equipment, an increase of $3.0 million, or 94%, compared with $3.2 million during 2006. The long-term investment during 2006 was $1.5 million whereas there was no cash disbursement for long term investment during 2007. During 2006, we redeemed $1.1 million marketable securities and paid deposit of $1.8 million for the new office building where we moved in 2007. During 2007, we acquired 65% interest of North Diamond and 100% interest of Dongguang Diguang S&T by paying cash of $1.98 million and $2.0 million, respectively.

Net cash used in the financing activities for 2007 was $34,000, compared with $11 million net cash provided by financing activities for 2006. There was no private placement in 2007 which generates cash proceeds of $12 million during 2006 accounting for the total decrease. During 2006, the owners of North Diamond infused a total of $1.4 million of capital into Yangzhou facility whereas there was no such capital infusion in 2007. Compared with the cash proceeds from private placement incurred in 2006 and capital infusion of $1.4 million in 2006, the cash disbursement for related parties was immaterial whereas there was a positive cash flow from amount due to related parties during 2007. Also during 2007, we repurchased 252,000 shares of common stock with a total cost of $429,000. Meanwhile, we had obtained the research funding of $236,000, which was granted by Chinese government and shared with other companies. If our research activities fail, we would have to pay back to the Chinese government. However, if our research activities are successful, the fund received will be deemed as government subsidies.

Comparison of Years Ended December 31, 2006 and 2005

As of December 31, 2006, our cash position had a net increase of $10 million as compared with cash position of $11 million at December 31, 2005.

Net cash generated by operating activities was $3.6 million for 2006, a decrease of $6 million, or 63%, from the $9.6 million for 2005.

Non-cash items added approximately $3,773,000 back to cash flow from operating activities for 2006, compared with total non-cash items of $528,000 for 2005. Of the non-cash items for 2006, approximately $2.1 million was the share-based compensation whereas there was no such expense for 2005. Depreciation was $766,000 for 2006, $267,000 higher than the $499,000 for 2005, due primarily to the additions of equipment and machinery for our new product lines, such as backlights for computer monitors, during 2006. Bad debts allowance for 2006 was $259,000, $227,000 higher than the $32,000 for 2005. Inventory provision was $545,000 for 2006 whereas there was no inventory provision for 2005. The cash impact of deferred tax assets was a negative $87,000 for 2006 whereas there was no such impact from deferred tax assets for 2005. The impact of changes in non-cash items on cash flow from operating activities between 2006 and 2005 was approximately $3.3 million positive.

The impact of the changes in operating assets and liabilities on cash flow was explained for as follows. The accounts receivable during 2006 increased by approximately $542,000 compared with the $1.3 million increase in accounts receivable for 2005. Inventory level increased by $1.2 million during 2006, a decrease of $800,000 or 40% less than the $2 million increase in inventory for 2005. Other receivables increased by $152,000 during 2006, $71,000, or 32% less than the $223,000 increase for 2005. VAT recoverable during 2006 increased by $220,000 whereas there was no such change for 2005. Deposits, prepayment and other assets during 2006 increased by $638,000, compared with the $25,000 decrease in the same category for 2005.

Advances from customers decreased by $158,000 during 2006, compared with the $19,000 increase in the same category for 2005. In addition, tax payable decreased by $228,000 for 2006, compared with an increase of $348,000 for 2005. Accounts payable decreased by $735,000 for 2006, compared with the $3.3 million increase for 2005. Accruals and other payables increased by $611,000 during 2006, $193,000, or 46%, more than the $418,000 increase for 2005. The following summarized the impact of changes in operating assets and liabilities on cash flow between years ended December 31, 2006 and 2005:

•	$765,000 from accounts receivable (positive impact)
•	$824,000 from inventory(positive impact)
•	$71,000 from other receivable (positive impact)
•	$220,000 from VAT recoverable (negative impact)
•	$663,000 from deposits, prepayment and other assets (negative impact)
•	$2,570,000 from of accounts payable (negative impact)
•	$193,000 from accruals and other payable (positive impact)
•	$177,000 from advance from customers (negative impact)
•	$576,000 from taxes payable (negative impact)

The total impact from above non-cash items and the changes in operating assets and liabilities was approximately $2.4 million.

Net cash used in investing activities amounted to $5.5 million for 2006, a decrease of $263,000, or 5%, compared with the $5.7 million cash used in investing activities for 2005. During 2006, we invested $3.2 million into plant, property and equipment as a result we added new production lines in Dongguan facility whereas we relocated our production lines to Dongguan facility during 2005. During 2005, we incurred investment of approximately $4.1 million into plant, property and equipment for future business expansion. The majority of the $4.1 million investment in fixed assets during 2005 was spent on adding equipment and machinery to Dongguan facility. During 2006, we disposed of marketable securities with proceeds of approximately $1.1 million, compared with the purchase of marketable securities by $765,000 during 2005. During 2006, we made cash payment of $1.8 million for a new office space which was not put into use as of December 31, 2006, compared with the deposit of $722,000 made during 2005. During 2006, we made a $1.5 million investment in Huaxia (Yangzhou) Integrated O/E System Inc. for 15% of its equity interest whereas we did not have such investment activity in 2005. During 2006, due from related parties was decreased by $22,000 whereas we incurred cash disbursement of 97,000 to related parties.

Net cash generated by financing activities for 2006 was approximately $11 million. The primary source of cash flow for 2006 was from a private placement incurred in March 2006 through which we received cash proceeds of $12 million in connection with effecting a reverse merger with Online Processing, Inc. Offering expenses paid in 2006 amounted to approximately $1.74 million in addition to $26,000 paid in 2005. The net funds raised will be used to financing our next phase of expansion resulting from our new product offerings. The increase in cash used in financing activities for 2006 was due to the repayment to related parties, which was a negative cash flow of $470,000, a decrease of $605,000 compared with a positive cash flow of $135,000 for 2005. We paid dividends of approximately $111,000 during 2006, which was the remaining balance at December 31, 2005 whereas there were no dividends paid for 2005.

Our primary source of funds for 2006 was from operating cash flows and the remaining cash proceeds from private placements incurred in March 2006.

QUANTITATIVE INFORMATION ABOUT MARKET RISK AND QUALITATIVE
INFORMATION ABOUT MARKET RISK

Transaction Risk and Currency Risk Management

Our operations do not employ financial instruments or derivatives which are market sensitive and therefore we are not subject to the financial market risks associated with such instruments and derivatives.

Exchange Rate Sensitivity

Our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. Since a majority of our sales in 2007 were made in U.S. dollars and Hong Kong dollars, and since the Hong Kong dollar is pegged to the U.S. dollar at an amount in the range of 7.77 to 7.82, a strengthening of the U.S. dollar could make our products less competitive in foreign markets. Our interest expense is sensitive to changes in the general level of interest rates in the U.S.

Due to the nature of our short-term investments, we do not believe that there is any material market risk exposure and therefore do not believe that quantitative tabular disclosures are required.

Our production base is in China, which results in a substantial portion of our operating expenses being denominated in Renminbi, although the majority of our purchases are made in U.S. dollars..

The value of the Renminbi, the main currency used in the PRC, fluctuates and is affected by, among other things, changes in China's political and economic conditions. The conversion of Renminbi into foreign currencies such as the dollar has been generally based on rates set by the People's Bank of China, which are set daily based on the previous day's interbank foreign exchange market rates and current exchange rates on the world financial markets. The official exchange rate has remained stable over the past several years. However, China recently adopted a floating rate with respect to the Renminbi, with a 0.3% fluctuation. As a result, the exchange rate of the Renminbi recently rose to 6.8 against the dollar, amounting to a 18% appreciation of the Renminbi. This floating exchange rate, and any appreciation of the Renminbi that may result from such rate, could have various adverse effects on our business, as described in Risk Factors, above.

We currently do not engage in hedging or other activities to control the risk of our foreign currency exposure.

We have approximately $9.1 million, of cash and deposits as of June 30, 2008 and approximately $1.5 million was denominated in US Dollar and Hong Kong Dollar. If the exchange rate of US dollars were to increase by 5% against Renminbi, we would potentially suffer loss by approximately $75,000 in the account reflection.

Exchange Controls

Chinese law allows enterprises owned by foreign investors to remit their profits, dividends and bonuses earned in China to other countries, and the remittance does not require prior approval by the SAFE regulations formerly required extensive documentation and reporting, some of which was burdensome and slowed payments. If there is a return to payment restrictions and reporting, the ability of a Chinese company to attract investors will be reduced. Also, current investors may not be able to obtain the profits of the business which they own as a result of other restrictions that the Chinese government may impose.  Relevant Chinese law and regulation permit payment of dividends only from retained earnings, if any, determined in accordance with Chinese accounting standards and regulations. It is possible that the Chinese tax authorities may require changes in our reported income that would limit our ability to pay dividends and other distributions. Chinese law requires companies to set aside a portion of net income to fund certain reserves which amounts are to distributable as dividends. These rules and possible changes could restrict a company in China from repatriating funds to us and our shareholders as dividends.

Interest Rate Risk

We are equity financed and do not have any debt that is subject to interest rate change risk.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE

This information was previously reported, as that term is defined in Rule 12b-2 under the Exchange Act, in Online’s Current Report on Form 8-K filed on July 20, 2006.

DESCRIPTION OF BUSINESS

(a) General Development of Business Prior to the Share Exchange

Online was organized under the laws of Nevada in 2000 as Online Processing, Inc.  Online’s initial business was to provide Internet-based mortgage processing for mortgage brokers.  Online was never able to achieve profitability in that business, so it began searching for operating companies to acquire to increase shareholder value. On February 28, 2003, through a share exchange, Online acquired 100% of the issued and outstanding stock of CFS, a company incorporated in Nevada on September 19, 2002 and engaged in the business of providing installation, maintenance and servicing of communication technologies.  As a result of that transaction, CFS became Online’s wholly-owned subsidiary and CFS’ shareholders acquired a majority of Online’s voting stock.  During January, February and March, 2003, CFS managed the installation of wireless networks for telecommunication service providers. Its operations were focused in the State of California.  In March 2003, Online decided to cease commercial operations of CFS due to Online’s inability to secure funding needed to operate the business of CFS.  Thereafter, Online began the process of reviewing new business opportunities with the intention of maximizing shareholders' interest and looking for a merger or acquisition candidate for possible business acquisitions in North America and internationally.

On June 24, 2003, Roger Henley resigned as Online’s Chief Executive Officer, President, Chief Financial Officer and a member of its board of directors.  Mr. Henley chose to pursue other interests because Online had ceased operations of CFS.  Online’s Board of Directors  designated  Peter Bow Thorpe as the Chief Executive Officer and Chief Financial Officer and tasked  him with locating  and  reviewing  several  new business opportunities to maximize shareholders’ interest, including possible business acquisitions in North America and internationally. As part of this process, Online began negotiating a purchase of CFS by Roger Henley, so that it could pursue other opportunities.  On January 21, 2004, Online agreed to sell all of the stock of CFS to Roger Henley, in consideration for 2,934,000 of the 3,260,000 shares of Online’s common stock, which Mr. Henley owned.

On January 21, 2004, Online also accepted the resignation of Peter Bowthorpe as its Chief Executive Officer, President and Chief Financial Officer and as a member of its board of directors, effective immediately. In conjunction with the sale of CFS, Mr. Bowthrope chose to pursue other interests. Online’s board of directors designated Terri Wonderly, as its Chief Executive Officer and Chief Financial Officer.   On July 6, 2004, Online’s board of directors was expanded to two members, and the Board elected Michael Kamps as the additional director.

On July 9, 2004, Terri Wonderly exercised her right to require Online to repurchase 410,000 shares of its common stock from her for $250,000, pursuant to that certain option agreement dated February 28, 2003, between herself and Online.  Since Online did not have sufficient funds available to honor its obligations under the Option Agreement, it informed Ms. Wonderly of its default. Payment of Online’s obligations under the Option Agreement was secured by the shares of certain of its shareholders who had received shares pursuant to Online’s share exchange with CFS also on February 28, 2003. Under the terms of a Stock Pledge Agreement dated February 28, 2003 and amended on January 21, 2004, between these “Pledgors” and Ms. Wonderly, Online’s inability to purchase Ms. Wonderly’s shares pursuant to the Option Agreement constituted an event of default.  In the event of a default by Online under the Option Agreement, Ms. Wonderly was entitled to receive all of the Pledgors’ stock.  As a result of the transfer of the pledged stock, Ms. Wonderly came to own 8,281,000, 84.67%, of the 9,779,900 shares of Online then outstanding.

On September 5, 2005, Online issued 1,333,333 shares of its common stock, 800,000 on a post-Reverse Split basis, to Chardan Capital, LLC, pursuant to a consulting agreement, in exchange for Chardan’s consulting services provided to Online.  The fair value of these shares was approximately $532,000 at a price of $0.40 per share, which was the market price on that day.  Pursuant to the signed consulting agreement, Chardan agreed to paid cash of $1,333.33 for those shares.   All of the shares were subject to Online’s right to repurchase them for the same amount Chardan paid in cash to acquire the stock if Online consummated a business combination with an operating company that Chardan did not introduce to Online.  Online acknowledges that Chardan introduced Diguang Holdings to Online.  Following the filing of a registration statement, that right of repurchase expired, and none of the restricted shares issued to Chardan are subject to repurchase.  The issuance of this stock was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended, as being issued in a private transaction involving fewer than 35 persons.

Pursuant to the placement agent agreement that Online entered into in September 2005 in connection with the Offering, Online issued an aggregate of 405,000 shares of its common stock, 243,000 on a post-reverse split basis, in exchange for the placement service provided by two placement agents.  The fair value of these shares on the issuance date, December 21, 2005, was approximately $1,117,395 at a price of $2.76 per share, which was the market price on that day.  Pursuant to the signed placement agent agreement, the placement agents agreed to pay cash of $405 for those shares.  The issuance of this stock was exempt from the registration under Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated under the Securities Act.

(b) The Acquisition of Diguang Holdings

On January 10, 2006, Online entered into a share exchange agreement to acquire all of the issued and outstanding shares of the stock of Diguang Holdings in exchange for 18,250,000 shares of Online common stock.  In connection with the Share Exchange, Online’s name was changed to Diguang. References to “we”, “us” and “our” in this section refers to Diguang, formerly known as Online. We also effected a 3-for-5 reverse split of our outstanding stock, which reduced the shares issued and outstanding from 11,518,233 to 6,910,940, and Terri Wonderly, our CEO, returned to us for cancellation 4,967,940 of our common stock that she owned.  As a result, the total outstanding shares of common stock immediately prior to the Share Exchange were 1,943,000.  Taking into account the shares issued in the Share Exchange and the private placement of $12 million described below, the “Offering”, we now have 22,593,000 shares of common stock issued and outstanding, 18,250,000 of which are owned by Diguang Holdings’ former shareholders, with the balance being held by a combination of our shareholders prior to the Share Exchange and the investors in the Offering.

On March 17, 2006, Online issued 2.4 million shares of its common stock in exchange for the gross proceeds of $12 million and issued another 18,250,000 shares of its common stock in exchange for 100% equity interest in Diguang Holdings, making Diguang Holdings a wholly-owned subsidiary of Online. Consummating the above two transactions simultaneously, Online and Diguang Holdings successfully fulfilled its contractual obligations, respectively, under the Stock Exchange Agreement on March 17,

The Share Exchange is regarded as a reverse merger, since Diguang Holdings’ former shareholders obtained control of us.  As a result, Diguang Holdings is considered to be the acquirer for accounting purposes.  Also as a result of the Share Exchange, we ceased being a shell company.

We now own 100% of the issued and outstanding stock of Diguang Holdings, which was incorporated in the British Virgin Islands on July 27, 2004 to hold the equity interest in the following entities:

•	Shenzhen Diguang Electronics Co., Ltd., a China based entity, or “Diguang Electronics”;

•	Well Planner Limited, a Hong Kong based entity, or “Well Planner”; and

•	Diguang Science and Technology (HK) Limited, a British Virgin Islands based entity, or “Diguang Technology”.

These three companies, Diguang Electronics, Well Planner and Diguang Technology, together comprise all of Diguang’s subsidiaries.

The address of our executive and administrative offices is 8th Floor, Building 64, Jinlong Industry District, Majialong, Nanshan District, Shenzhen, PRC. Our telephone number is 86-755-2655-3580.

As of March 17, 2006, Diguang Holdings was 100% owned by Sino Olympics, a British Virgin Island company that is owned by Yi Song and Hong Song, two of our directors and officers as of the close of the Share Exchange.  On March 17, 2006, in a private transaction completed just prior to the Share Exchange, five accredited investors acquired a total of 876,941, 6.85%, of Diguang Holding’s shares from Sino Olympics for US$5,000,000, approximately $5.70 per share.  Those five shareholders and Sino Olympics were the only shareholders of Diguang Holdings at the date of the Share Exchange.

Diguang Electronics is the principal operating subsidiary of Diguang.  Diguang Electronics was established as an equity joint venture in Shenzhen under the laws of China on January 9, 1996 with original registered capital of RMB 1,380,000, approximately $170,160 at an exchange rate of 8.11 RMB per dollar, and an operating life of 20 years starting on that date.  Diguang Electronics was originally owned by three corporate entities, Shenzhen Diguang Engine & Equipment Co., Ltd., 13.8%; Shenzhen Jingfang Machinery & Electric Co., Ltd., 39%; and Cinema Systems Inc., 47.2%, a United States entity.

On July 22, 2003, Shenzhen Diguang Engine & Equipment acquired Shenzhen Jingfang Machinery & Electric’s equity interest at its carrying value. After changing the registration with the State Administration Bureau of Industry and Commerce, Yi Song and Hong Song, became the owner of this equity joint venture on August 14, 2003. On September 8, 2003, the Board of Diguang Electronics resolved to increase its registered capital to RMB5 million by transferring retained earnings into capital and by infusing capital of $142,000 from Well Planner, which accounted for 23.4% of the above RMB5 million, and thereby causing Well Planner to became a new investor in this equity joint venture. Diguang Electronics’ management increased the registered capital to RMB5 million, approximate $616,000, by transferring retained earnings into capital. Well Planner invested $142,000 of the approximately $616,000, as a result of acquiring a 23.4% interest in this equity joint venture.

Diguang Electronics is now a wholly-owned subsidiary of Diguang as a result of a reorganization of Yi Song’s and Hong Song’s ownership interest in Diguang and Diguang’s subsidiaries in June 2005. On October 8, 2005, Diguang Electronics converted its retained earnings of RMB10 million, equivalent $1,236,445, into the registered capital resulting in a total registered capital amount of RMB15 million, equivalent $1,840,845, which was approved by the relevant government agency and verified by a CPA firm. On April 30, 2006, Diguang Electronics increased its registered capital from RMB15 million to RMB85 million and the total investment from RMB15 million to RMB150 million, which was also approved by the relevant government agency.

Diguang Electronics designs, develops and manufactures LED and CCFL backlight units.  These backlight units, as more fully described in the Narrative Description of Business Section, are essential components used in illuminating display panels such as TFT-LCD and color STN-LCD panels.  These display panels are used in products such as mobile phones, PDAs, digital cameras, computers or television displays and other household and industrial electronic devices.  Diguang Electronics’ customers are located in both China and overseas.  Diguang Electronics’ address is 8th Floor, Building 64, Jinlong Industry District Majialong, Nanshan District, Shenzhen, the PRC.

Well Planner was established under the laws of Hong Kong, Special Administrative Region on April 20, 2001.  Originally owned directly by Yi Song and Hong Song, it is now a wholly-owned subsidiary of Diguang as a result of a reorganization of the Songs’ ownership interests in Diguang and the Diguang subsidiaries in June 15, 2005.  Well Planner’s principal business is custom forwarding of Diguang Electronics’ products, which assists Diguang Electronics in meeting export and import requirements that apply to the international sale of its products and the importation into China of raw materials that Diguang Electronics uses in its manufacturing operations.  Well Planner performs these services under a service agreement that provides for a service fee of not less than 2% of the goods Well Planner has handled for Diguang Electronics. However, Well Planner’s only customer is Diguang Technology, making Well Planner essential a pass-through entity. Well Planner’s address is 10/F, 579 Nathan Road, Mongkok, Kowloon, Hong Kong SAR.

Diguang Technology was established under the laws of British Virgin Islands on August 28, 2003. Originally owned directly by Yi Song and Hong Song, it is now a wholly-owned subsidiary of Diguang as a result of a reorganization of the Songs’ ownership interests in Diguang and the Diguang subsidiaries in June 2005.  The business predecessor of Diguang Technology was an unlimited liability company named Diguang Electronics (Hong Kong) Co., which was established under Hong Kong laws on October 12, 1998, also owned directly by Yi Song and Hong Song.  Diguang Electronics (HK) was engaged in the business of distributing Diguang Electronics’ products and purchasing electronic components and raw materials for Diguang Electronics’ operations in international markets.  On October 31, 2003, all of the substantial business operations of Diguang Electronics (HK) were transferred to Cheer Top Capital Limited, a company incorporated in the British Virgin Islands that was acquired by the Songs for the purpose of basing those operations in the British Virgin Islands.  In June 2004 the name was changed to Diguang Science and Technology (HK) Limited.  After businesses were transferred, a dividend of approximately $2.65 million was distributed.  Diguang Technology’s address is Commonwealth Trust Limited, Drake Chambers, Tortola, British Virgin Islands.

Under a reorganization agreement entered on June 15, 2005, the owners of Diguang’s subsidiaries transferred their collective 100% equity interest in those three entities to Diguang Holdings in exchange for a 100% equity interest in Diguang Holdings.  Being a receiving entity under common control, Diguang Holdings recorded all the assets and liabilities transferred at their carrying amounts in the accounts of the three respective entities at the date of transfer under the guidance of SFAS No. 141, Appendix D.  The effective date for this reorganization was June 30, 2005. Prior to June 30, 2005, Diguang Holdings did not have any operations.  As a result of the reorganization described in the first sentence of this paragraph, Diguang Holdings became the 100% owner of Diguang’s subsidiaries, and the consolidated financial statements of Diguang Holdings and Diguang Holdings’ subsidiaries became Diguang Holdings’ historical financial statements.

Diguang Holdings had and since the Share Exchange, we have been conducting operations in only one business segment, hence, there is only a segment disclosure requirement based on geographical locations of the customers.

Diguang Electronics has approximately 1,460 employees and is headquartered in Shenzhen, China, with additional offices and its backlight manufacturing operations in Dongguan, China.  Our other subsidiaries only employ a few employees.

Historically, the capital expenditures have included the purchase of production equipment, office equipment and leasehold improvements, all within the PRC. In connection with the expansion and ramp-up of our PRC production capability and capacity, Diguang incurred capital expenditures of $4.85 million $6.52 million and $6.17 million in 2005, 2006 and 2007 , respectively. We depreciate our production equipment and office equipment on a straight-line basis over an estimated useful life of five to ten years.

Currently, Diguang does not have any capital expenditures or divestitures in progress.

Additional capital expenditures are being considered and may be made if the demand for our products justifies doing so.

(c) Description of the Amended and Restated Share Exchange Agreement

We filed a current report on Form 8-K on January 17, 2006 to disclose our entry into a definitive Share Exchange Agreement to acquire Diguang Holdings, a British Virgin Islands company with operating subsidiaries in the People’s Republic of China, Hong Kong and the British Virgin Islands.

The Share Exchange Agreement, which was filed as an exhibit to the 8-K, was amended and restated as of March, 17, 2006 to reflect a change in the structure of the transaction, principally the decision to leave Online domiciled in Nevada rather than converting it to a British Virgin Islands corporation.  Reference to the Share Exchange Agreement in this registration statement is to the Share Exchange Agreement as so amended and restated.

The transactions contemplated by the Share Exchange Agreement closed on March 17, 2006.  As a result, Diguang Holdings became our wholly owned subsidiary. We had previously changed our name from Online Processing, Inc. to Diguang International Development Co., Ltd., “Diguang” or the “Company” or “we” or “our”.  Pursuant to the name change, we have a new OTCBB trading symbol, DGNG, which we disclosed in a Form 8-KA filed on March 6, 2006.

As noted, our and Diguang Holdings management believed that it was in our interest to remain a Nevada corporation. Therefore, we and Diguang Holdings’ shareholders agreed to amend the Share Exchange Agreement to eliminate as a closing condition that Online redomicile to the British Virgin Islands.  Accordingly, our Articles of Incorporation and Bylaws, as amended, not the Association and Memorandum of Association that were attached as an exhibit to the January 17, 2006 Form 8-K, will govern us. Our Articles of Incorporation, as amended, are attached as an exhibit to a previous SEC filing.

On March 17, 2006, we accepted subscriptions from 94 accredited investors, and not 91 as was previously reported on our Current Report filed on Form 8-K on March 21, 2006, to acquire 2,400,000 shares of our common stock through a private offering at a per share price of $5.00, generating gross proceeds of $12,000,000.  This private equity financing was made pursuant to the exemption from the registration provisions of the Securities Act provided by Section 4(2) of the Securities Act of 1933, as amended for issuances not involving a public offering and Rule 506 of Regulation D promulgated thereunder.

In addition to removing the closing condition that we convert to a British Virgin Islands company, the parties also modified the Share Exchange Agreement to provide for the assumption of an option plan adopted by Diguang Holdings prior to the closing of the Share Exchange. Diguang Holdings had issued options under that plan equivalent to approximately 540,000 shares of our stock to our independent directors and certain members of its management. This varied from the information regarding an option plan disclosed in the Current Report on 8-K filed on January 17, 2006, which stated that an option plan would be adopted by us after closing, would reserve 1,500,000 shares for issuance under the plan and that no options would be issued prior to eighteen months following closing without the consent of the member of the Board of Directors not appointed by Diguang Holdings. The limit on options to be issued of 1,500,000 remains in place, so that under the assumed plan approximately 960,000 shares remain available for future issuance, and the grant of any of those options prior to 18 months following the closing of the share exchange remains subject to the consent of the member of the board of directors not appointed by Diguang Holdings.

The parties had intended to increase the authorized stock of Online to 50,000,000 shares as part of the process of converting to a British Virgin Islands corporation. This increase was needed to provide for the issuance of additional stock compensation to certain of Diguang Holdings’ shareholders in the event that we achieve certain after-tax earnings objectives for the fiscal years 2006 through 2009.  As the conversion to a British Virgin Islands corporation did not take place, we amended our certificate of incorporation to increase our authorized capital from 25,000,000 to 50,000,000 shares of common stock, thus satisfying that requirement of the Share Exchange Agreement.  The Share Exchange Agreement was also revised to require the parties to provide audited financial statements as of December 31, 2005, rather than audited financial statements as of December 31, 2004 and reviewed statements as of June 30, 2005. The Share Exchange Agreement is attached as an exhibit to this filing.

In the Share Exchange, we acquired all of Diguang Holdings’ issued and outstanding shares of common stock in exchange for 18,250,000 shares of our common stock. Prior to that, we effected a 3 for 5 reverse stock split, information regarding which was provided in Online’s January 17, 2006 Form 8-K and its Current Reports on Form 8-K filed on February 15, 2006 and February 24, 2006, and 4,967,940 shares of our stock standing in the name of Terri Wonderly were cancelled.  As a result of all of the foregoing and the issuance of 2,400,000 shares in the Offering, we now have 22,340,700 shares of common stock issued and outstanding.  Of that amount, Diguang Holdings’ former shareholders own 80.8%, with the balance held by those who held Online’s shares prior to the Share Exchange and the investors in the Offering. As a result of the Share Exchange, Diguang Holdings’ former shareholders obtained control of Diguang, and Diguang Holdings’ officers and directors were appointed as Diguang’s officers and directors.

 In accordance with the Share Exchange Agreement, our shareholders will be granted certain incentive shares if we, post reverse merger, meet certain financial performance criteria. The incentive shares and financial performance criteria are as follows:

	Total Incentive Shares	2006	2007	2008	2009
Sino Olympics Industries Limited	6,000,000	500,000	1,500,000	2,000,000	2,000,000
After-tax Profit Target (in million) (1)		$15.7	$22.8	$31.9	$43.1

 (1) After-tax profit targets shall be the income from operation, less taxes paid or payable with regard to such income, excluding the effect on income from operations, if any, resulting from issuance of incentive shares in any year. By way of example, if the incentive shares for 2006 are earned and issued in 2007 with an aggregate value of $7 million, and as a result the income from operations for 2007 is reduced by $7 million, the determination of whether the after-tax profit targets are hit for 2007 will be made without deducting the $7 million from income from operations. That is, if income from operations was $20 million after the charge for issuance of the incentive shares, for purpose of issuance of incentive shares for 2007, income from operations will be deemed to be $27 million, and whether the target is hit will be determined by deducting from $27 million the amount of taxes that would have been paid or payable had income from operations actually been $27 million.

We account for the transactions of issuing these incentive shares based on the fair value of grant date in accordance with SFAS 123R. Under SFAS 123R, the grant date was effective March 17, 2006. Accordingly, the compensation expense has been calculated, but will be recorded over the period (in which the shareholders of Diguang can earn any of the amounts each year) only if meeting the prescribed target in the Share Exchange Agreement is probable.

We did not meet the 2006 and 2007 after-tax profit target. No incentive shares have been issued to date.

(d) Financial Information About Segments & Geographic Areas

 Total revenues by category of activity and geographic market

We currently operate only in one business segment and generate revenues only from the sale of CCFL and LED backlights for LCDs.  Since our major production base is in China, and since export revenue and net income in overseas entities accounted for a significant portion of total consolidated revenue and net income, management believes that the following table presents useful information for measuring business performance, financing needs, and preparing our corporate budget, among other things.

	Years Ended December 31,			Periods ended June 30,
	2005	2006	2007	2007	2008
Sales to China domestic customers	$4,921,563	$2,714,184	$7,297,447	$3,113,870	8,698,474
Sales to overseas customers	30,726,555	31,528,433	38,611,809	12,544,638	24,398,295

	$35,648,118	$34,242,617	$45,909,256	$15,658,508	33,096,769

Financial Information about Geographic Areas

During 2005, 2006 and 2007, we derived $4,921,563, $2,714,184 and $7,297,447 respectively, of our revenues from external customers in China, including Hong Kong and Taiwan, the domicile of our principal operating subsidiary, Diguang Electronics.

Revenues from customers outside of China for 2005, 2006 and 2007 totaled $30,726,555, $31,528,433 and $38,611,809 respectively. We attribute sales to individual foreign countries based on the destination to which we ship the products.

There are certain risks associated with the concentration of our operations in China. These include currency risks and political risks. See Risk Factors   below . Until recently, the Chinese government pegged its currency, the Renminbi (RMB) to the United States dollar, adjusting the relative value only slightly and on infrequent occasion. Many people viewed this practice as leading to a substantial undervaluation of the RMB relative to the dollar and other major currencies, providing China with a competitive advantage in international trade. China now allows the RMB to float to a limited degree against a basket of major international currencies, including the dollar, the Euro and the Japanese yen. This change in policy produced a cumulative revaluation of the RMB of about 16% so far.

This 16% increase in the value of the RMB is not expected to produce a material effect on our business or our financial performance.  However, if the Chinese government allows significant further revaluations of the RMB in the near future, it could have adverse consequences on our ability to compete internationally. In particular, such a revaluation would make our products relatively more expensive in markets outside of China than before the revaluation, representing about 88% of our product revenues, including those from Hong Kong, which could slow or eliminate our anticipated growth.

Offsetting this risk to some degree is the fact that if further revaluation of the RMB does occur, it will result in an increase to our profits when stated in dollar terms for a given level of profit in RMB. It is difficult to tell which of these effects, if either will be more significant, and therefore we cannot know whether the revaluation of the RMB would have an overall negative or positive effect on the value of our business.

From a political standpoint, only recently has China moved away from a centrally planned economy toward a market driven economy. It is not possible to predict how rapidly the move to a market economy will continue, or if it will continue at all or even reverse. Similarly, the government has recently been encouraging the development and growth of privately owned enterprises. Both of those political trends have benefited our expansion. Should the government modify or reverse those policies, it could prove detrimental to us.

Additionally, China has historically been indifferent to the enforcement of intellectual property rights, on which we currently depend and expect to continue to depend to a significant degree. As a condition to its admission to the World Trade Organization, China committed to improve the enforcement of intellectual property rights, and there is evidence to show that it has done so, including increased prosecutions of intellectual property pirates. Should China reverse that policy, it could be detrimental to our business prospects due to our Chinese competitors’ infringement on our intellectual property.

It is not yet clear to us whether our three-year geographic financial information is indicative of our current or future operations, particularly with regard to our sources of revenues. Several factors make it difficult to tell whether we will derive more or less of our revenues from countries other than China going forward. This includes our rapid growth, the anticipated rapid rate of growth of businesses in China that make products incorporating our backlight products and our development of larger backlights. However, we do not anticipate a material effect on our business if a shift in the geographic distribution of our sales occurs.

(e) Narrative Description of Business

Prior to entering into the memorandum of understanding with Diguang Holdings, we had not had any operations since March 2003. As a result of the Share Exchange, the operations of Diguang Holdings’ subsidiaries became our principal operations, and therefore all of the information provided below relates to the operations of Diguang Holdings’ subsidiaries.

We specialize in the design, production and distribution of small to medium-sized Light Emitting Diode and Cold Cathode Fluorescent Lamp backlights for various Thin Film Transistor Liquid Crystal Displays, or “TFT-LCD”, and Super-Twisted Nematic Liquid Crystal Display, or “STN-LCD”, Twisted Nematic Liquid Crystal Display, or “TN-LCD”, and Mono LCDs, taken together, these applications are referred to as “LCD” applications. Those applications include color displays for cell phones, car televisions and navigation systems, digital cameras, televisions, computer displays, camcorders, PDAs and DVDs, CD and MP3/MP4 players, appliance displays and the like.

We conduct that business principally through the operations of Diguang Electronics, headquartered in Shenzhen, China, with additional offices and its backlight manufacturing operations in Dongguan, China. Diguang Electronics has approximately 2,000 full-time employees, although the figure changes from time to time as production demands require.

Well Planner is involved with the import of raw materials into China and export of finished products from China. Well Planner currently has no fixed assets.

Diguang Technology is directly involved with the international buying of raw materials and selling of backlight products for Diguang Electronics. Diguang Technology purchases raw materials from international suppliers and acts as an international sales group for both Diguang Electronics and Well Planner. Diguang Technology has no fixed assets.

Between them, Well Planner and Diguang Technology have only 4 employees.

LCDs consist of a top layer that uses electronic impulses, filters and liquid crystal molecules to create an image, often in color. However, the LCD component itself generates relatively little in the way of luminance or light output, making the image on the screen impractical to use on its own under most conditions. A second component to these displays is backlights, which provide the luminance that enables viewers to see a distinct image on the screen in a wide variety of lighting conditions. In that sense, they operate much in the same way the bulb in a film projector or a slide projector does, converting the dark image on the film to a bright image that can be readily viewed.

We achieved some success in expanding our customer base and our geographic markets during 2007. Sales to our largest customer generated 16% of our revenues for 2007 compared with 24% in 2006. Sales to our three largest customers increased to 39% of 2007 revenue compared to 52% in 2006. Our top three customers in 2007 are ALCO Electronics, Hot Tracks International Ltd and Transcend Optronics. We are continuing our efforts to diversify and broaden our customer base to become less reliant on these customers, including the development of new products, such as backlights for flat panel televisions.

Diguang Electronics is one of the first companies in China to use patented light guide panel technology by mould injection method to produce backlight units. We have received various awards and accolades, including the Shenzhen Science and Technology Progress Award in 2003. Additionally, Diguang’s products, namely CCFL backlights and white LED backlights, were included in the National Important New Products Project, and we received the “Important New Products” certificate in 2003.

Diguang Electronics caters to the global demand for backlight products on the basis of quality, cost and order fulfillment time. Diguang Electronics’ focus on product quality includes the use of quality materials obtained from selected international suppliers, and thorough quality control inspection of raw materials prior to use in production and finished products prior to shipment. Diguang Electronics also strives to offer its products at a lower cost than most competitors. This is made possible through Diguang Electronics’ skilled labor force of 1,500 people that, due to China’s low wage scale, is very low cost. Existing economies of scale also contribute to keeping costs low. Diguang Electronics also has the ability to deliver its initial run of products within 15 to 30 days from the time an order is placed, while many of its competitors can require more time. This rapid fulfillment capability is possible because of Diguang Electronics’ large and skilled product development team, and it provides an important advantage to Diguang Electronics in this competitive market.

Diguang Electronics’ commitment to quality is evidenced by the fact that in 1999, Diguang Electronics received from Shenzhen Quality Certification Centre ISO9002 certification, in 2002 it received from Moody International Certification QS9000 certification and in 2005 from The TUVCERT Certification Body ISO9001 certification and in 2006 it received the certification from the ISO/TS16949. These certifications signify that Diguang Electronics has established and adheres to high quality standards in the conduct of its product design and manufacturing operations.

As a full-service manufacturer of CCFL and LED backlights for LCDs, Diguang Electronics works with its customers to design the proper backlight to meet the customers’ specifications for a particular product and application. Nearly all of Diguang Electronics’ products are customized in terms of customers’ specific applications. Diguang Electronics currently co-develops 30-50 new products with customers each month. Diguang Electronics has developed or co-developed more than 2,600 different products and over 2300 sets of molds for LED/CCFL backlights meeting different customer specifications to date and has put more than 2,000 LED/CCFL products meeting unique customer specifications into mass production. Diguang Electronics typically does not receive direct payments from customers to develop products, but it does include the costs of developing products to meet customer specifications into its pricing.

Our sales are obtained either through our internal workforce, our Well Planner and Diguang Technology subsidiaries or through commissioned sales agents that represent us in locations outside of China.

Historically, the majority of the world’s backlight production was located in Japan and Korea, although due to low cost advantages and recent improvements in product quality, Taiwan and Mainland China have emerged as significant areas of backlight production. By conducting our business related to the design, production and distribution of backlights in China, principally through the operations of Diguang Electronics, we are able to take advantage of the low labor and other costs in China relative to other countries.

Our business is subject to slight seasonal fluctuation. Many of the products that incorporate our backlights are popular household electronic consumer goods such as home entertainment equipment and cellular phones, which enjoy a higher rate of retail sales in the fourth calendar quarter compared with other times of the year. However, the varying lead times associated with those products and the inclusion of many product lines that are not seasonal in nature, such as home appliances and office equipment, limit the seasonal nature of our business. Overall, we do not consider our business to vary from quarter to quarter to the extent that would justify describing us as a seasonal business.

There are no practices in our industry that have a significant effect on working capital requirements. Most of our business is done on a relatively short cycle time (on average, less than a month from customer order to initial fulfillment and between 1 to 3 months for payment). The capital costs associated with product development are relatively small on an individual product basis, although the aggregate of such costs is meaningful given the large number of products that we develop on an ongoing basis. Molds meeting customers’ size specifications are needed to form the housings for the backlights, but these molds are not costly, and we have accumulated approximately 2,300 of them during our years of operation, many of which can be reused to make a new product with little or no adjustment. A significant aspect of our business model is providing a rapid response to customer orders, which helps to minimize the amount of inventory we must carry. We also do not need to carry large amounts of raw material inventories because raw materials have been readily available from a number of suppliers.

The principal raw materials used in a LED backlight consist of LED chips, or SMD, reflectors, brightness enhancing films, silica gels and plastics, PMMA or PC etc. Those materials are available from numerous suppliers, most of them based in Asia, such as Nanjing Longguang Electronics Co. Ltd., HI SPEED Company, Toryota, Nicha, Kimoto, Hong Kong Panac Company, Global Trading Company and Advanced OPTO Company, etc. We purchase our raw materials from over 20 suppliers in Asia and from two United States based companies, 3M and Cree. We follow a practice of obtaining each of our raw materials from multiple suppliers as a means of ensuring supply, protecting against fluctuations in price, whether producer or currency related, and making certain that our quality standards are consistently met.

(f) Significant Recent Events

On April 21, 2006, we entered into an option agreement with two of our major shareholders and corporate officers, Yi Song, President and CEO, and Hong Song, COO, to obtain an option to acquire the interest held by the Song Brothers in North Diamond, which is a British Virgin Islands based company. North Diamond established a wholly-owned subsidiary named Dihao Electronic (Yangzhou) Co., Ltd. in Yangzhou, Jiangsu Province, China on June 11, 2004, with registered capital of $5 million. This wholly-owned foreign enterprise, or “WOFE”, in China started operation in early 2006.

Sino Olympics committed to infuse $3.25 million, accounting for 65% interest, to North Diamond and the other investors committed to infuse $1.75 million, accounting for a 35% interest, to North Diamond. As of June 30, 2006, Sino Olympics has infused capital of $1 million, increasing its capital contribution up to $1.4875 million, accounting for a 59.5% interest. The other investors infused $1.0125 million, accounting for a 40.5% interest in North Diamond. On September 19, 2006, Sino Olympics infused another $392,857. By doing so, it obtained the expected 65% equity ownership of North Diamond before exercising the purchase option. On September 19, 2006, the 65% versus 35% equity interest in North Diamond satisfied the original capital commitment.

Pursuant to the signed option agreement, the Company has the right to acquire the 32.5% interest currently held by the Song Brothers in North Diamond, in exchange for cash payment of $487,500 plus interest at 6% per annum from the date of capital infused to the date of acquisition actually taken place. The Company also obtained an option to acquire the entire 65% interest from Sino Olympics with the expectation that the total investment could reach $3.25 million plus interest at 6% per annum from the date at which the Song brothers infused their capital into North Diamond to the date the Company exercises this acquisition option. If the Company exercises, solely based on the Company’s discretion, the aforementioned option, the Company will assume the obligation to contribute $3.25 million of the registered capital of $5 million into this WOFE.

On May 12, 2006, the option agreement mentioned above was amended. Pursuant to the new purchase option agreement, the purchase price for the equity Interest and the additional 32.5% interest should be the amount paid by Optionor for the Equity Interest and $487,500, plus interest at the rate of 6% per annum which should be applied to both of the equity Interest and the additional 32.5% interest, and assumption of any remaining obligation of Optionor to contribute the registered capital to North Diamond. The interest at the rate of 6% per annum shall commence on the date of payment made by Optionor towards its registered capital of North Diamond and shall end on the date of the Exercise Notice.

On January 3, 2007, we exercised the option and the purchase price determined in accordance with the Amended and Restated Purchase Option Agreement was $1,977,864, of which $97,507 was the interest paid at an interest rate at 6%.

On November 18, 2006, Shenzhen Diguang Electronics Co., Ltd., or “Diguang Electronics”, and Diguang International Holdings Limited, or “Diguang Holdings”, entered into a Sino-Foreign Equity Joint Venture Agreement, or the “Joint Venture Agreement”, for the establishment of Wuhan Diguang Electronics Co., Ltd., or “Wuhan Diguang”. Pursuant to the Joint Venture Agreement, Diguang Electronics and Diguang Holdings shall set up Wuhan Diguang in Wuhan, Hubei Province, the People’s Republic of China, with a registered capital of $1 million, of which 70% shall be infused by Diguang Electronics and the remaining 30% by Diguang Holdings. The business scope of Wuhan Diguang shall be “manufacture and sale of flat panel display, LED optical-electronic parts, fuse, LCD module, back light and electronic spare parts”.

Wuhan Diguang was then established on March 13, 2007 and its business license issued by Wuhan Municipal Administrative Bureau for Industry and Commerce is valid for 20 years expiring on March 12, 2027. In accordance with the Joint Venture Agreement, the registered capital of Wuhan Diguang shall be contributed in three installments, with the first installment of $150,000 made in three months after the issuance of the business license, the second installment of $300,000 made in twelve months after the issuance of the business license, and the last installment of $550,000 made in eighteen months after the issuance of the business license.

 As of December 31, 2007, $700,000 has been infused by Diguang Electronics, and $300,000 has been infused by Diguang Holdings.

On June 29, 2007, in accordance with the Board resolution, the Company made $2,198,992, or RMB17 million, of investment for purchasing the land usage rights of 34,930 square meters of industrial land in Guangming High-Tech Industry Park in Shenzhen, PRC, for 50 years, which was shown in Property and equipment. The land must be mainly used for developing and producing New-style Efficiency Semiconductor, TFT-LCD, in accordance with agreement of High-Tech Industry Park Office.

On December 29, 2007, Diguang International Holdings Ltd., or “Diguang International Holdings”, our wholly-owned subsidiary, entered into a sale and purchase agreement, or the “Agreement”, with Sino Olympics Industrial Limited, or “Sino Olympics”, and Shenzhen Diguang Engine & Equipment Co., Ltd., or “Shenzhen Diguang”, to acquire a 100% interest in Dongguan Diguang Electronics Science and Technology Co. Ltd., or “Dongguan S&T”. The closing date of the acquisition was December 30, 2007, which was deemed to be the date for the purpose of financial consolidation. Pursuant to local law, the acquisition is not effective until the registration of change of shareholders is approved by the Industrial and Commercial Bureau in Dongguan, Administration of Foreign investment in enterprises in Dongguan and State Administration in Foreign Exchange. Such approval is expected to be obtained within six months.

The above acquisition was approved by the independent directors of the Registrant at the board of directors’ meeting held on November 28, 2007.

According to the Agreement dated December 29, 2007, the consideration for the sale and purchase is US$4,200,000 and the initial payment is US$2,000,000, which was paid by the end of 2007, followed by four equal installments of US$550,000 payable on June 30, 2008, December 31, 2008, March 31, 2009 and June 30, 2009 respectively.

Research and Development

In addition to our product development work, taking existing, available technology and adapting it to the specific needs of a customer for a particular product, we engage in research and development, which involves developing new, proprietary techniques or products.  Our growth rate is attributable to a number of patents, especially in the area of light guides and other innovations that improve the quality, a combination of brightness, evenness, color of the light generated, and durability, of our products relative to other backlight manufacturers.

We are engaged in efforts to develop some technologies that reduce energy consumption and other environmental impacts of our devices.  The innovations can be used for a variety of applications in screens of almost all sizes. Management believes that many of our new technologies will be patentable, and we expect to file for and maintain both Chinese and/or international patents where the value of the invention warrants the expense and effort of doing so.

We have spent $727,000, $786,000 and $1,054,000 for the years ended 2005, 2006 and 2007 respectively on research and development efforts to improve existing products and processes and to develop new products, not including the expenses to develop particular backlight products utilizing existing technology to meet customer specifications for products.

Our major manufacturing processes are “dry,” meaning that they do not involve significant quantities of solvents, plating solutions or other types of materials that lead to the generation of large amounts of hazardous wastes, process wastewater discharges or air pollutant emissions.  We have only recently moved into our state-of-the-art manufacturing facility in Dongguan, and as a result we do not anticipate any material capital expenditures for pollution control equipment for 2006.  We are contemplating the construction or acquisition of additional manufacturing facilities if our current projections for increased product demand are met, but environment-related costs are not expected to be a material portion of the costs of constructing that facility, given the nature of our processes.

Customers

Our customer base consists of many large and medium sized companies, which include PVI,  ALCO, HOT TRACKS, HANNSTAR, TPV, Transcend Optronics , LG Philips, IZTECHNOLOGY, Gree, Tianma, Seiko, Midea, Affitronics, Samsung, CCT, Ellipse, Secure, Archos and Wintek, etc.  In 2007, our largest customer by sales volume accounted for approximately 16% of total revenues.  Our top two customers accounted for approximately 28% of revenues and collectively, our top three customers that year generated about 39% of revenues.  Our top three customers included Transcend Optronics , ALCO and HOT TRACKS. As a result, the loss of one or more of our top customers or a significant decrease in the volume of business that we do with those customers would have a material adverse effect on our business.  To help protect against that risk, we continually seek to diversify our customer base, in particular by expanding our international sales efforts.  We also expect to introduce new backlight technologies for a variety of applications that will help expand and diversify our customer base.

Due to our current modest utilization of our production capacity and our practice of rapid turnaround of customer orders, we do not maintain a large backlog of orders relative to our annual revenue figures.  Also, because nearly all of our products are custom made to customer specifications, experience has shown that nearly our entire order backlog is firm; virtually all orders that are placed are completed and delivered.

We do not do any business directly with governments, although many of our customers may make products for sale to governments around the world.

Competition

The display backlight market is highly competitive.  It has traditionally been centered in Japan and Korea, where the majority of LCDs and related components continue to be made.  Due to cost advantages and an increase in product quality, Taiwan has recently emerged as a significant producer of backlights, and China is growing in importance as a source of backlights.

To management’s knowledge, there are no independently published industry statistics that can be used to measure our market share among China-based companies accurately.  However, based on its general knowledge of the Chinese backlight industry, management believes that we are one of the largest and fastest growing manufacturers of backlight units in China.

Taking into consideration factors such as geographic market, product mix and customer base, we believe the following companies are our main competitors: Shian Yih Electronics Ind. Co. Ltd. (Taiwan), Wai Chi Electronics Ltd. (Hong Kong), Radiant Opto-Electronics Corporation (Taiwan) and K-Bridge Electronics Co. Ltd. (Taiwan) etc.  Even though these competitors are based outside China, each has significant manufacturing operations in China.  Due to the advancements that Taiwanese and Chinese producers have made within this industry, our main competitors are no longer Japanese or Korean producers.

As with most other products, competitive advantages in backlights derive from a favorable combination of price, quality and customer service.  We believe that we are well-positioned to compete effectively in all three of those areas.  We have only recently moved into a new state-of-the-art manufacturing facility, which provides us with significant efficiencies and the space to increase our output from 100,000 small and medium units per day to 200,000-300,000 units per day (depending on size).  In addition, China’s well-known labor cost advantages relative to Japan, Korea and Taiwan have enabled us to put price pressure on our foreign rivals, thereby helping us to gain market share while maintaining profitability and margins, as our financial results show.  We currently expect that growth to continue.  However, as more of the world’s backlight production shifts to China, our comparative advantage due to lower costs relative to other Asian countries will diminish.

Our quality enhancements include innovations in light guide technology with a corresponding increase in backlight life.  The improved overall performance resulting from these enhancements is one of the reasons we have enjoyed a history of rapid growth.  We believe, based on our familiarity with other products in the market, that we have a technological advantage relative to other producers.  We expect that this existing technological advantage, combined with our anticipated development of additional patented technology, will continue to give us a competitive advantage.

Another important factor in our ability to compete is our relative short cycle time from the receipt of a customer’s order to the initial delivery of products to the customer.  On average, this is a 15- to 30- day process for us, while many of our competitors take longer to reach the same result.  Our short cycle time is due to, among other things, our modern facilities and equipment, along with our large and skilled product development staff.

Intellectual Property

Diguang Electronics owns 1 current patent. The patent transfer agreement for seven unexpired Chinese is in the process of being drafted as we are discussing with Mr. Yi Song, the owner of the patents and Diguang’s Chairman and CEO, whether or not any consideration, either cash or stock or both, would be paid for the contemplated patents transfer. However, prior to the completed patent transfer, Yi Song by way of a written license allowed Diguang Electronics to use his backlight patents free of charge until the relevant patents have been transferred to Diguang Electronics. Two of these patents expire in March 2008 and October 2009, which are not significant to our operation, respectively, and the remaining six have expiration dates ranging from 2010 to 2013.

These patents include:

Patent Name		Patent Number	Holder	Effective date of Patents	Expiry date of Patents

1	Uniformly Effective Front Backlight	ZL 99 2 48884.2	Yi Song	28/10/1999	27/10/2009

2	Efficiency Backlight and front Backlight of Side radiation	ZL 00 2 33726.6.	Yi Song	12/05/2000	11/05/2010

3	Efficiency Photosensitive Sensor for Graphic Content	ZL 01 2 01714.0	Yi Song	20/01/2001	19/01/2011

4	Efficiency Uniform Illuminance Equipment	ZL 02 2 05116.3	Yi Song	10/02/2002	9/02/2012

5	Efficiency Uniform Backlight of Side radiation	ZL 98 2 01487.2	Yi Song	02/03/1998	01/03/2008

6	Advanced Efficiency Backlight of Side radiation	ZL 01 2 19472.7	Yi Song	13/04/2001	12/04/2011

7	Efficiency Uniform Backlight of Front Backlight and White Backlight radiation	ZL 01 2 71009.1	Yi Song	19/11/2001	18/11/2011

8	High Efficiency of Light Source for Planar Fluorescent Lamp	ZL 200420006645.8	Yi Song	11/03/2004	10/03/2014

9	Improved Uniform and Luminous Side Backlight Device with High Efficiency	ZL 090220868	Yi Song	30/11/2001	29/11/2011

10	Efficiency Fluorescent Lamp of New Model	ZL 200320130305.1	Diguang Electronics	23/12/2003	22/12/2013

11	Efficiency Photosensitive Sensor for Graphic Content	Taiwan Patent	Yi Song	22/03/2001	22/03/2011

12	LED Optic Display	ZL200410074672.3	Yi Song	13/09/2004	13/09/2024

13	LED Grouping with Parallel Connected Backlight Modules for Big Sized TFT-LCD TV	ZL200620120892.X	Diguang Electronics	11/07/2006	11/07/2016

14	LED backlight module with adiabatic euphoric material radiator system	ZL200720005429.5	Diguang Electronics	23/04/2007	23/04/2017

15	Backlight Modules with LED Reflect Concave	ZL200620120893.4	Diguang Electronics	11/07/2006	11/07/2016

16	arrayed LED backlight modules with direct type	ZL200620120894.9	Diguang Electronics	11/07/2006	11/07/2016

17	Lightings and Lamps	ZL200720001219.9	Diguang Electronics	09/01/2007	09/01/2017

18	Inserted CCFL Backlight Module	ZL200620139418.1	Diguang Electronics	30/12/2006	30/12/2017

Almost all of our products incorporate technology from one or more of the above patents.  As these patents expire, the technology that they represent will become available to other backlight manufacturers. The expiration of one patent in 2007 will not have material adverse impact on our operation results.  However, the pace of change in this field will generally mean that the technology represented by the expired patents is out-of-date.  Our efforts will remain directed toward the development of new patents for leading-edge technologies that will help us to maintain our technological advantage.  We also intend to patent our new inventions both in China and internationally, and we continue to work closely with leading Chinese universities and research institutions in the development of such technology.

Management is not aware of any current or previous infringement of the existing patents.  If any infringement occurs, management will vigorously prosecute actions to halt the infringement and recover damages if the value of the patent is judged at the time to be sufficient to justify that effort.

DESCRIPTION OF PROPERTIES

Neither we, Diguang, Well Planner nor Diguang Technology own or lease any property.  Our indirect subsidiary, Diguang Electronics, was previously headquartered in Shenzhen, China where it leased office space, 1,002.6 square meters, with a monthly rental of RMB15,052 plus maintenance fee of RMB 1,504, or approximately $2,080. Diguang Electronics moved to new office space in Shenzhen in early 2007 and the old lease was terminated and we moved out during 2007

The new office space, approximately 1,200 square meters, which is self-owned and located in Futian District, Shenzhen, China has been handed over to the Company from the developer and the office relocation was completed in 2007.

On December 20, 2004, Diguang Electronics entered into a lease agreement with Dongguan Diguang Electronic Science & Technology Ltd., 92% of which is owned by Diguang Electronics (Hong Kong) and 8% is owned by Shenzhen Diguang Engine & Equipment Co., Ltd., to rent the plant with rental of RMB440,000 plus maintenance fee of RMB80,000 per month for the first two years. The subsequent rental will be subject to change in line with the market price. The lease terms starts from January 20, 2005 and expire on January 19, 2010. On February 23, 2005, both parties agreed that the rental for three months from February to April 2005 shall be waived as Diguang Electronic had to finish its interior remodeling during this period. On March 30, 2005, both parties agreed that the rental shall be RMB380,000 per month including all maintenance fee based on the prevailing market price for the similar facility to be leased in Dongguan area and that the lease terms start from February 1, 2005 to January 31, 2010. There were no other changes under the lease agreement. Based on the above amendments, the Company recorded the monthly rental of RMB361,000 on a straight-line basis.

Following the acquisition of Dongguan Diguang on December 30, 2007, the lease agreement and lease commitment were deemed terminated. The lease commitments within the group were deemed terminated.

On October 8, 2006, The Company entered into a lease agreement with Wuhan Hannstar Technology Ltd., or “Wuhan Hannstar”, to rent equipment with rental of RMB235,200, approximately $30,996, per month from December 1, 2006 to December 31, 2008. But the original lease agreement was cancelled in 2007 and a new lease agreement was entered into between Wuhan Diguang and Wuhan Hannstar on June 6, 2007. The new lease agreement lasted only for approximately six months ended December 31, 2007, with rental of RMB235,200, approximately $30,996, per month. It was agreed that the lease agreement should be renewed every year. Pursuant to this particular clause, both partied entered into a new lease agreement for 2008 on October 29, 2007, on which the rental was RMB200,000, approximately $27,418, per month for the year ended December 31, 2008. Also on October 8, 2006, the Company entered into a lease agreement with Wuhan TPV Display Technology Co., Ltd., or “Wuhan TPV”, to rent the factory with rental of RMB37,431, approximately $4,933, per month from December 1, 2006 to December 31, 2008.

Future minimum payments required under the lease agreement with Wuhan Hannstar and Wuhan TPV that has an initial or a remaining lease term in excess of one year at December 31, 2007 are as follows:

Year Ended December 31,	Amount
2008	$390,586

In October 2007, Dihao entered into a renewed lease agreement with Transcend Optronics (Yangzhou) Co, Ltd., to rent the factory premises for the period from October 1, 2007 to September 30, 2009 with rental of RMB 96,747, (approximately $12,750 ), per month.

Future minimum payments required under the lease agreement for the manufacturing facilities of Dihao that has an initial or a remaining lease term in excess of one year at December 31, 2007 are as follows:\

Years Ended December 31,	Amount
2008	159,154
2009	119,365
Total	$278,519

LEGAL PROCEEDINGS

Neither we nor any of our direct or indirect subsidiaries is a party to, nor is any of our property the subject of, any legal proceedings other than ordinary routine litigation incidental to their respective businesses.  There are no proceedings pending in which any of our officers, directors, promoters or control persons are adverse to us or any of our subsidiaries or in which they are taking a position or have a material interest that is adverse to us or any of our subsidiaries.

Neither we nor any of our subsidiaries is a party to any administrative or judicial proceeding arising under federal, state or local environmental laws or their Chinese counterparts.

DIRECTORS, EXECUTIVE OFFICERS, AND CONTROL PERSONS

 The following table and text set forth the names and ages of all directors and executive officers of the Company as of December 31, 2007  The Board of Directors is comprised of only one class.  All of the directors will serve until the next annual meeting of stockholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. Also provided herein are brief descriptions of the business experience of each director and executive officer during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the federal securities laws.

Name	Age	Position
Yi Song	50	Board Chairman and CEO
Hong Song	44	Director and COO
Keith Hor	43	Chief Financial Officer (appointed as of March 7, 2007)
Fong Heung Sang	48	Independent Director (appointed as of August 8, 2007)
Hoi S. Kwok	56	Independent Director (appointed as of August 8, 2007)
Tuen-Ping Yang	61	Independent Director

Yi Song, Board Chairman, President and Chief Executive Officer , established Diguang Electronics in 1996 and has been its chairman since inception. Mr. Song started his career in 1976 when he joined Hubei Wei Te Engine Factory as a technician. He was subsequently promoted to the position of engineer and thereafter, director of technology. From 1978 to 1979, he conducted research in the detecting fuse tube system of mathematical control together with a team of researchers from Wuhan Wireless Research Institute. From 1990 to 1996, he worked in the field of the marketing and sales operation in Shenzhen Nanji Electromechanical Company Ltd. under Aidi (Group) Corporation of China. Mr. Song is one of the members of SID, or Society for Information Display, the Deputy Director (Commissioner) of Working Committee of Shenzhen Electronics Communication Experts, one of the members of China Flat Plate Display Association, and Deputy Director of Shenzhen Optoelectronic Industry Association. In 2003, he was awarded Excellent Entrepreneur by Shenzhen Government and in 2006 he was again awarded the same title. Mr. Song cooperated with Wuhan University to research and develop the computer detecting project of Motor Automation Control Engineering. Mr. Song has completed a CEO course from Tsinghua University that focused on International Enterprise Management and is now working towards receiving his MBA for the University of Southern Queensland. Mr. Song is Hong Song's older brother and Tuen-Ping Yang's nephew.

Hong Song, Chief Operating Officer , joined Diguang Electronics in January 2001 and became Chief Operating Officer in 2006. Prior to joining Diguang Electronics, Mr. Song was an engineer involved in the design of mining engineering equipment at Beijing Engineering Design & Research Institute for Nonferrous Metals Industry (ENFI) from 1983 to 1990, where he was later promoted to project chief designer. Mr. Song has also held management positions at China National Non-Ferrous Metals Industry Corporation (CNNC) from 1990 to 1998. He obtained a degree in Mechanical Engineering from Xi’an Construction Technology University in 1983 and participated in post-graduate studies in Project Economic Analysis at Paris Mineral Industries University in Paris, France from 1998 to 1999. Mr. Song received his MBA from Peking University in 2001. Mr. Song is Yi Song’s younger brother and Tuen-Ping Yang’s nephew.

Keith Hor , Chief Financial Officer, was our financial controller from October 2006 to March 2007, overseeing the corporate strategic planning, financial and accounting functions and he was appointed chief financial officer on March 7, 2007 followed the resignation of former chief financial officer on the same date. Mr. Hor has extensive experience in corporate finance, treasury, accounting, auditing and financial planning experience in multi-national corporations. From April 2004 to September 2006, he was the group financial controller of and company secretary for Asia Tiger Group Ltd, a company listed in the Mainboard of Singapore Stock Exchange Ltd. and principally engaged in the trading and manufacturing of office equipment products and digital cameras with manufacturing facilities in Shenzhen, China. Prior to that, Mr. Hor had been the Vice President-Finance and Administration (Hong Kong & China) for five years in Jardine Logistics (HK) Ltd., a company principally engaged in air and sea forwarding services, warehouse, supply chain, inventory management and third party logistics services. He was a certified practicing accountant in Price Waterhouse from 1988 to 1993. Mr. Hor obtained his Master of Finance from the Bernard M. Baruch College, the City University of New York and his Professional Diploma of Accountancy from the Hong Kong Polytechnic University. He is a fellow member of the Chartered Association of Accountants, UK and an associate member of Hong Kong Society of Accountants.

Fong Heung Sang, Independent Director, appointed as of August 8, 2007, is a US Certified Public Accountant, and since December 2006 has served as the Executive Vice President for Corporate Development of Fuqi International, Inc.(Nasdaq: FUQI) From January 2004 to November 2006, Mr. Fong served as the managing partner of Iceberg Financial Consultants, a financial advisory firm based in China that advises Chinese clients on raising capital in the United States. From March 2002 to March 2004, Mr. Fong served as Chief Financial Officer of Pacific Systems Control Technology, Inc. (NASDAQ: PFSY), a Chinese company listed on NASDAQ and later on OTCBB. From December 2001 to December 2003, Mr. Fong was the Chief Executive Officer of Holley Communications, a Chinese company that engaged in CDMA chip and cell phone design. Mr. Fong currently serves as an independent director and audit committee member of Universal Technology Holdings Limited (HK Stock Code 8091), a Hong Kong public company, and as an independent director and chairman of the audit committee of Kandi Technologies, Inc., a U.S. public company (Nasdaq: KNDI). Mr. Fong graduated from the Baptist University with a diploma in history in 1982. He has a MBA from the University of Nevada at Reno and a Masters in Accounting from the University of Illinois at Urbana-Champagne, and is a member of the American Institute of Certified Public Accountants (AICPA) appointed as of August 8, 2007, is a Certified Public Accountant, and since December 2006 has served as the Executive Vice President for Corporate Development of Fuqi International, Inc. From January 2004 to November 2006, Mr. Fong served as the managing partner of Iceberg Financial Consultants, a financial advisory firm based in China that advises Chinese clients on raising capital in the United States. From March 2002 to March 2004, Mr. Fong served as Chief Financial Officer of Pacific Systems Control Technology, Inc. (NASDAQ: PFSY), a Chinese company listed on NASDAQ and later on OTCBB. From December 2001 to December 2003, Mr. Fong was the Chief Executive Officer of Holley Communications, a Chinese company that engaged in CDMA chip and cell phone design. Mr. Fong currently serves as an independent director and audit committee member of Universal Technology Holdings Limited (HK Stock Code 8091), a Hong Kong public company, and as an independent director and chairman of the audit committee of Stone Mountain Resources, Inc., a U.S. public company (OTCBB: SMOU). Mr. Fong graduated from the Baptist University with a diploma in history in 1982. He has a MBA from the University of Nevada at Reno and a Masters in Accounting from the University of Illinois at Urbana-Champagne.

Hoi S. Kwok, Independent Director, appointed as of August 8, 2007, is the Dr. William Mong Endowed Chair Professor of Nanotechnology at the Hong Kong University of Science and Technology. He has served as a consultant to numerous companies, and currently for Bona Fide Instruments, Ltd (Hong Kong), Integrated Micro-displays Limited (Hong Kong), and Himax Displays (Taiwan). He has founded four companies, and most recently eLite Displays (Hong Kong) in 2004. He received his B.S. in Electrical Engineering from Northwestern University in 1973, and received his B.S. and Ph.D. in Applied Physics from Harvard University in 1974 and 1978, respectively

Tuen-Ping Yang, Independent Director, has been the President of Cinema Systems, Inc. located in California since 1992. Previously, from 1984 to 1986, Mr. Yang served as the President of World Television Network and a Director of the Los Angeles National Bank. He has also been an Assistant Professor at Chinese Culture University, and a Manager of CMPC Taipei, Taiwan. He received his first Golden House Award (Taiwan’s Oscar Award) as the Best Film Director in 1972, and has received that award an additional three times since that date. He received his bachelor's degree from the National Taiwan University of Arts in 1967 and his master’s degree of Fine Arts from the University of California, Los Angeles, U.S. in 1976. Mr. Yang is Yi Song’s and Hong Song’s uncle.

Significant Employees

The following are employees of Diguang Electronics who are not executive officers, but who are expected to make significant contributions to our business:

Gangyi Luo, General Manager of Large Sized LED Backlight SBU, Diguang Electronics, joined Diguang Electronics in 2000 as a Sales Engineer, the departmental manager and later Superintendent of Sales & Marketing.  He was a lecturer from 1996 to 2000 at Kunming Railway Equipment School before joining Diguang Electronics in the Sales and Marketing Department as a Sales Engineer.  Based on his performance, Luo Gangyi was promoted to the position of Departmental Manager, then Superintendent of Sales and Marketing.  Luo Gangyi studied from 1992 to 1996 in Southwest Jiaotong University and obtained an Engineering degree.

Huade Zuo, General Manager of Small Sized Backlight SBU, Diguang Electronics, joined Diguang Electronics in 1999 as an engineer, manager, deputy chief engineer and later as Technology Superintendent. He is responsible for our technology, especially for the new technology and products.  From 1981 to 1999, he worked with Hubei Wei Te Engine Factory, where he was involved in product development. He has extensive experience in the design and production of moulds.  Mr. Zou Huade graduated from Wuhan Wireless Industries College in 1981, specializing in the design and production of moulds.

Maoshan Ding, General Manager of Conventional Backlight SBU, Diguang Electronics, joined Diguang Electronics in 2001 as R&D Engineer, R&D manager and later R & D Superintendent. He was also a director of Diguang Electronics at the beginning of 2005.  He was engaged in working at Hu Bei Wei Te Engine Factory, as Technology Section Chief and Engineer from 1980 to 1988.  He was engaged in working on R&D fields for engine products, Honghu Mechanical Electronic Research Institute from 1988 to 2001.  He graduated from Hubei Electronic Industrial School with a major in Semi-conductors.

Chen Rongguo, Director of Management Center, Diguang Electronics , joined Diguang Electronics in 2003 as deputy chief economist and production manager and later as budget & control superintendent.  From 1980 to 1989, he worked with Hubei Wei Te Engine Factory where he held various positions in production, finance and corporate management functions.  In 1989, he joined Wan Ma Company as an assistant to the general manager where he was involved in the day-to-day operations of the Company.  In 1995, he was transferred to the holding company, Ji Li Group Company, as logistics control manager.  Mr. Chen studied economic management by remote learning in Beijing Institute of Economic Management from 1983 to 1986.

Chao Guo, General Manager of Medium Sized Backlight SBU, Diguang Electronics , jointed Diguang Electronics in January 2003.  From January 2003 up to now he worked as manager in Diguang Electronics for overseas sales in charge of Korea and Europe market development and because of his good achievements he was promoted as General Manager of Medium Sized backlight SBU on September 1, 2007. From July 2002 to December 2002 he worked for Dongguan Tailian Manufacture Co, LTD as PMC dept Assistant. Mr.Guo studied  in Xi An Europe Asia Foreign Language University, China  in July 2002 with Major as International Trade.

Audit Committee Financial Expert

The Company has a separately-designated a standing Audit Committee of the Board of Directors established in accordance with Section 3(a)(58)(A) of the Exchange Act, as amended. The Audit Committee consists of the following individuals, all of whom the Company considers to be independent, as defined under the SEC’s rules and regulations and the Nasdaq’s definition of independence: Fong Heung Sang, Hoi S. Kwok and Tuen-Ping Yang.  Mr. Fong Heung Sang is the Chairman of the Audit Committee. The Board has determined that Mr. Fong Heung Sang is the Audit Committee financial expert, as defined in Item 407(d0(5)of Regulation S-K, serving on the Company’s audit committee.

Compensation Committee

The Company has a separately-designated standing Compensation Committee of the Board of Directors. The Compensation Committee is responsible for determining compensation for the Company’s executive officers.  The Company’s three independent directors, as defined under the SEC’s rules and regulations and the Nasdaq’s definition of independence, Fong Heung Sang, Hoi S. Kwok and Tuen-Ping Yang serve on the Compensation Committee. Mr Hoi S. Kwok is the Chairman of the Compensation Committee.

Nominating Committee

The Company has a separately-designated standing Nominating Committee of the Board of Directors. Director candidates are nominated by the Nominating Committee.  The Nominating Committee will consider candidates based upon their business and financial experience, personal characteristics, expertise that is complementary to the background and experience of other Board members, willingness to devote the required amount of time to carrying out the duties and responsibilities of Board membership, willingness to objectively appraise management performance, and any such other qualifications the Nominating Committee deems necessary to ascertain the candidates ability to serve on the Board.  In general, in order to provide sufficient time to enable the Nominating Committee to evaluate candidates recommended by stockholders, the Corporate Secretary must receive the stockholder's recommendation no later than thirty (30) days after the end of the Company's fiscal year.  The Company’s independent directors, as defined under the SEC’s rules and regulations and the Nasdaq’s definition of independence, Fong Heung Sang, Hoi S. Kwok and Tuen-Ping Yang serve on the Nominating Committee.  Mr. Tuen Ping Yang is the Chairman of the Nominating Committee.

Stockholders Communication

Stockholders interested in communicating directly with the Board of Directors, or specified individual directors, may email the Company’s independent directors and they will review all such correspondence and will regularly forward to the Board copies of all such correspondence that deals with the functions of the Board or committees thereof or that he otherwise determines requires their attention.  Directors may at any time review all of the correspondence received that is addressed to members of the Board of Directors and request copies of such correspondence.  Concerns relating to accounting, internal controls or auditing matters will immediately be brought to the attention of the Audit Committee and handled in accordance with procedures established by the Audit Committee with respect to such matters.

Code of Ethics and Conduct

The Board of Directors has adopted a Code of Ethics and Conduct which is applicable to all officers directors and employees.  The Code of Ethics and Conduct filed herewith is incorporated by reference from the Code of Ethics filed as an exhibit to the Registration Statement on Amendment No. 1 to Form S-1 filed with the Commission on October 30, 2006.

Section 16(a) Beneficial Ownership Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s executive officers and directors and persons who own more than 10% of a registered class of the Company’s equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of common stock and other of the Company’s equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% stockholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) reports they file.  To the best of the Company’s knowledge (based solely upon a review of the Form 3, 4 and 5 filed), no officer, director or 10% beneficial shareholder failed to file on a timely basis any reports required by Section 16(a) of the Securities Exchange Act of 1934, as amended.

EXECUTIVE COMPENSATION

The Company’s Compensation Committee is empowered to review and approve the annual compensation and compensation procedures for the executive officers of the Company. The primary goals of the Compensation Committee of our board of directors with respect to executive compensation are to attract and retain the most talented and dedicated executives possible and to align executives’ incentives with stockholder value creation. The Compensation Committee evaluates individual executive performance with a goal of setting compensation at levels the committee believes are comparable with executives in other companies of similar size and stage of development operating in similar industry while taking into account our relative performance and our own strategic goals.

We have not retained a compensation consultant to review our policies and procedures with respect to executive compensation. We conduct an annual review of the aggregate level of our executive compensation, as well as the mix of elements used to compensate our executive officers. Based on the compensations committee general industry knowledge of various companies in the electronics industry, we believe the salaries and bonuses of the key officers and employees of Diguang are fair and reasonable.

Elements of Compensation

Executive compensation consists of following elements:

Base Salary.  Base salaries for our executives are established based on the scope of their responsibilities, taking into account competitive market compensation paid by other companies for similar positions. Generally, we believe that executive base salaries should be targeted near the median of the range of salaries for executives in similar positions with similar responsibilities at comparable companies, in line with our compensation philosophy. Base salaries are reviewed annually, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. The last meeting of the Compensation Committee was held on March 20, 2007.

Discretionary Annual Bonus.  The Compensation Committee has the authority to award discretionary annual bonuses to our executive officers under the Compensation Committee Charter. So far, no discretionary bonus has been awarded. Bonuses, if they are awarded, are intended to compensate officers for achieving financial and operational goals and for achieving individual annual performance objectives. These objectives vary depending on the individual executive, but relate generally to strategic factors such as the financial performance, results of operation and per share performance of our common stock.

Our chief executive officer and chief operating officer are eligible for a discretionary annual bonus, the specific amount of which will be determined by the Compensation Committee. The actual amount of discretionary bonus is determined following a review of each executive’s individual performance and contribution to our strategic goals conducted during the first quarter of each fiscal year. The Compensation Committee has not fixed a maximum payout for any officers’ annual discretionary bonus.

Long-Term Incentive Program.  We believe that long-term performance is achieved through an ownership culture that encourages such performance by our key employees through the use of stock options. Our stock compensation plan has been established to provide certain of our employees with incentives to help align those employees’ interests with the interests of stockholders. The Compensation Committee believes that the use of stock options offers the best approach to achieving our compensation goals. We have not adopted stock ownership guidelines, and our stock compensation plan has provided the principal method for our key employees to acquire equity interests in our company. We believe that the annual aggregate value of these awards should be set near competitive median levels for comparable companies.

Options.  Our 2006 Stock Incentive Plan authorizes us to grant options to purchase shares of common stock to our employees, directors and consultants. Our Compensation Committee was the administrator of the stock option plan until the authority was delegated by the Board to our chief operating officer, Song Hong in 2007. Stock option grants were made on February 25, 2006 or at the commencement of employment. The board of directors reviewed and approved the stock option to our key employees, including our chief financial officer, and our independent directors on February 25, 2006 and the granting of stock options subsequent to that was administered and approved by the Compensation Committee, based upon a review of the competitive compensation of the key officers and the key employees, its assessment of individual performance, a review of each executive’s existing long-term incentives, and retention considerations. In 2006, our former chief financial officer, the only named executive officer, was awarded stock options in the amounts indicated in the section entitled “Grants of Plan Based Awards”. These grants were made to encourage an ownership culture among our employees. Neither the chief executive officer nor the chief operating officer has been granted any stock options. Stock options granted by us have an exercise price of $5.00 per share , expire ten years after the date of grant and with monthly vesting at the end of each month after March 1, 2006 for the three independent directors and yearly vesting for the chief financial officer and other employees; the options issued to the independent directors and the chief financial officer and our other employees vest at a rate of 1/36th per month, and 1/4th per year, respectively. During 2007, the former chief financial officer and two former independent directors resigned and all option awards had been expired as of December 31, 2007, except 20,000 shares have vested with the former chief financial officer at the time of her resignation on March 8, 2007 . In 2007, our current chief financial officer, the only named executive officer, was award stock options in the amounts indicated in the section entitled “Grants of Plan Based Awards”.

2006 Stock Incentive Plan.  Our 2006 Stock Incentive Plan authorizes us to grant incentive stock option, nonstatutory stock option, stock options, cash awards and stock awards to our employees, directors and consultants. Mr. Song Hong, our chief operating officer, is the administrator of the plan. If and when stock option awards are granted, they will be made on March 1 annually and, occasionally, to meet other special retention or performance objectives. Mr. Song Hong will provide the stock option award plans to the Compensation Committee on the executive officers and other key employees, etc. based upon the competitive compensation of the key officers and the key employees, its assessment of individual performance, a review of each executive’s existing long-term incentives, and retention considerations. Periodic stock option award plan to eligible employees, etc. will be regularly prepared by Mr. Song Hong for the approval of the Compensation Committee.

Stock Appreciation Rights.  We currently do not have any Stock Appreciation Rights Plan that authorizes us to grant stock appreciation rights.

Other Compensation.  Our chief executive officer and chief operating officer who were parties to employment agreements prior to the filing of this annual report will continue to be parties to such employment agreements in their current form until such time as the Compensation Committee determines in its discretion that revisions to such employment agreements are advisable. There has been no employment agreement with our previous chief financial officer. Other than the annual salary stipulated in the employment agreements of our chief executive officer and chief operating officer and the bonus that may be awarded to them at the discretion of the Compensation Committee, and other than the annual salary and the stock options granted to our chief financial officer, we do not have any other benefits and perquisites for our executive officers; however, the Compensation Committee in its discretion may provide benefits and perquisites to these executive officers if it deems it advisable. We currently have no plans to change the employment agreements (except as required by law or as required to clarify the benefits to which our executive officers are entitled as set forth herein) or to extend benefits and perquisites.

SUMMARY COMPENSATION TABLE

Name and principal position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock awards ($) (e)	Option awards [1] ($) (f)	Non-equity incentive plan compensation ($) (g)	Change in pension value and non-qualified deferred compensation earnings ($) (h)	All other compensation ($) 2 (i)	Total ($) (j)
Yi Song Chief Executive Officer and Chairman of the Board	2007 2006 2005	218,660 250,000 16,890	- - -	- - -	- - -	- - -	- - -	- - -	218,660 250,000 16,890

Keith Hor Chief Financial Officer (appointed on March 8, 2007)	2007 2006 2005	117,283 - -			16,795				134,078 - -

Jackie You Kazmerzak Chief Financial Officer (resigned on March 8, 2007)	2007 2006 2005	27,599 100,000 -	- - -	- - -	36,991 184,954 -	- - -	- - -	- - -	64,590 284,954 -

Hong Song Chief Operating Officer	2007 2006 2005	174,554 200,000 13,122	- - -	- - -	- - -	- - -	- - -	- - -	174,554 200,000 13,122

Jackie You Kazmareck resigned as CFO on March 8,2007 and 60,000 shares were forfeited and 20,000 shares were vested at the time of termination under the Stock Option Plan . The fair value of the vested 20,000 shares was $221,945 and its remaining balance of $36,991 was amortized in 2007.

Mr Yi Song entered into an employment letter agreement with us as of April 19, 2006, to serve as our Chief Executive Officer from March 17, 2006 through March 17, 2009, the “Initial Term”, and shall continue after that for an unspecified term. During the Initial Term, the employment relationship may be terminated by: (i) Yi Song for any reason upon 30 days notice, or (ii) us without cause, as defined in the employment agreement, upon 30 days notice or (iii) us for cause, as defined in the employment agreement, with immediate effect. Following the Initial Term, the employment relationship may be terminated by Yi Song or us according to our policies at the time of termination. Yi Song shall receive a monthly base salary of US$20,833.33, which is the RMB equivalent of $250,000 on an annualized basis, which may be increased during the Initial Term on each anniversary of March 17, 2006.

Mr Hong Song entered into an employment letter agreement with us as of April 19, 2006, to serve as our Chief Operating Officer from March 17, 2006 through March 17, 2009, the “Initial Term”, and shall continue after that for an unspecified term. During the Initial Term, the employment relationship may be terminated by: (i) Hong Song for any reason upon at least 30 days written notice, or (ii) us without cause, as defined in the employment agreement, upon 30 days written notice, or (iii) us for cause, as defined in the employment agreement, with immediate effect. Following the Initial Term, the employment relationship may be terminated by Hong Song or us according to our policies at the time of termination. Hong Song shall receive a monthly base salary of US$16,666.67, which is the RMB equivalent of US$200,000 on an annualized basis, which may be increased during the Initial Term on each anniversary of March 17, 2006.

Mr.Keith Hor entered into an employment agreement, (the "Employment Agreement"), on March 7, 2007, to serve as our Chief Financial Officer with effect from March 8, 2007. Pursuant to the Employment Agreement, Mr. Hor shall receive a salary of US$10,000 per month, payable pursuant to our normal payroll practices. In addition, Mr. Hor was granted options to purchase the equivalent of 20,000 of our shares under our 2006 Stock Incentive Plan. The vesting schedule of his options is as follows: 25% of the shares subject to the stock options shall vest on each of the first four anniversary of March 1, 2008.

We shall also pay Messrs. Yi Song , Hong Song and Keith Hor such bonuses as may be determined from time to time by our Compensation Committee. The amount of annual bonus payable to them may vary at the discretion of the Compensation Committee. In determining the annual bonus to be paid to them, the Compensation Committee may, consider all factors they deem to be relevant and appropriate.

Grants of Plan-Based Awards

		Estimated future payouts under non-equity incentive plan awards			Estimated future payouts under equity incentive plan awards			All other stock awards; number of shares of stock	All other option awards; number of securities underlying	Exercise or base price of option	Grant date fair value of stock and
Name	Grant date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	or units (#)	options (#)	awards ($/Sh)	option awards
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Song Yi Chief Executive Officer and Chairman of the Board	-	-	-	-	-	-	-	-	-	-	-
Keith Hor Chief Financial Officer	March 1, 2007							20,000		$5	$5
Jackie You Kazmerzak Chief Financial Officer	-	-	-	-	-	-	-	-	-	-	-
Song Hong Chief Operating Officer	-	-	-	-	-	-	-	-	-	-	-

  Outstanding Equity Awards at Fiscal Year-End

	Option awards					Stock awards
Name [2]	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: number of unearned shares units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Song Yi Chief Executive Officer and Chairman of the Board	-	-	-	-	-	-	-	-	-
Keith Hor Chief Financial Officer	5,000	-	15,000	5	February 28, 2017			15,000	32,700
Jackie You Kazmerzak Chief Financial Officer	20,000	-	-	5	February 25, 2016	-	-	-	-
Song Hong Chief Operating Officer	-	-	-	-	-	-	-	-	-

Pursuant to the terms of the Amended and Restated Share Exchange Agreement, we assumed Diguang’s outstanding 2006 stock incentive plan covering options totaling the equivalent of 1,500,000 shares of our common stock. Options equivalent to approximately 566,000 shares of our common stock were issued under the Diguang 2006 Option Plan before the Share Exchange closed as follows: the equivalent of 20,000 and 80,000 shares were granted to Diguang’s current and former chief financial officer in 2007 Agreement, as of March 7, 2007, the date the former chief financial officer resigned, 20,000 of her options have been vested and are exercisable but none of them has been exercised as of March 7, 2007. Under the Stock Option Agreement, the remaining of the 60,000 shares subject to the option that were unvested and hence unexercisable shall terminate and expire effective immediately on March 7, 2007, the date of her resignation. Under the Stock Option Agreement, 16,795 of his options have been vested and are exercisable but none of them has been exercised as March 1, 2008 . Neither the Chief Executive Officer nor the Chief Operating Officer was or is granted any options.

Director Compensation

Name [3]	Fees earned or paid in cash ($)	Stock awards ($)	Option awards [1] ($)	Non-equity incentive plan compensation [7] ($)	Change in pension value and nonqualified deferred compensation earnings [8]	All other compensation [2] ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Remo Richli	18,300	30,824		-	-	-	49,124
Gerald Beemiller	12,467	30,824		-	-	-	43,291
Tuen-Ping Yang	24,000	50,962		-	-	-	74,962
Fong Heung Sang	18,000						18,000
Hoi S. Kwok	12,000						12,000

Board Committees

The Board of Directors has appointed a Compensation Committee, an Audit Committee and a Nominating Committee.

Audit Committee Financial Expert

The Company has a separately-designated a standing Audit Committee of the Board of Directors established in accordance with Section 3(a)(58)(A) of the Exchange Act, as amended. The Audit Committee consists of the following individuals, all of whom the Company considers to be independent, as defined under the SEC’s rules and regulations and the Nasdaq’s definition of independence: Fong Heung Sang, Hoi S. Kwok and Tuen-Ping Yang.  Mr. Fong Heung Sang is the Chairman of the Audit Committee. The Board has determined that Mr. Fong Heung Sang is the Audit Committee financial expert, as defined in Item 407(d0(5)of Regulation S-K, serving on the Company’s audit committee.

Compensation Committee

The Company has a separately-designated standing Compensation Committee of the Board of Directors. The Compensation Committee is responsible for determining compensation for the Company’s executive officers.  The Company’s three independent directors, as defined under the SEC’s rules and regulations and the Nasdaq’s definition of independence, Fong Heung Sang, Hoi S. Kwok and Tuen-Ping Yang serve on the Compensation Committee. Mr Hoi S. Kwok is the Chairman of the Compensation Committee.

Nominating Committee

The Company has a separately-designated standing Nominating Committee of the Board of Directors. Director candidates are nominated by the Nominating Committee.  The Nominating Committee will consider candidates based upon their business and financial experience, personal characteristics, expertise that is complementary to the background and experience of other Board members, willingness to devote the required amount of time to carrying out the duties and responsibilities of Board membership, willingness to objectively appraise management performance, and any such other qualifications the Nominating Committee deems necessary to ascertain the candidates ability to serve on the Board.  In general, in order to provide sufficient time to enable the Nominating Committee to evaluate candidates recommended by stockholders, the Corporate Secretary must receive the stockholder's recommendation no later than thirty (30) days after the end of the Company's fiscal year.  The Company’s independent directors, as defined under the SEC’s rules and regulations and the Nasdaq’s definition of independence, Fong Heung Sang, Hoi S. Kwok and Tuen-Ping Yang serve on the Nominating Committee.  Mr. Tuen Ping Yang is the Chairman of the Nominating Committee.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transaction with management and others

Prior to the Share Exchange, Diguang Holdings paid a dividend in the amount $0.1624 per share of common stock, an aggregate of $2,078,744. On December 12, 2005, the Board of Diguang Technology resolved to distribute dividend of $2.1 million from its retained earnings to Sino Olympics. According to the board resolution, Sino Olympics will receive the payment of approximately $111,140, after netting the amount due from and to related parties, at the end of February 2006 to holders of its common stock.  The record date for the dividend was December 12, 2005.  As of that date, Diguang’s officers and directors beneficially owned all of its stock.

As part of the Share Exchange, Sino Olympics received 17,000,000 shares of our common stock in exchange for its shares of Diguang Holdings’ common stock.  Yi Song and Hong Song, two of our officers and directors as of the close of the Share Exchange, own Sino Olympics.

We are continually looking for opportunities to expand our business through either internal growth or by merger and acquisition.  During the process of understanding Diguang Holdings’ business operation, we noted that Sino Olympics owns currently owns a 32.5% interest in North Diamond, Ltd., a British Virgin Islands corporation, which owns a wholly foreign owned enterprise. Sino Olympics also has an option to acquire an additional 32.5% interest in North Diamond common stock from another stockholder for a total purchase price of $487,500. The wholly foreign owned enterprise will produce backlight products which are different from those we currently produce, but which we would like to produce in the near future. Thus, we entered into a Purchase Option Agreement, the “Option Agreement”, with Sino Olympics, Diguang Electronics, and Yi Song and Hong Song, the “Songs”, giving us the right to acquire the interests held in North Diamond from Sino Olympics. Under the Option Agreement, we have the right to purchase from Sino Olympics its entire equity interest in North Diamond, including the option to acquire the additional 32.5% ownership, for a period of one year from the date of the Option Agreement. The consideration to be paid for the exercise of the option is the amount that Sino Olympics paid for its interest, plus interest at the rate of 6% per annum, plus the assumption of any remaining obligation of Sino Olympics to contribute registered capital to North Diamond. In consideration for the Sino Olympics' entry into the Option Agreement, we and Shenzhen Diguang Electronics Co., Ltd. have agreed to allow Yi Song and Hong Song to devote such time and attention to the business of North Diamond as they deem appropriate, subject to the oversight of the independent members of our board of directors. In view of the possibility that we are going to own a significant interest in this joint venture, we believe that it is in our best interest to have Yi Song and Hong Song devote a portion of their business time and efforts to the joint venture.

On May 12, 2006, we entered into an Amended and Restated Purchase Option Agreement, the “Amended Agreement”, which superseded the Option Agreement. The parties to, and the terms and conditions of, the Amended Agreement are wholly identical to the Option Agreement except in the following respects. First, Sino Olympics’ current ownership of a 32.5% equity interest, “the Equity Interest”, in North Diamond is in exchange for a total contribution of $487,500 in registered capital, and not as was stated in the Option Agreement, in exchange for a total contribution of $20,000,000 in authorized capital. Second, Sino Olympics granted us the option to purchase, on or before May 12, 2007, all of the Equity Interest, including the option to acquire the additional 32.5% ownership in North Diamond, and not as was stated in the Option Agreement, on or before April 21, 2007. Third, the interest at the rate of 6% per annum which forms part of the consideration applies to both the Equity Interest and the additional 32.5% interest in North Diamond. Furthermore, the Amended Agreement elaborated that the interest at the rate of 6% per annum shall commence on the date of payment made by Sino Olympics towards its registered capital of North Diamond and shall end on the date we exercise the option. Finally, the Amended Agreement shall terminate if we fail to exercise the option prior to May 12, 2007, and not as stated in the Option Agreement, prior to April 21, 2007.

As of March 31, 2006, Sino Olympics infused only $487,500 into North Diamond, accounting for 32.5% interest whereas the other investor infused $1.0125 million, accounting for 67.5% interest based on the actually infused capital. On June 27, 2006, Sino Olympics injected an additional $1 million in North Diamond. So far Sino Olympics has made a total of $1,487,500 investment, accounting for 59.5% ownership out of $2.5 million of infused capital in North Diamond. As of September 30, 2006, Sino Olympics has injected another $392,857 and so reached its targeted 65% current equity ownership of North Diamond before the exercise of the purchase option.

On May 15, 2006, our board of directors, which included all the independent directors, passed resolutions to approve our acquisition of the Equity Interest and Sino Olympics’ additional 32.5% ownership in North Diamond.

On January 3, 2007, we exercised the option and the purchase price determined in accordance with the Amended and Restated Purchase Option Agreement was $1,977,864.

On July 18, 2006, Yi Song entered into a license agreement with us to grant us the right to use his patents free of charge pending the transfer of the patents to us.

During the normal course of business, transactions involving the movement of funds among certain related parties have occurred from time to time. The details of amounts due from and due to related parties are summarized as follows:

Related Party Relationships

Name of Related Parties	Relationship with the Company

Mr. Yi Song	One of the shareholders of the Company
Mr. Hong Song	One of the shareholders of the Company
Shenzhen Diguang Engine & Equipment Co., Ltd., a China based entity	80% owned by Mr. Yi Song and 20% owned by Mr. Hong Song
Sino Olympics Industrial Limited	The representative of Song’s brothers

The roll forward details of amount due to related parties were summarized as follows:

Amount due to	Diguang Engine	Stockholders	Total

Balance at January 1 , 2006	$1,706,165	$-	$1,706,165

Loan	1,358,261	-	1,358,261
Accrued interest	13,738	-	13,738
Payments made	(1,779,705)	-	(1,779,705)
Translation adjustment	16	-	16
Balance at December 31, 2006	$1,298,475	$-	$1,298,475

Accrued interest	77,113	-	77,113
Purchase price for acquisition of 65% interest in North diamond	-	1,977,864	1,977,864
Purchase price for acquisition of 100% interest in Dongguan Diguang S&T	-	4,200,000	4,200,000
Purchase price paid	-	(3,977,864)	(3,977,864)
Translation adjustment	90,202	-	90,202
Balance at December 31, 2007	$1,465,790	$2,200,000	$3,665,790

On December 29, 2007, Diguang International Holdings Ltd., or “Diguang International Holdings”, our wholly-owned subsidiary, entered into a sale and purchase agreement, or the “Agreement”, with Sino Olympics Industrial Limited, or “Sino Olympics”, and Shenzhen Diguang Engine & Equipment Co., Ltd., or “Shenzhen Diguang”, to acquire a 100% interest in Dongguan Diguang Electronics Science and Technology Co. Ltd., or “Dongguan S&T”. The closing date of the acquisition was December 30, 2007, which was deemed to be the date for the purpose of financial consolidation. Pursuant to local law, the acquisition is not effective until the registration of change of shareholders is approved by the Industrial and Commercial Bureau in Dongguan, Administration of Foreign investment in enterprises in Dongguan and State Administration in Foreign Exchange. Such approval is expected to be obtained within six months.

The above acquisition was approved by the independent directors of the Registrant at the board of directors’ meeting held on November 28, 2007.

According to the Agreement dated December 29, 2007, the consideration for the sale and purchase is US$4,200,000 and the initial payment is US$2,000,000, followed by 4 equal installments of US$550,000 payable on or before June 30, 2009.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

 As used in this section, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended, as consisting of sole or shared voting power, including the power to vote or direct the vote, and/or sole or shared investment power, including the power to dispose of or direct the disposition of, with respect to the security through any contract, arrangement, understanding, relationship or otherwise, subject to community property laws where applicable.

As of December 31, 2006, we had a total of 22,593,000 shares of common stock outstanding, which are our only issued and outstanding voting equity securities.  As of December 2007, we had repurchased a total of 252,300 shares and we had a total of 22,340,700 shares of common stock outstanding.

The following table sets forth, as of September 30, 2008 : (a) the names and addresses of each beneficial owner of more than five percent (5%) of our common stock known to us, the number of shares of common stock beneficially owned by each such person, and the percent of our common stock so owned; and (b) the names and addresses of each director and executive officer, the number of shares our common stock beneficially owned, and the percentage of our common stock so owned, by each such person, and by all of our directors and executive officers as a group. Each person has sole voting and investment power with respect to the shares of our common stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated.

Name of Beneficial Owner	Amount of Beneficial Ownership	Percentage Ownership (1)
Sino Olympics Industrial Limited	15,590,000	69%

Yi Song (2)	15,590,000	69%

Hong Song	*	*

Tuen-Ping Yang	*	*

Fong Heung Sang (appointed on August 8, 2007)

Hoi S. Kwok (appointed on August 8, 2007)

Remo Richli (resigned on June 20, 2007)	*	*

Gerald Beemiller (resigned on June 22, 2007)	*	*

Jackie You Kazmerzak (resigned on March 8, 2007)	*	*

Keith Hor (appointed on March 8, 2007)

All Officers & Directors as a Group	15,590,000	69%

(1) All percentages have been rounded up to the nearest one hundredth of one percent.

(2) Mr. Yi Song is the majority stockholder of Sino Olympics, as such he may be viewed as having beneficial ownership over all 15,590,000 shares owned by Sino Olympics.

* Individual owns less than 1% of our securities.

Pursuant to the terms of the Share Exchange, and as described above, we assumed Diguang’s 2006 Option Plan, which includes a total of 1,500,000 shares.  Employees, as well as officers and directors, will be eligible to receive shares under Diguang’s 2006 Option Plan.

SELLING SECURITY HOLDERS

We are registering for resale certain shares of our common stock. The term “selling stockholder” includes the stockholders listed below and their transferees, pledgees, donees or other successors. Information concerning the selling stockholders may change after the date of this prospectus and changed information will be presented in a supplement to this prospectus if and when required.

The table below shows the number of shares owned by the selling stockholders based upon information they have provided to us as of October 9 , 2006. Percent of shares beneficially owned by any person is calculated by dividing the number of shares of common stock beneficially owned by that person by the sum of the number of shares of common stock outstanding as of October 9 , 2006, and the number of shares of common stock as to which that person has the right to acquire voting or investment power as of October 9 , 2006, or within 60 days thereafter. As of October 9 , 2006, there were 22,593,000 shares of our common stock outstanding. Unless otherwise indicated, the selling stockholders have the sole power to direct the voting and investment over shares owned by them. We cannot estimate the number of shares the selling stockholders will hold after completion of this offering because they may sell all or a portion of the shares and there are currently no agreements, arrangements or understandings with respect to the number of shares to be sold by them. We have assumed for purposes of this table that none of the shares offered by this prospectus will be held by the selling stockholders after the completion of this offering. This information is based solely on information provided by or on behalf of the selling stockholders set forth below, and we have not independently verified the information. In addition, the selling stockholders identified below may have sold, transferred or disposed of all or a portion of their shares since the date on which they provided the information regarding their holdings in transactions exempt from the registration requirements of the Securities Act.

Except as provided below, to our knowledge, no selling stockholder nor any of their affiliates has held any position or office with, been employed by or otherwise has had any material relationship with us or any of our predecessors or affiliates within the past three years other than as a result of the ownership of our securities. We may amend or supplement this prospectus from time to time to update the disclosure set forth in it. Unless otherwise described below, the selling stockholders have confirmed to us that they are not broker-dealers or affiliates of a broker-dealer with the meaning of Rule 405 of the Securities Act of 1933, as amended, or the Securities Act.

	Shares of Common Stock Beneficially Owned Prior to the Offering			Shares of Common Stock Beneficially Owned After the Offering
Selling Stockholder	Number of Shares Beneficially Owned	Percent of Class	Number of Shares Being Offered	Number of Shares Beneficially Owned	Percent of Class
Chardan Capital, LLC 625 Broadway, Suite 1111 San Diego, CA 92101	800,000	3.541%	800,000	0	0%

	Shares of Common Stock Beneficially Owned Prior to the Offering			Shares of Common Stock Beneficially Owned After the Offering
Selling Stockholder	Number of Shares Beneficially Owned	Percent of Class	Number of Shares Being Offered	Number of Shares Beneficially Owned	Percent of Class
ABS Associates 120 Seauer Street C-902 Brooklire, MA 02445	7,000	*	7,000	0	0%
Dynahero Investments Limited P.O.Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands	400,000	1.771%	400,000	0	*
JLF Partners I, LP 2275 Via De La Valle, Suite 204 San Diego, CA 92014	370,300	1.639%	370,300	0	0%
JLF Partners II, LP 2275 Via De La Valle, Suite 204 San Diego, CA 92014	33,300	*	33,300	0	0%
JLF Offshore Fund, Ltd. 2275 Via De La Valle, Suite 204 San Diego, CA 92014	596,400	2.640%	596,400	0	0%
Chardan Capital Markets, LLC 17 State Street, Suite 2575 New York, NY 10004	133,000	*	133,000	0	*
Maxim Group, LLC 405 Lexington Avenue New York, NY 10174	110,000	*	110,000	0	*
Craig Samuels 13990 Rancho Dorado Bend San Diego, CA	125,000	*	125,000	0	*
Hilltop Holdings Company, LP 920 5 th Ave 3B New York, NY 10021	125,000	*	125,000	0	*
Adar Investment Fund c/o Adar Investment Management LLC 156 W56 Street, Suite 801 New York, NY 10019	40,000	*	40,000	0	*
Atlas Master Fund Ltd. c/o Balyasny, 650 Madison Avenue 19 th Floor, New York, NY 10022	60,000	*	60,000	0	*
Thomas Auth 1930 Broadway 11 th Floor New York, NY 10023	2,000	*	2,000	0	*
Richard Blakeman 17360 St. James Court Boca Raton FL 33996	2,000	*	2,000	0	*
Capital Ventures International c/o Heights Capital Management, Inc. 101 California Street, Suite 3250 San Francisco, CA 94111	5,000	*	5,000	0	*
Chih Cheung c/o Chardan Capital Markets, LLC 17 State Street, Suite 2575 New York, NY 10004	1,500	*	1,500	0	*
Ravi Chiruvolu 840 Occidental Way Emerald Hills, CA 94062	6,000	*	6,000	0	*

	Shares of Common Stock Beneficially Owned Prior to the Offering			Shares of Common Stock Beneficially Owned After the Offering
Selling Stockholder	Number of Shares Beneficially Owned	Percent of Class	Number of Shares Being Offered	Number of Shares Beneficially Owned	Percent of Class
Michael Cho 800 Sixth Avenue, Apt. 280 New York, NY 10001	3,000	*	3,000	0	*
Gary Colarossi 32 DeForest Avenue West Islip, NY 11795	2,000	*	2,000	0	*
Connelly Capital Mgt LLC 9820 Thompson PK PKY 717 Scottsdale, AZ 85255	10,000	*	10,000	0	*
Crestwood Capital Master Fund Ltd . c/o ING Investment Management LLC 230 Park Avenue, 14 th Floor New York, NY 10169	100,000	*	100,000	0	*
Cross River Partners 22 ELM Place Rye, NY 10580	20,000	*	20,000	0	*
Cyclops Derivatives Fund LP 3160 Bronson Road Fairfield, CT06824	4,000	*	4,000	0	*
Dalewood Associates LP 275 Madison Avenue, Suite 1203 New York, NY 10016	30,000	*	30,000	0	*
DKR Soundshore Oasis Holding Fund Ltd . 18 Church Street Skandia House Hamilton HM11 Bermuda	44,000	*	44,000	0	*
Domaco Venture Capital Fund Maxim Group Attn: Tony Polak 405 Lexington Ave. 2 nd Fl. New York, NY 10174	1,000	*	1,000	0	*
Edgar Massabni Trust P.O.Box 1038 Pikeville, KY 41502	2,000	*	2,000	0	*
G Kip Edwards P.O.Box 1979 Kings Beach, CA 96143	2,000	*	2,000	0	*
The Equity Group Inc . 800 Third Avenue, 36 th Floor New York, NY 10022	4,000	*	4,000	0	*
John Fleming 8 Hedley Farms Road Westport, CT 06880	2,000	*	2,000	0	*
Banque de Luxembourg Attn: Sinan Narin c/o AXXION S.A. 1B Parc d’Activite Syndrall L-5365 Munsbach	62,995	*	62,995	0	*
Globis Capital Partners LP 60 Broad Street, 38 th Floor New York, NY 10004	102,000	*	102,000	0	*

	Shares of Common Stock Beneficially Owned Prior to the Offering			Shares of Common Stock Beneficially Owned After the Offering
Selling Stockholder	Number of Shares Beneficially Owned	Percent of Class	Number of Shares Being Offered	Number of Shares Beneficially Owned	Percent of Class
Globis Overseas Fund Ltd . c/o Globis Capital Management, L.P. 60 Broad Street, 38 th Floor New York, NY 10004	23,000	*	23,000	0	*
Globis Asia LLC 1239 Veeder Drive Hewlett, New York 11557	34,500	*	34,500	0	*
John P Green 25 Merlam Street Lexington, MA 02420	2,000	*	2,000	0	*
Jeffrey Grossman 33 Bouton Street East #B Stamford, CT 06907	2,000	*	2,000	0	*
Guerrilla Partners LP 237 Park Avenue, 9 th Floor New York, NY 10017	5,000	*	5,000	0	*
Harborview Master Fund LP Harbour House, 2 nd Floor, Waterfront Drive, Road Town Tortola, British Virgin Islands	25,000	*	25,000	0	*
Michael Hayes 338 London Road Loudonville, NY 12211	1,000	*	1,000	0	*
Hedge Capital Partners LLC 98 Cuttermill Road, Ste 3705 Great Neck, NY 11021-3004	4,000	*	4,000	0	*
Philip Hempleman Two Dublin Hill Drive Greenwich, CT 06830	43,000	*	43,000	0	*
Spencer Hempleman 78 Charles St., Apt. 1W New York, NY 10014	3,000	*	3,000	0	*
HFR ED Opportunity II Master Trust 65 Front Street Hamilton, Bermuda HM11	3,867	*	3,867	0	*
IRA FBO Ronald M Lazar Pershing LLC CUST c/o Ronald M. Lazar, Maxim Group 405 Lexington Avenue, 2 nd Floor New York, NY 10174	1,200	*	1,200	0	*
Joslynda Capital LLC 25 Briarwood Lane Lawrence, NY 11559	20,000	*	20,000	0	*
Paul Kasselman P.O.Box 87 Delmar, NY 12054	2,000	*	2,000	0	*
Maura Kelly c/o Global Payments Inc. 10 Glen Lake Parkway Atlanta, GA 30328	1,000	*	1,000	0	*
Jeff Knightly 155 W 68 th Street #415 New York, NY 10023	10,000	*	10,000	0	*

	Shares of Common Stock Beneficially Owned Prior to the Offering			Shares of Common Stock Beneficially Owned After the Offering
Selling Stockholder	Number of Shares Beneficially Owned	Percent of Class	Number of Shares Being Offered	Number of Shares Beneficially Owned	Percent of Class
Grange Lantz 9030 W. Sahara Avenue #222 LV, NV 89117	1,000	*	1,000	0	*
Barry Levites 341 E. 149 th Street Bronx, NY 10451	2,000	*	2,000	0	*
The Levites Organization 341 E. 149 th Street Bronx, NY 10451	2,000	*	2,000	0	*
Longview Fund LP 600 Montgomery Street, 44 th Floor San Francisco, CA 94111	20,000	*	20,000	0	*
Gregory Markel 141 Brewster Road Scarsdale, NY 10583	2,000	*	2,000	0	*
Meadowbrook Opportunity Fund LLC 520 Lake Cook Road, Suite 690 Deerfield, IL 60015	15,000	*	15,000	0	*
Metzman Capital Ventures Inc. 4808 Moorland Lane S. 109 Bethesda, MD 20814	65,000	*	65,000	0	*
MHR Capital Partners Master Account LP 40 West 57 th Street, 24 Floor New York, NY 10019	80,000	*	80,000	0	*
MLR Capital Offshore Master Fund Ltd . 909 Third Avenue, 29 th Floor New York, NY 10022	70,000	*	70,000	0	*
Richard Molinsky 51 Lords HWY East Weston, CT 06883	4,000	*	4,000	0	*
Monarch Capital Fund Ltd. Harbour House, 2 nd Floor Waterfront Drive Road Town, Tortola British Virgin Islands	50,000	*	50,000	0	*
Ladson Montgomery 129 Tanglewood Trace Jacksonville, Florida 32259	2,000	*	2,000	0	*
Marcus Moser Butzstrasse 41 Augsburg, Germany, 86199	17,005	*	17,005	0	*
Newlight Associates II (BVI) LP 500 North Broadway, Suite 144 Jericho, NY 11753	23,220	*	23,220	0	*
Newlight Associates II LP 500 North Broadway, Suite 144 Jericho, NY 11753	66,140	*	66,140	0	*

	Shares of Common Stock Beneficially Owned Prior to the Offering			Shares of Common Stock Beneficially Owned After the Offering
Selling Stockholder	Number of Shares Beneficially Owned	Percent of Class	Number of Shares Being Offered	Number of Shares Beneficially Owned	Percent of Class
Newlight Associates II-E LP 500 North Broadway, Suite 144 Jericho, NY 11753	10,640	*	10,640	0	*
Nite Capital LP 100 East Cook Avenue, Suite 201 Libertyville, FL 60048	4,000	*	4,000	0	*
Lynn November 27-2 Mitchell Road Westhampton Beach, NY 11978	1,400	*	1,400	0	*
UBS O’Conner LLC FBO O’ Conner Pipes Corporate Strategies Master Ltd. One North Wacker Drive, 32 nd Floor Chicago, IL 60606	80,000	*	80,000	0	*
John Pappajohn 666 Walnut Street, Suite 2116 Des Moines, Iowa 50309	20,000	*	20,000	0	*
Para International Fund Ltd. c/o Cito Fund Services (Cayman Island) Ltd Corporate Centre, West Bay Road P.O.Box 31106 SMB Grand Cayman, Cayman Islands	21,515	*	21,515	0	*
Para Partners LP 520 Madison Avenue, 8 th Floor New York, NY 10022	26,202	*	26,202	0	*
Pinnacle China Fund LP 4965 Preston Park Building, Ste. 240 Plano, TX 75093	57,000	*	57,000	0	*
Pleiades Investment Partners RLP c/o Potomac Capital Management Inc 825 Third Avenue, 33 rd Floor NY 10022	23,940	*	23,940	0	*
Frederick B Polack 8 Elskip Lane, Greenwich, CT 06831	1,000	*	1,000	0	*
Anthony G Polak Maxim Group Attn: Tony Polak 405 Lexington Ave. 2 nd Fl. New York, NY 10174	1,000	*	1,000	0	*
James Pollata 61 Bristol Rd. Luellesky, MA 02481	10,000	*	10,000	0	*
Marcello Porcelli 95 Horatio Street, #617 New York, NY 10014	3,000	*	3,000	0	*
Potomac Capital International Ltd . c/o Potomac Capital Management Inc 825 Third Avenue, 33 rd Floor NY 10022	21,680	*	21,680	0	*
Potomac Capital Partners LP c/o Potomac Capital Management Inc 825 Third Avenue, 33 rd Floor New York, NY 10022	34,380	*	34,380	0	*

	Shares of Common Stock Beneficially Owned Prior to the Offering			Shares of Common Stock Beneficially Owned After the Offering
Selling Stockholder	Number of Shares Beneficially Owned	Percent of Class	Number of Shares Being Offered	Number of Shares Beneficially Owned	Percent of Class
RL Capital Partners LP c/o Ronald M. Lazar, Maxim Group 405 Lexington Avenue, 2 nd Floor New York, NY 10174	4,000	*	4,000	0	*
Charles Joseph Rose 190 East 72 nd Street New York, NY 10021	44,000	*	44,000	0	*
Ronald M Rossen 19740 Farewall Avenue Saratoga, CA 95070	500	*	500	0	*
Simon Shah c/o Chardan Capital Markets, LLC 17 State Street, Suite 2575 New York, NY 10004	3,000	*	3,000	0	*
Jack Silver Trustee 920 Fifth Avenue #313 New York, NY 10021	300,000	1.328%	300,000	0	*
Alfred Stein 3700 South Ocean Blvd., Apt. #1210 Highland Beach, FL 33487	4,000	*	4,000	0	*
Sidney Stein 2 Edge of Woods Latham, NY 12110	2,000	*	2,000	0	*
Sterling Capital Management 225 Vally Road N.W. Atlanta, GA 30305	100,000	*	100,000	0	*
Arthur Stern III 30 Woodcrest Drive Armonk, NY 10504	2,000	*	2,000	0	*
Straus Partners LP 605 Third Avenue New York, NY 10158	25,000	*	25,000	0	*
Richard Swift 203 Blue Mill Road Morristown, NJ 07960	2,000	*	2,000	0	*
Henry Terranova 3037 Timothy Road Bellmore, NY 11710	2,000	*	2,000	0	*
Glen Tobias 22 Hampton Road Scarsdale, NY 10583	2,000	*	2,000	0	*
Jack Tufano & Mary Jane Tufano J/T 2365 Rockville Centre Pkwy Oceanside, NY 11572	2,000	*	2,000	0	*
UBS Para Fund LLC 1285 Avenue Of The Americas New York, NY 10019	18,416	*	18,416	0	*
Marc Urbach c/o Chardan Capital Markets, LLC 17 State Street, Suite 2575 New York, NY 10004	500	*	500	0	*

	Shares of Common Stock Beneficially Owned Prior to the Offering			Shares of Common Stock Beneficially Owned After the Offering
Selling Stockholder	Number of Shares Beneficially Owned	Percent of Class	Number of Shares Being Offered	Number of Shares Beneficially Owned	Percent of Class
Argyris Vassiliou 94 Nathan Hale Drive Stamford, CT 06902	2,000	*	2,000	0	*
Victoria Opportunity Partners LP c/o Concentric Investment Management LLC One International Place, Ste. 2401 Boston, MA 02110	10,000	*	10,000	0	*
Boris Volman 13530 Grand Central #512 Kew Gardens, NY 11435	4,000	*	4,000	0	*
Michael Weiskoff 71 Three Mile Harbor Drive East Hampton, NY 11937	1,000	*	1,000	0	*
Whalehaven Capital Fund Limited 14 Par-La-Ville Road, 3 rd Floor Hamilton, Bermuda, HM08	10,000	*	10,000	0	*
Windsor Glenns Falls Partnership LLP 5 Southside Drive, Suite 200 Clifton Park, NV 12065	2,000	*	2,000	0	*
XI Capital Offshore Fund Ltd. 527 Madison Avenue, 6 th Floor New York, NY 10022	10,000	*	10,000	0	*
XI Capital Partners, LP 527 Madison Avenue, 6 th Floor New York, NY 10022	20,000	*	20,000	0	*
Jonathan Young L/79, RJ 25 Coran, NY 11727	1,400	*	1,400	0	*

* denotes percentage is less than 1.

PLAN OF DISTRIBUTION

The selling shareholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed prices, at varying prices determined at the time of sale, at prevailing market prices at the time of sale or at negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;

•	block trades in which the broker dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker dealer as principal and resale by the broker dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	broker dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker dealers engaged by the selling shareholders may arrange for other brokers dealers to participate in sales. Broker dealers may receive commissions or discounts from the selling shareholders (or, if any broker dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling shareholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus filed under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling stockholders also may transfer and donate the shares of Common Stock in other circumstances, in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of Common Stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of Common Stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers. The selling shareholders have informed the Company that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

The selling shareholders and any other persons participating in a distribution of the shares will be subject to applicable provisions of the Securities Exchange Act and the rules and regulations thereunder, including Regulation M, which may restrict certain activities of, and limit the timing of purchases and sales of the shares by the selling shareholders and other persons participating in a distribution of the shares. Furthermore, under Regulation M, persons engaged in a distribution of the shares are prohibited from simultaneously engaging in market making and certain other activities with respect to the shares for a specified period of time prior to the commencement of such distributions subject to specified exceptions or exemptions. All of the foregoing may affect the marketability of the shares offered hereby.

Under the securities laws of some states, the shares of Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of Common Stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of Common Stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

We will pay all expenses of the registration of the shares of Common Stock pursuant to the registration rights agreement, including without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. In accordance with the registration rights agreements, we will indemnify the selling stockholders against losses, claims, damages, liabilities, costs (including, without limitation, costs of preparation and attorneys' fees) and expenses (collectively, " Losses ") , or the selling stockholders will be entitled to contribution if a claim for indemnification is due but unavailable. In accordance with the same registration rights agreement, we may be indemnified by the selling stockholders against Losses that may arise from any written information furnished to us by the selling stockholder or approved in writing by the selling stockholder, in each case specifically for use in this prospectus, or we may be entitled to contribution if a claim for indemnification is due but unavailable.

DESCRIPTION OF SECURITIES TO BE REGISTERED

Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.001 per share.  As of the date of this filing, we have 22,593,000 shares of common stock issued and outstanding.  The following summary description relating to our capital stock does not purport to be complete and is qualified in its entirety by reference to our Articles of Incorporation, as amended and Bylaws.

Common Stock

Holders of common stock are entitled to cast one vote for each share on all matters submitted to a vote of shareholders.  The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available thereafter.  See “Dividend Policy.”  Such holders do not have any preemptive or other rights to subscribe for additional shares.  All holders of common stock are entitled to share ratably in any assets for distribution to shareholders upon the liquidation, dissolution or winding up of the Company.  There are no conversion or sinking fund provisions applicable to the common stock.  The common stock is subject to redemption, purchase or acquisition by us for fair value.  All outstanding shares of common stock are fully paid and nonassessable.

In addition to the stock issued as of the date of the Share Exchange, we have agreed to issue as additional purchase price for the stock of Diguang, up to 6,000,000 shares of our common stock as Incentive Shares to certain of Diguang’s former shareholders if we achieve specified after-tax profit targets for fiscal years 2006 through 2009, excluding the effect of any charges to the company’s earnings as a result of the issuance of the Incentive Shares. The following number of shares will be available for issuance as Incentive Shares in the specified year: in 2006, 500,000 shares; in 2007, 1,500,000 shares; and in 2008 and 2009, 2,000,000 shares per year.

Taking into account all of the shares that were issued in connection with the Offering, and the stock reserved for issuance in connection with Diguang’s 2006 Option Plan and the Incentive Shares, we could have outstanding as many as 30,093,000 shares, leaving approximately 20,000,000 authorized shares available for issuance for other purposes.  Authorized but unissued shares of common stock may be issued without shareholder approval.

Options

Pursuant to the Share Exchange Agreement, we assumed Diguang’s 2006 Option Plan consisting of a total of the equivalent of 1,500,000 shares, 540,000 shares of which have been issued, and none of which were issued to Yi Song or Hong Song.  The options equaling 540,000 shares have an expiration date of ten years from their date of grant and an exercise price of $5.00 per share. T he exercise price of the remaining options will be determined as based on the market price of the date of grant.  As of the date of this filing, options equaling 960,000 shares remain available for issuance under the Diguang 2006 Option Plan.  Please see “Executive Compensation,” “Stock Option Plan” above for further information.

Registration Rights

Pursuant to a registration rights agreement entered into in connection with the private placement, Diguang will file a “resale” registration statement with the SEC covering the 2,400,000 shares of common stock that were issued in the private placement. Pursuant to other agreements, Diguang will also include in that registration statement 800,000 shares held by Chardan Capital, LLC, 243,000 held by the placement agents of the Offering, and an aggregate of 1,250,000 issued to five investors, none of which is an officer, director or employee of ours. The registration statement is to be filed no later than 90 days after the date the Share Exchange closed, and if it is filed later than that, the investors in the private placement will be entitled to receive additional stock as compensation for the delay.  We are obligated to maintain the effectiveness of the “resale” registration statement from the effective date through and until 24 months after the effective date.  If the “resale” registration statement is not declared effective by the SEC on or prior to the 180 th day after filing it, the total number of shares of Common Stock subscribed to in the Offering for each investor shall be increased by two percent (2%) per month for each month (or portion thereof) that the registration statement is not so declared, provided that the aggregate increase in such shares, including any shares issued as a result of the failure to file the registration statement within ninety (90) days of the closing of the Share Exchange, will in no event exceed 20% of the original subscription amount.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is Signature Stock Transfer, Inc., whose address is One Preston Park, 2310 Ohio Drive, Suite 100, Plano, Texas 75093, and whose phone number is (972)612-4120.

Listing

Our common stock is currently quoted on the over the counter market of the National Association of Securities Dealers “Electronic Bulletin Board”.

Certain Provisions of Nevada Law and of Our Amended Articles of Incorporation and Bylaws

The following description of certain provisions of Nevada law and of our amended articles of incorporation and bylaws is only a summary. For a complete description, we refer you to Nevada law, our amended articles of incorporation and our bylaws that are exhibits to the registration statement of which this prospectus is a part.

 Our Board of Directors

Our bylaws provide that the number of directors of our company may not be fewer than 1 and not more than 9. Any vacancy will be filled by the remaining directors then in office or by our stockholders.

Holders of shares of our common stock will have no right to cumulative voting in the election of directors, and our directors are elected by a plurality vote of the stockholders. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of our common stock will be able to elect all of our directors.

 Removal of Directors

Our bylaws provide that a director may be removed with cause by the affirmative vote of the holders of at least two-thirds of our outstanding shares.

 Amendment to Our Bylaws

Our bylaws may be amended by the board of directors or the stockholders (except that amendments to the provisions regarding size of the board of directors and removal of directors require unanimous approved by the board of directors).

 Advance Notice of Director Nominations and New Business

With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. For a stockholder to make director nominations or properly bring items of business before a meeting of stockholders, the stockholder is required to provide written notice of such nominations or business to us at least 90 days prior to the meeting, provided that if less than 100 days notice or public announcement of the meeting date is given to our stockholders, then the stockholder's notice need only be received within 10 days after the earlier of the date notice of the meeting was mailed or public announcement of the meeting date was made.

 Limitations on Liability of Directors and Indemnification of Directors and Officers

Our amended articles of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for any act or omission in their capacity as directors, except to the extent otherwise expressly provided by a statute of the State of Nevada.

Our bylaws provide that we shall indemnify our directors, officers, employees, and agents to the extent required by Nevada law and shall indemnify our directors and officers to the fullest extent permitted by Nevada corporate law. We may purchase and maintain liability insurance, or make other arrangements for such obligations or otherwise, to the extent permitted by the Nevada corporate law.

Insofar as the indemnification for liabilities arising under the Securities Act may be permitted for directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXPERTS

The financial statements of Diguang Holdings as of and for each of the three fiscal years ended December 31, 2005, 2006 and 2007, included in this prospectus have been audited by BDO REANDA Certified Public Accountants, Beijing, China and BDO Shenzhen Dahua Tiancheng CPAs, Shenzhen, PRC, independent registered public accounting firms, as stated in their reports appearing herein. These financial statements have been so included in reliance upon the reports of such firms given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

The validity of shares of the common stock being offered hereby and certain other legal matters as to the law of the State of Nevada will be passed on for us by Hale Lane Peek Dennison and Howard.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits, schedules and amendments filed with this registration statement, under the Securities Act with respect to offers and resales of shares of our common stock by the selling stockholders identified in this prospectus. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and its exhibits and schedules. For further information about us and the common stock that the selling security holders intend to offer or sell in this offering, you should refer to the registration statement and its exhibits and schedules filed as part of the registration statement for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits filed with the registration statement for copies of the actual contract, agreement or other documents. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract is an exhibit to the registration statement, each statement is qualified in all respects by reference to the exhibit to which the reference relates.

You can read, inspect without charge and obtain a copy of the registration statement or any of our other materials we file or filed with the SEC at the SEC’s Public Reference Room free of charge at the Headquarters Office at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain copies of the documents at prescribed rates by contacting the SEC’s Public Reference Room at (202) 551-8090. Please call the SEC, at its toll-free number at 1-800-SEC-0330 for further information on the operation of the public reference room. In addition, the SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

 DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
CONSOLIDATED BALANCE SHEETS
(In US Dollars)

	December 31,	June 30,
	2007	2008
ASSETS		(Unaudited)
Current assets:
Cash and cash equivalents	$16,250,727	$7,635,851
Short term investment in marketable securities	-	1,501,655
Accounts receivable, net of allowance for doubtful accounts $680,784 and $702,539	12,713,705	21,764,677
Inventories, net of provision $841,518 and $950,269	7,499,768	11,788,520
Other receivables, net of provision $102,574 and $109,086	389,764	390,745
VAT recoverable	407,376	89,550
Advance to suppliers	904,203	1,628,603
Deferred tax asset	86,572	86,572
Total current assets	38,252,115	44,886,173

Investment, net of impairment $622,194 and $622,194	877,806	877,806
Property and equipment, net	17,449,871	18,479,851
Construction in progress	-	22,114

Total assets	$56,579,792	$64,265,944
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$18,855,416	$25,388,240
Advance from customers	464,281	565,856
Accruals and other payables	3,358,199	2,316,262
Accrued payroll and related expense	795,690	652,227
Income tax payable	428,217	450,756
Amount due to related parties	1,465,790	876,122
Amount due to stockholders - current	1,100,000	1,650,000
Total current liabilities	26,467,593	31,899,463

Research funding advanced	245,730	261,332
Amount due to stockholders	1,100,000	-
Total non-current liabilities	1,345,730	261,332
Total liabilities	27,813,323	32,160,795

Minority interest	1,475,361	2,505,939
Stockholders’ equity:
Common stock, par value $0.001 per share, 50 million shares authorized, 22,593,000 shares and 22,593,000 issued, 22,340,700 shares and 22,220,150 outstanding	22,593	22,593
Additional paid-in capital	20,028,955	20,312,207
Treasury stock at cost	(429,295)	(567,336)
Appropriated earnings	1,949,839	2,047,477
Retained earnings	3,127,110	3,332,990
Translation adjustment	2,591,906	4,451,279
Total stockholders’ equity	27,291,108	29,599,210

Total liabilities and stockholders' equity	$56,579,792	$64,265,944

See accompanying notes to financial statements.

 DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME (LOSS)
(In US Dollars)

	Six Months Ended June 30		Three Months Ended June 30,
	2007	2008	2007	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues:
Revenues, net	$15,658,508	$33,096,769	$8,896,421	$16,897,178
Cost of sales	13,002,302	28,276,106	7,626,714	14,715,749

Gross profit	2,656,206	4,820,663	1,269,707	2,181,429

Selling expense	962,741	782,981	337,193	375,415
Research and development costs	558,347	651,603	393,849	333,869
General and administrative expenses	3,114,642	2,461,218	1,302,389	1,111,965

Income (loss) from operations	(1,979,524)	924,861	(763,724)	360,180

Interest income (expense), net	91,003	(122,454)	101,855	(64,028)
Investment income (loss)	87,050	29,179	87,050	249
Other income	247,368	(213,349)	43,793	(109,959)

Income (loss) before income taxes	(1,554,103)	618,237	(531,026)	186,442

Income tax provision	19,449	124,768	19,449	(8,217)

Net income (loss) before minority interest	(1,573,552)	493,469	(550,475)	194,659

Minority interests	136,367	189,951	110,116	59,871

Net income (loss) to common shareholders	$(1,709,919)	$303,518	$(660,591)	$134,788

Weighted average common shares outstanding - basic	22,593,000	22,300,646	22,593,000	22,274,485

Earnings per share - basic	(0.08)	0.01	(0.03)	0.01

Weighted average common shares outstanding - diluted	22,593,000	22,300,646	22,593,000	22,274,485

Earning per shares - diluted	(0.08)	0.01	(0.03)	0.01

Other comprehensive income:
Net income	(1,709,919)	303,518	(660,591)	134,788
Translation adjustment	487,199	1,859,372	319,473	721,189

Other comprehensive income (loss)	$(1,222,720)	$2,162,890	$(341,118)	$855,977

See accompanying notes to financial statements.

 DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Increase (Decrease) in Cash and Cash Equivalents
(In US Dollars)

	Six Months Ended June 30,
	2007	2008
	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net income (loss)	$(1,709,919)	$303,518
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Minority interest	136,367	189,951
Depreciation	503,415	964,979
Inventory provision	-	55,321
Share-based compensation	785,020	283,252
Changes in operating assets and liabilities:
Accounts receivable	(4,597,189)	(8,697,643)
Inventory	(2,144,828)	(4,136,591)
Other receivables	(221,198)	(3,663)
VAT recoverable	152,877	315,060
Prepayments and other assets	893,008	(896,937)
Accounts payable	2,567,994	6,366,846
Accruals and other payable	359,851	(1,124,691)
Advance from customers	319,810	93,650
Taxes payable	18,921	22,817

Net cash provided by (used in) operating activities	(2,935,871)	(6,264,131)

Cash flows from investing activities:
Purchase of fixed assets	(4,285,521)	(1,788,752)
Disposal (purchase) of marketable securities	-	(1,501,655)
Cash paid for an acquisition transaction	(1,977,864)	-

Net cash used in investing activities	(6,263,385)	(3,290,407)

Cash flows from financing activities:
Stock repurchase	-	(138,041)
Due to related parties	67,213	(1,093,119)
Capital infused by minority interest in North Diamond	-	737,500

Net cash provided by financing activities	67,213	(493,660)

Effect of changes in foreign exchange rates	289,165	1,433,322

Net increase (decrease) in cash and cash equivalents	(8,842,878)	(8,614,876)

Cash and cash equivalents, beginning of the period	20,550,032	16,250,727

Cash and cash equivalents, end of the period	$11,707,154	$7,635,851

See accompanying notes to financial statements.

 DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 ─ REORGANIZATION, BUSINESS AND BASE OF PRESENTATION

Diguang International Development Co., Ltd., the “Company”, was established under the laws of the State of Nevada in 2000.  The predecessor company was named Online Processing, Inc. That name was changed into the current name after a reverse merger transaction was consummated on March 17, 2006. The Company currently has the following subsidiaries

•	Shenzhen Diguang Electronics Co., Ltd., a China based entity owning 100% interest;
•	Well Planner Limited, a Hong Kong based entity owning 100% interest;
•	Diguang Science and Technology (HK) Limited, a British Virgin Islands based entity owning 100% interest;
•	Wuhan Diguang Electronics Co., Ltd., a China based entity established on March 13, 2007 owning 100% interest;
•	North Diamond Limited, a British Virgin Islands based entity owning 65% interest acquired on January 3, 2007; and
•	Dongguan Diguang Electronic Science and Technology Co., Ltd, a China based entity owning 100% interest acquired on December 30, 2007.

The Company designs, develops, manufactures, and sells LED and CCFL backlight units. These backlight units are essential components used in illuminating display panels such as TFT-LCD and color STN-LCD panels. These display panels are used in products such as mobile phones, PDAs, digital cameras, liquid crystal computer or television displays and other household and industrial electronic devices. The Company’s customers are located in both China and overseas.

The above two acquisitions incurred in 2007 were accounted for assets exchanges between the entities under the common control in accordance with the Appendix D of the SFAS No. 141 as the owners of 65% interest in North Diamonds and 100% interest in Dongguan Diguang Electronic Science and Technology Co., Ltd., “Dongguan Diguang S&T” thereafter, also own more than 50% interest of the Company. Accordingly, the consolidated financial statements for the half year ended June 30, 2007 were respectively restated to include the financial position and operating results of Dongguan Diguang S&T for the half year of 2007.

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for the complete consolidated financial statements. In the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for fair presentation have been included. Operating results for the six-month period ended June 30, 2008 are not necessarily indicative of the results that may be expected for the year ending December 31, 2008.

NOTE 2 ─ RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Company adopted SFAS No. 157,“Fair Value Measurements” (SFAS No. 157) and SFAS No. 159,“The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115” (SFAS No.159) to account for its financial assets, short term deposit. The short term deposit placed in a reputable commercial bank in Hong Kong was measured under fair value estimated by the Bank on a monthly basis. The adoption of SFAS No. 157 and SFAS No. 159 do not have impact on the Company’s financial position and operating results for the first half year of 2008.

 DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 ─ RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (Continued)

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141(R)”). SFAS 141(R) changes accounting for acquisitions that close beginning in 2009. SFAS No. 141R broadens the guidance of SFAS No. 141, extending its applicability to all transactions and other events in which one entity obtains control over one or more other businesses. It broadens the fair value measurement and recognition of assets acquired, liabilities assumed, and interests transferred as a result of business combinations. SFAS No. 141R expands on required disclosures to improve the statement users’ abilities to evaluate the nature and financial effects of business combinations. SFAS No. 141R is effective for fiscal years beginning on or after December 15, 2008 (fiscal year beginning July 1, 2009 for the Company). The Company is currently assessing the impact that the adoption of SFAS No. 141R may have on its financial position, results of operations, and cash flows. The adoption of SFAS No. 141R will have impact on future acquisition transactions.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements, An Amendment of ARB No. 51” (“SFAS No. 160”). SFAS No. 160 requires that a noncontrolling interest in a subsidiary be reported as equity and the amount of consolidated net income specifically attributable to the noncontrolling interest be identified in the consolidated financial statements. It also calls for consistency in the manner of reporting changes in the parent’s ownership interest and requires fair value measurement of any noncontrolling equity investment retained in a deconsolidation. SFAS No. 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. The Company is currently assessing the impact that the adoption of SFAS No. 160 may have on its financial position, results of operations, and cash flows.

NOTE 3 ─ ACCOUNTS RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

During the normal course of business, the Company extends unsecured credit to its customers. Typically credit terms require payment to be made within 90 days of the invoice date. The Company does not require collateral from its customers. The Company regularly evaluates and monitors the creditworthiness of each customer on a case-by-case basis. The Company includes any accounts balances that are determined to be uncollectible in the allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available to management, the Company believes that its allowance for doubtful accounts as of December 31, 2007 and June 30, 2008 were adequate, respectively. However, actual write-off might exceed the recorded allowance.

The following table presents allowance activities in accounts receivable.

	December 31,	June 30,
	2007	2008
		(Unaudited)

Beginning balance	$751,145	$680,784
Additions charged to expense	501,684	-
Translation changes	-	21,755
Recovery	-	-
Write-off	(572,045)	-

Ending balance	$680,784	$702,539

 DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 ─ INVENTORIES

Inventories consisted of the following:

	December 31,	June 30,
	2007	2008
		(Unaudited)

Raw materials	$3,631,197	$5,356,148
Work in progress	1,603,662	1,552,774
Finished goods	1,802,523	3,168,429
Consignment goods	1,303,904	2,661,438

	8,341,286	12,738,789
Provision	(841,518)	(950,269)

Inventories, net	$7,499,768	$11,788,520

NOTE 5 ─ PROPERTY AND EQUIPMENT

A summary of property and equipment at cost is as follows:

	December 31,	June 30,
	2007	2008
		(Unaudited)

Land usage rights	$2,993,885	$3,183,974
Plant and office buildings	10,505,835	11,284,480
Machinery	4,090,772	4,791,930
Office equipment	937,505	1,098,459
Vehicles	277,925	296,854
Software	111,260	140,193
Leasehold improvement	1,322,537	1,488,810

	20,239,719	22,284,700
Accumulated depreciation	(2,789,848)	(3,804,849)

	$17,449,871	$18,479,851

The depreciation and amortization for the six-months ended June 30, 2007 and 2008 were $503,415 and $964,979, respectively.

NOTE 6 ─ RELATED PARTY TRANSACTIONS

Related Party Relationships

Name of Related Parties	Relationship with the Company

Mr. Yi Song	One of the shareholders of the Company
Mr. Hong Song	One of the shareholders of the Company
80% owned by Mr. Yi Song and 20% owned by Mr. Hong Song
Sino Olympics Industrial Limited	The representative of Song’s brothers

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 ─ RELATED PARTY TRANSACTIONS (Continued)

After acquiring 100% interest in Dongguan Diguang S&T, the Company assumed the loan of RMB10 million borrowed by Dongguan Diguang S&T from Shenzhen Diguang Engine and Equipment on October 20, 2006. RMB5 million of the principal was repaid during six months ended June 30, 2008 and at June 30, 2008, the outstanding loan balance was RMB6,009,407, equivalent of $876,122, and the cumulative interest for the aforementioned loan was RMB1,009,407, equivalent of $147,163. The accrued interest will be paid together with the repayment of principal when the loan matures. The loan will mature on November 30, 2008.

The purchase price of Dongguan Diguang S&T was $4.2 million, of which $2 million was paid in 2007. The remaining $2.2 million presenting on the balance sheet as amount due to stockholders will be repaid through four installment payments on June 30, 2008, December 31, 2008, March 31, 2009 and June 30, 2009, respectively. $550,000 was paid at June 30, 2008. The accrued interest on the $2.2 million payable for the six months ended June 30, 2008 was $74,350.

NOTE 7 ─ EQUITY TRANSACTIONS

In accordance with the signed Share Exchange Agreement, the shareholders of Diguang International Holdings Limited will be granted certain incentive shares if the Company, post reverse merger, meets certain financial performance criteria. The incentive shares and financial performance criteria are as follows:

	2008	2009
Sino Olympics Industries Limited	2,000,000	2,000,000
After-tax Profit Target (in million) (1)	$31.9	$43.1

(1) After-tax profit targets shall be the income from operations, less taxes paid or payable with regard to such income, excluding the effect on income from operations, if any, resulting from issuance of Incentive Shares in any year.

The Company accounts for the transactions of issuing these incentive shares based on the fair value on the grant date. Under SFAS 123R, the Company assesses whether it is probable at the grant date the awards would be earned and if it is probably the expense would be recorded over the period, which in this case is specified as the shareholders of Diguang International Development Co., Ltd. can earn any of the above presented shares each year. The Company estimated that the net income for six months ended June 30, 2008 would not meet the proportion of the after-tax profit target for the entire year and did not book any share-based compensation for Song Brothers during this reporting period.

NOTE 8 ─ STOCK OPTIONS

The Company adopted Statement of Financial Accounting Standards No.123 (amended 2008), “Share-Based Payment” (FAS 123(R)). The Company recognized the share-based compensation based on the grant-date fair value estimated in accordance with the provisions of FAS 123(R). During the six months ended June 30, 2008, the Company granted 40,000 stock options with an exercise price at $1.91 per share to two employees. The Company used Black-Scholes option pricing model to determine the fair value of stock options on the grant date. The fair value of 40,000 options was at approximately $1.36 per share, resulting in a share-based compensation totaling $54,400. As of June 30, 2008, 236,556 shares of stock options became exercisable.

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 ─ STOCK OPTIONS (Continued)

Assumptions

The fair value of each stock option granted was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions, assuming no expected dividends:

	June 30,
	2007	2008

Expected volatility	105.04%	95.76%
Weighted average volatility	N/A	N/A
Expected term	7 years	7 years
Risk free interest rate	4.51%	3.75%

The expected volatilities are based on the historical volatility of the Company’s stock. The observation is made on a daily basis. The period of observation covered was from March 1, 2007 to February 29, 2008. The expected terms of stock options are based on the average vesting period and the contractual life of stock options granted. The newly granted 40,000 shares of stock options granted to two employees are to be vested at 1/36 of each month over 36 months period. The risk-free rate is consistent with the expected terms of stock option and based on the U.S. Treasury yield curve in effect at the time of the grant. The Company estimated the forfeiture rate of its stock options was 6.13%.

Stock Option Plan

The Company’s 2006 Stock Incentive Plan, the “2006 Plan”, which is shareholder-approved, permits the grant of stock options to its employees up to 1,500,000 shares of common stock. The Company believes that such awards better align the interests of its employees with those of its shareholders. Option awards are generally granted with an exercise price per share equal to the market price of the grant date. These options have up to ten-year contractual life term. Awards generally vest over four years in equal installments on the next four succeeding anniversaries of the grant date. The share-based compensation will be recognized based on graded method over the four years or over the three years regarding the options granted to directors in order to match their directorship terms. A summary of option activities under the 2006 Plan during the six months ended June 30, 2008 are presented as follows:

Stock Options	Shares	Weighted- Average Exercise Price	Weighted - Average Remaining Contractual Term	Aggregate Intrinsic Value at Reporting Date
Outstanding at January 1, 2008	407,417	$5.00	8.22	-
Granted	40,000	1.91	9.92	-
Exercised	-	-	-	-
Forfeited or expired	(1,000)	5.00	-	-
Outstanding at June 30, 2008	446,417	5.00	8.14	-
Exercisable at June 30, 2008	236,556	$5.00	7.99	-

 DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 ─ STOCK OPTIONS (Continued)

(Note: The trading price of the Company’s common stock at June 30, 2008 was $1 per share. Therefore, no intrinsic value reported.)

A summary of the status of the Company’s non-vested stock options during the six months ended June 30, 2008 is presented below:

Non-Vested Options	Shares	Weighted- Average Grant Date Fair Value
Non-vested at January 1, 2008	262,028	$10.66
Granted	40,000	1.36
Vested	(91,167)	10.24
Forfeited or expired	(1,000)	11.10

Non-vested at June 30, 2008	209,861	$9.08

As stock-based compensation expense recognized in the unaudited consolidated statements of income for the six months ended June 30, 2007 and 2008 was based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience. For the six months ended June 30, 2007 and 2008, stock-based compensation expenses recognized were $785,020 and $283,252 respectively.

NOTE 9 ─ EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share for the periods indicated:

	Six Months Ended June 30,		Three Months Ended June 30,
	2007	2008	2007	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Numerator:
Net income (loss) attributable to common shareholders	$(1,709,919)	$303,518	(660,591)	$134,788
Net income (loss) used in computing diluted earnings per share	$(1,709,919)	$303,518	(660,591)	$134,788

Denominator:
Weighted average common shares outstanding - basic	22,593,000	22,300,646	22,593,000	22,274,485
Potential diluted shares from stock options granted	-	-	-	-
Weighted average common share outstanding - diluted	22,593,000	22,300,646	22,593,000	22,274,485

Basic earnings per share	$(0.08)	$0.01	$(0.03)	$0.01
Diluted earnings per share	$(0.08)	$0.01	$(0.03)	$0.01

As previously noted, all options are considered anti-dilutive for the three and six months ended June 30, 2008.

 DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 ─FULFILLMENT OF CAPITAL INFUSION OBLIGATION TO NORTH DIAMOND

The minority interest party infused capital of $737,500 on May 7, 2008 to North Diamond. After the capital infusion, the minority interest stockholder has fulfilled its capital infusion obligation to North Diamond. The Company fulfilled its part of capital infusion in the amount of $1,369,643 to North Diamond on July 25, 2008, on which the proceeds resulted from the borrowing incurred subsequent to June 30, 2008. See Note 12 for subsequent event. After the capital infusion by both parties, the registered capital requirement of Yangzhou Dihao under China laws and regulations is satisfied and the proportion of ownership does not change.

NOTE 11 ─ SEGMENT REPORTING

The Company currently operates only in one business segment. As the Company’s major production base is in China while export revenue and net income in overseas entities accounted for a significant portion of total consolidated revenue and net income, management believes that the following tables present useful information to chief operation decision makers for measuring business performance, financing needs, and preparing corporate budget, etc.

	Six Months Ended June 30,		Three Months Ended June 30,
	2007	2008	2007	2008

Sales to China domestic customers	$3,113,870	$8,698,474	$1,702,620	$3,969,898
Sales to international customers	12,544,638	24,398,295	7,193,801	12,927,280

	$15,658,508	$33,096,769	$8,896,421	$16,897,178

	China	International
	Customers	Customers	Total

As of June 30, 2007
Revenue	$3,113,870	$12,544,638	$15,658,508
Gross margin	12%	18%	17%
Receivable	4,885,694	6,844,101	11,729,795
Inventory	6,549,228	-	6,549,228
Property and equipment	15,943,525	-	15,943,525
Expenditures for long-lived assets	4,285,521	-	4,285,521

As of June 30, 2008
Revenue	$8,698,474	$24,398,295	$33,096,769
Gross margin	16%	14%	15%
Receivable	5,590,960	16,876,256	22,467,216
Inventory	11,788,520	-	11,788,520
Property and equipment	18,501,965	-	18,501,965
Expenditures for long-lived assets	1,788,752	-	1,788,752

NOTE 12 ─ SIGNIFICANT SUBSEQUENT EVENT

On July 1, 2008, the Board of Directors of the Company approved the application of Shenzhen Diguang Electronics Co., Ltd., “Shenzhen Diguang” thereafter for banking facilities of RMB40 million from Shenzhen Pingan Bank Co. Ltd. The banking facilities will be used for the purpose of expanding manufacture activities in the newly built plant in Dongguan Diguang S&T, as well as the second phase capital contribution of Yangzhou Dihao. On July 1, 2008, Shenzhen Diguang received a loan of RMB30 million from Shenzhen Pingan Bank.

FINANCIAL STATEMENTS

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.

Report of Independent Registered Public Accounting Firm

The Board of Directors
Diguang International Development Co., Ltd

We have audited the accompanying consolidated balance sheets of Diguang International Development Co., Ltd (the “Company”) as of December 31, 2007, and the related statements of income and comprehensive income, stockholders’ equity and cash flows for the year ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diguang International Development Co., Ltd, as of December 31, 2007, the results of its operations and its cash flows for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Shenzhen Dahua Tiancheng CPAs
BDO Shenzhen Dahua Tiancheng CPAs

Shenzhen, PRC
April1 2, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors
Diguang International Development Co., Ltd

We have audited the accompanying consolidated balance sheets of Diguang International Development Co., Ltd (the “Company”) as of December 31, 2006, and the related statements of income and comprehensive income, stockholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Dongguan Diguang Electronic Science and Technology Co., Ltd., a wholly-owned subsidiary, those statements include assets which represent 16% of the consolidated assets as of December 31, 2006, and revenues which represent 0% and 0% of the consolidated revenues for each of the years in the two-year period ended December 31, 2006. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Dongguan Diguang Electronic Science and Technology Co., Ltd., is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Diguang International Development Co., Ltd, as of December 31, 2006, the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Reanda
BDO Reanda

Beijing, PRC
March 23, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors
Diguang International Development Co., Ltd

We have audited the accompanying balance sheets of Dongguan Diguang Electronic Science and Technology Co., Ltd (“Dongguan Diguang S&T”) as of December 31, 2005 and 2006, and the related statements of operations and comprehensive income (loss), stockholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2006. These financial statements are the responsibility of Dongguan Diguang S&T’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Dongguan Diguang S&T is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Dongguan Diguang S&T’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dongguan Diguang Electronics Science and Technology Co., Ltd, as of December 31, 2005 and 2006, the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Shenzhen Dahua Tiancheng CPAs
BDO Shenzhen Dahua Tiancheng CPAs

Shenzhen, PRC
December 28, 2007

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
CONSOLIDATED BALANCE SHEETS
(In US Dollars)

	December 31,
	2006	2007

ASSETS
Current assets:
Cash and cash equivalents	$20,550,032	$16,250,727
Accounts receivable, net of allowance for doubtful account $751,145 and $680,784	6,384,253	12,713,705
Inventories, net of provision $545,446 and $841,518	4,396,247	7,499,768
Other receivables, net of provision $0 and $102,574	243,334	389,764
VAT recoverable	220,793	407,376
Advance to suppliers	1,398,594	904,203
Deferred tax asset	86,572	86,572
Total current assets	33,279,825	38,252,115

Investment, net of impairment $0 and $622,194	1,500,000	877,806
Property and equipment, net	8,321,004	17,449,871
Construction in progress	1,896,537	-
Prepayment for purchasing office space	1,969,462	-
Total assets	$46,966,828	$56,579,792
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$8,033,367	$18,855,416
Advance from customers	177,184	464,281
Accruals and other payables	1,991,603	3,358,199
Accrued payroll and related expense	347,688	795,690
Income tax payable	335,672	428,217
Amount due to related parties	1,298,475	1,465,790
Amount due to stockholders – current	-	1,100,000
Total current liabilities	12,183,989	26,467,593

Research funding advanced	-	245,730
Amount due to stockholders	-	1,100,000
Total non-current liabilities	-	1,345,730
Total liabilities	12,183,989	27,813,323

Minority interest	1,043,035	1,475,361
Stockholders’ equity:
Common stock, par value $0.001 per share, 50 million shares authorized, 22,593,000 shares and 22,593,000 issued, 22,593,000 shares and 22,340,700 outstanding	22,593	22,593
Additional paid-in capital	18,468,478	20,028,955
Treasury stock at cost	-	(429,295)
Appropriated earnings	1,294,578	1,949,839
Retained earnings	12,865,572	3,127,110
Translation adjustment	1,088,583	2,591,906
Total stockholders’ equity	33,739,804	27,291,108

Total liabilities and stockholders' equity	$46,966,828	$56,579,792

See accompanying notes to financial statements

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In US Dollars)

	Years Ended December 31,
	2005	2006	2007

Revenues:
Revenues, net	$35,648,118	$34,242,617	$45,909,256
Cost of sales	23,066,958	23,145,450	38,087,919

Gross profit	12,581,160	11,097,167	7,821,337

Selling expense	1,480,229	1,574,524	2,582,456
Research and development	727,302	786,322	1,054,367
General and administrative	1,664,094	6,656,469	6,476,242
Loss on disposing assets	913	-	-
Impairment loss	-	-	622,194
Income (loss) from operations	8,708,622	2,079,852	(2,913,922)

Interest income (expense), net	(32,075)	158,699	122,251
Investment income (loss)	(7,405)	53,676	483,311
Other income (loss)	293,341	(99,908)	(168,017)

Income (loss) before income taxes	8,962,483	2,192,319	(2,476,377)

Income tax provision	532,927	452,562	94,343

Net income (loss) before minority interests	8,429,556	1,739,757	(2,570,720)

Minority interests	(84,327)	74,941	334,617

Net income (loss)	$8,513,883	$1,664,816	$(2,905,337)

Weighted average common shares outstanding – basic	18,250,000	21,383,960	22,531,384

Earnings (loss) per share – basic	0.47	0.08	(0.13)

Weighted average common shares outstanding – diluted	18,250,000	21,383,960	22,531,384

Earning (loss) per shares – diluted	0.47	0.08	(0.13)

Other comprehensive income :
Net income	$8,513,883	$1,664,816	$(2,905,337)
Translation adjustments	234,630	851,488	1,857,709

Comprehensive income (loss)	$8,748,513	$2,516,304	$(1,047,628)

See accompanying notes to financial statements.

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In US Dollars)

	Common Stock
	Shares	Amount	Treasury Stock	Additional Paid- in Capital	Appropriated Earnings	Retained Income Loss)	Accumulated Comprehensive Income (Loss)	Total
Balance at January 1, 2005	18,250,000	$18,250	$-	$3,846,144	$133,507	$7,184,389	$2,465	$11,184,755
Retained earnings converted to capital	-	-	-	1,236,445	-	(1,236,445)	-	-
Appropriation	-	-	-	-	368,326	(368,326)	-	-
Dividends declared	-	-	-	-	-	(2,100,000)	-	(2,100,000)
Imputed interest on stockholder loans	-	-	-	79,683	-	-	-	79,683
Net income for the year	-	-	-	-	-	8,513,883	-	8,513,883
Translation adjustment	-	-	-	-	-	-	234,630	234,630
Balance at December 31, 2005	18,250,000	18,250	-	5,162,272	501,833	11,993,501	237,095	17,912,951

Reorganization and recapitalization	1,943,000	1,943	-	(44,425)	-	-	-	(42,482)
Common shares issued	2,400,000	2,400	-	10,256,976	-	-	-	10,259,376
Offsetting offering expenses	-	-	-	(25,718)	-	-	-	(25,718)
Fair value of stock options granted	-	-	-	2,134,342	-	-	-	2,134,342
Capital infused in two previously separate entities	-	-	-	905,357	-	-	-	905,357
Imputed interest on stockholder loans	-	-	-	79,674	-	-	-	79,674
Net income for the year	-	-	-	-	-	1,664,816	-	1,664,816
Appropriation	-	-	-	-	792,745	(792,745)	-	-
Translation adjustments	-	-	-	-	-	-	851,488	851,488
Balance at December 31, 2006	22,593,000	22,593	-	18,468,478	1,294,578	12,865,572	1,088,583	33,739,804

Fair value of stock options granted	-	-		1,206,091	-	-	-	1,206,091
Net income for the year	-	-	-	-	-	(2,905,337)	-	(2,905,337)
Appropriation	-	-	-	-	655,261	(655,261)	-	-
Treasury stock	-	-	(429,295)	-	-	-	-	(429,295)
Translation adjustment converted into capital	-	-	-	354,386	-	-	(354,386)	-
Deemed dividend distribution	-	-	-	-	-	(6,177,864)	-	(6,177,864)
Translation adjustments	-	-	-	-	-	-	1,857,709	1,857,709
Balance at December 31, 2007	22,593,000	$22,593	$(429,295)	$20,028,955	$1,949,839	$3,127,110	$2,591,906	$27,291,108

See accompanying notes to financial statements

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
( The Increase or Decrease in Cash and Cash Equivalents )
  (In US Dollars)

	Years Ended December 31,
	2005	2006	2007

Cash flows from operating activities:
Net income(loss)	$8,513,883	$1,664,816	$(2,905,337)
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interests	(84,327)	74,941	334,617
Depreciation	499,203	766,141	1,197,819
Imputed interest	79,683	79,674	-
Bad debts allowance	32,061	259,237	604,258
Inventory provision	-	545,446	296,072
Impairment of long-term investment	-	-	622,194
Loss on disposing assets	913	-	-
Stock compensation	-	2,134,342	1,206,091
Deferred tax asset	-	(86,572)	-
Changes in operating assets and liabilities:
Accounts receivable	(1,306,417)	(541,888)	(6,507,856)
Inventory	(2,046,095)	(1,221,802)	(3,170,378)
Other receivables	(222,967)	(152,056)	(248,711)
VAT recoverable	-	(219,860)	(184,913)
Prepayments and other assets	25,421	(638,015)	459,832
Accounts payable	3,303,643	734,551	10,075,059
Accruals and other payable	417,810	610,856	1,732,009
Advance from customers	19,196	(157,525)	295,936
Taxes payable	347,510	(228,046)	88,034
Net cash provided by (used in) operating activities	9,579,517	3,624,240	3,894,726

Cash flows from investing activities:
Purchase of fixed assets	(4,124,520)	(3,214,600)	(6,172,666)
Cash paid for acquisition of two entities	-	-	(3,977,864)
Long term investment	-	(1,500,000)	-
Disposal (purchase) of marketable securities	(765,370)	1,056,122	-
Deposit for office building	(721,928)	(1,808,773)	-
Due from related parties	(96,659)	21,538	-
Net cash used in investing activities	(5,708,477)	(5,445,713)	(10,150,530)

Cash flows from financing activities:
Common share issued	-	12,000,000	-
Stock repurchase	-	-	(429,295)
Offering expenses	(25,718)	(1,740,624)	-
Due to related parties	135,319	(469,590)	158,876
Capital infused by owners of North Diamond	-	1,392,857	-
Research funding advanced	-	-	236,225
Payments for a long-term bank loan	(470,941)	-	-
Dividend paid	-	(111,140)	-

Net cash provided by (used in) financing activities	(361,340)	11,071,503	(34,194)

Effect of changes in foreign exchange rates	183,415	738,486	1,990,693

Net increase (decrease) in cash and cash equivalents	3,693,115	9,988,516	(4,299,305)

Cash and cash equivalents, beginning of the year	6,868,401	10,561,516	20,550,032

Cash and cash equivalents, end of the year	$10,561,516	$20,550,032	$16,250,727

See accompanying notes to financial statements

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 ─ REORGANIZATION AND RECAPITALIZATION

On January 10, 2006, Online Processing, Inc. (“Online” thereafter) entered into a stock exchange agreement with Diguang International Holdings Limited (“Diguang Holdings” thereafter). Pursuant to the stock exchange agreement, without raising $12 million, the reverse acquisition will not be effective, vice versa, without reverse acquisition being effective, the private placement will be not closed.

On March 17, 2006, Online issued 2.4 million shares of its common stock in exchange for the gross proceeds of $12 million and issued another 18,250,000 shares of its common stock in exchange for 100% equity interest in Diguang Holdings, making Diguang Holdings a wholly owned subsidiary of the Online. Consummating the above two transactions simultaneously, Online and Diguang Holdings successfully fulfilled its contractual obligations, respectively, under the Stock Exchange Agreement on March 17, 2006.

Online Processing Inc. was organized under the laws of the State of Nevada in 2000.  Its initial business was to provide Internet-based mortgage processing for mortgage brokers.  It had never been able to achieve profitability in that business so it began searching for operating companies to acquire in order to increase shareholders’ value.

In February 2003, through a share exchange, it acquired 100% of the issued and outstanding stock of Communication Field Services, Inc. (“CFS”), a Nevada corporation engaged in the business of providing installation, maintenance and servicing of communication technologies.  Online’s plan was to secure additional financing to expand the CFS’ business, but it was unable to do so. In March 2003, Online decided to cease commercial operations in CFS.  Since then, there were no real meaningful operating activities by Online. Thereafter, it began the process of reviewing new business opportunities with the intention to maximize shareholders’ interest, looking at possible business acquisitions in North America and internationally. In accordance with the Stock Exchange Agreement, Online implemented a reverse split of 3-for-5 making the total outstanding shares from 11,518,233 at December 31, 2005 into 6,910,940 shares. Then its CEO, Terri Wonderly, agreed to cancel 4,697,940 shares of common stock that she owned. Consequently, Online ended up with having 1,943,000 shares issued and outstanding right before the effectiveness of the aforementioned stock exchange transaction and fund raising transaction. Of the 1,943,000 shares issued and outstanding, 900,000 shares are owned by the existing shareholders of Online, 800,000 shares are owned by Chardan Capital, the financial consultant, and the remaining 243,000 shares are owned by the placement agents.

Diguang Holdings was established under the law of the British Virgin Islands on July 27, 2004 by Sino Olympics (which is controlled by the song brothers) for the purpose of holding 100% of the equity interest in the following entities:

•	Well Planner Limited (a Hong Kong based entity); and
•	Diguang Science and Technology (HK) Limited (a British Virgin Islands based entity).
•	Shenzhen Diguang Electronics Co., Ltd. (a China based entity);

Well Planner Limited (“Well Planner” thereafter), was established under the laws of Hong Kong Special Administrative Region on April 20, 2001 and has been doing business in custom forwarding related to export and import activities conducted by Diguang Electronics for a service fee based on a service agreement, pursuant to which service fees should not be less than 2% of the goods Well Planner has sold. However, Well Planner makes sales only to Diguang Science and Technology (HK) Limited. In essence, Well Planner is a pass-through entity among all three entities.

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 ─ REORGANIZATION AND RECAPITALIZATION (Continued)

Diguang Science and Technology (HK) Limited (“Diguang Technology” thereafter) was established under the laws of the British Virgin Islands on August 28, 2003 and has handled all sales to international customers and procurements of electronic components and materials for Diguang Electronics.

Both Well Planner and Diguang Technology do not have any office space leased in Hong Kong and British Virgin Islands.

Shenzhen Diguang Electronics Co. Ltd.( “Diguang Electronics” thereafter), was established as an equity joint venture in Shenzhen under the laws of the People’s Republic of China (the “PRC”) on January 9,1996 with the registered capital of RMB85 million (equivalent $10,573,615) as of December 31, 2006 and an operating life of 20 years starting on that date. Diguang Electronics designs, develops and manufactures LED and CCFL backlight units. These backlight units are essential components used in illuminating display panels such as TFT-LCD and color STN-LCD panels. These display panels are used in products such as mobile phones, PDAs, digital cameras, liquid crystal computer or television displays and other household and industrial electronic devices. Diguang Electronics’ customers are located in both China and overseas.

The above stock exchange transaction enabled those shareholders of Diguang Holdings to obtain a majority voting interest in Online. Generally accepted accounting principles in the United States of America require that the company whose shareholders retain the majority interest in a combined business be treated as the acquirer for accounting purposes. Based on the fact that the above two transactions were consummated simultaneously, the two transactions have been accounted for as a reverse acquisition with a shell company with cash as Diguang Holdings has acquired controlling equity interest in Online as of March 17, 2006. The reverse acquisition process utilizes the capital structure of Online and the assets and liabilities of Diguang Holdings are recorded at historical cost.

Diguang Holdings is the continuing operating entity for financial reporting purposes and the financial statements prior to March 17, 2006 represent Diguang Holdings’ financial position and results of operations. As of March 17, 2006, Online had no assets, $42,482 of liabilities, and the corresponding negative shareholders’ equity with 1,943,000 shares of common stock issued and outstanding, all of which were included in the consolidated financial statements of Diguang Holdings as of December 31, 2006. Please see the stockholders’ equity statement for the period from January 1, 2006 to December 31, 2006. And note that this reorganization transaction was deemed a non-cash transaction for cash flow statement purposes. Although Diguang Holdings is deemed to be the acquiring corporation for financial accounting and reporting purposes, the legal status of Online as the surviving company did not change.

On November 18, 2006, Diguang Electronics and Diguang Holdings entered into a Sino-Foreign Equity Joint Venture Agreement, for the establishment of Wuhan Diguang Electronics Co., Ltd., (“Wuhan Diguang” thereafter). Pursuant to the Joint Venture Agreement, Diguang Electronics and Diguang Holdings set up Wuhan Diguang in Wuhan, Hubei Province, China, with a registered capital of $1 million, of which 70% was infused by Diguang Electronics and the remaining 30% by Diguang Holdings. Wuhan Diguang was then established on March 13, 2007 and its business license issued by Wuhan Municipal Administrative Bureau for Industry and Commerce is valid for 20 years expiring on March 12, 2027. Wuhan Diguang manufactures and sells LED and CCFL backlight units in Middle of China region. Wuhan Diguang started operation on July 1, 2007, and its operating results have been included in the consolidation financial statements of the Company for the year ended December 31, 2007.

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 ─ BASE OF PRESENTATION

Acquiring 65% Interest of North Diamond Limited

On January 3, 2007, the Company acquired 65% interest of North Diamond by exercising a purchase option, which was entered between the Company and Song’s brothers who are the holders of these 65% interest in North Diamond because North Diamond is conducting the same business as the Company. The purchase price determined in accordance with the Amended and Restated Purchase Option Agreement was $1,977,864. North Diamond is a holding company of Dihao (Yangzhou) Co., Ltd. (“Dihao” thereafter) , an operating entity, which is registered in the Yangzhou City Development Zone, Jiangsu Province, China. Dihao conducts business activities developing, manufacturing and marketing backlight products for large size electronic display devices and provides relevant technical services in China. Of the $1,977,864   the purchase price was $1,880,357 and the balance $97,507 was the interest paid at a rate of 6% per annum in line with the amount of capital infused and the time length in which the capital was infused. This transaction was accounted for as assets exchanged between the entities under common control in accordance with Appendix D of SFAS No. 141, as the owners of the 65% interest of North Diamond also own greater than 50% interest of the Company.

Acquiring 100% Interest of Dongguan Diguang Electronic Science and Technology Co., Ltd.

On December 29, 2007, Diguang Holdings entered into a sale and purchase agreement with Sino Olympics Industrial Limited (“Sino Olympics” thereafter) and Shenzhen Diguang Engine & Equipment Co., Ltd (“Diguang Engine” thereafter) to acquire a 100% interest in Dongguan Diguang Electronics Science and Technology Co. Ltd. (“Dongguan Diguang S&T” thereafter). The closing date of the acquisition is December 30, 2007. Pursuant to local law, the acquisition is not effective until the registration of change of shareholders is approved by the Industrial and Commercial Bureau in Dongguan, Administration of Foreign Investment Enterprises in Dongguan, and State Administration Bureau of Foreign Exchange Control. Such approval is expected to be obtained within six months since December 30, 2007. The consideration for the purchase transaction was $4.2 million and the initial payment was $2 million, which was paid by the end of 2007, followed by four equal installments of $550,000 payable on June 30, 2008, December   31, 2008, March 31, 2009 and June 30, 2009, respectively. The outstanding interest shall be paid together with each principal installment in aggregate sum, whereas the interest shall be calculated on the outstanding balance at the prevailing market rate quoted by the People’s Bank of China. Dongguan Diguang S&T was established under the laws of the People’s Republic of China on February 16, 2004 and has been used by Diguang Electronics as the production base ever since. This transaction was accounted for as assets exchanged between the entities under common control in accordance with Appendix D of SFAS No. 141, as the owners of Dongguan Diguang S&T also own greater than 50% interest of the Company.

Retrospective Restatement of Historical Consolidated Financial Statements

In accordance with Paragraph D16 and D17 in Appendix D of SFAS No. 141, the above two transactions changed the basis of presentation regarding the Company’s historical consolidated financial statements; therefore, all of the Company’s historical consolidated financial statements for the years ended December 31, 2005 and 2006 have been retrospectively restated to include the financial data of two previously separate entities, which are under the common control, since January 1, 2005 for the purpose of furnishing comparative information and the cash disbursements for the purchase prices paid and the obligations committed to pay were deemed as dividends distributed and declared in 2007. Accordingly, previously reported related party transactions associated with these two entities were eliminated during the retrospective restatement process.

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 ─ SUMMARY OF ACCOUNTING POLICIES

Principles of Consolidation

The financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated. All of the consolidated financial statements have been prepared based on generally accepted accounting principles in the United States.

Foreign Currency Translations and Transactions

The Renminbi (“RMB”), the national currency of PRC, is the primary currency of the economic environment in which the operations of four subsidiaries, Diguang Electronics, Dihao, Wuhan Diguang, and Dongguan Diguang S&T, are conducted. Hong Kong dollar is the primary currency of the economic environment in which the operations of one of subsidiaries, Well Planner, are conducted. U.S dollar is the functional currency in which Diguang Technology, one subsidiary established under the laws of the British Virgin Islands, recorded all its activities. The Company uses the United States dollars (“U.S. dollars”) for financial reporting purposes.

The Company translates the above five subsidiaries’ assets and liabilities into U.S. dollars using the rate of exchange prevailing at the balance sheet date, and the statement of income is translated at average rate during the reporting period. Adjustments resulting from the translation of subsidiaries’ financial statements from the functional currency into U.S. dollars are recorded in shareholders' equity as part of accumulated comprehensive income (loss) - translation adjustments. Gains or losses resulting from transactions in currencies other than the functional currency are reflected in the statements of income for the reporting periods.

Revenue Recognition

Revenue generated from sales of backlight units to customers is recognized when persuasive evidence of an arrangement exists, delivery of the products has occurred, the significant risks and rewards of the ownership have been transferred to the customer, the price is fixed or determinable and collectibility is reasonably assured. Revenue presented on the Company’s income statements is net of sales taxes.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturity of three months or less to be cash equivalents.

Short Term Deposits

Short term deposits consist of certificates of deposit having maturity of three to twelve months. These short term deposits are renewable when they mature and interest rates are subject to change in line with the market interest rates available when they are renewed.

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 ─ SUMMARY OF ACCOUNTING POLICIES (Continued)

Accounts Receivable and Concentration of Credit Risk

During the normal course of business, the Company extends unsecured credit to its customers. Typically credit terms require payment to be made within 90 days of the invoice date. The Company does not require collateral from its customers. The Company maintains its cash accounts at credit worthy financial institutions and closely monitors the movements of its cash positions.

The Company regularly evaluates and monitors the creditworthiness of each customer on a case-by-case basis. The Company includes any accounts balances that are determined to be uncollectible in the allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available to management, the Company believes that its allowance for doubtful accounts as of December 31, 2005, 2006 and 2007 were adequate, respectively. However, actual write-off might exceed the recorded allowance.

The following table presents allowance activities in accounts receivable.

	December 31,
	2005	2006	2007

Beginning balance	$491,908	$491,908	$751,145
Additions charged to expense	-	259,237	501,684
Recovery	-	-	-
Write-off	-	-	(572,045)

Ending balance	$491,908	$751,145	$680,784

Inventories

Inventories are composed of raw materials and components, work in progress, and finished goods, all of which are related to backlight products. Inventories are valued at the lower of cost (based on weighted average method) and the market.

Property and Equipment

Properties and equipment are recorded at historical cost, net of accumulated depreciation. The Amount of depreciation is determined using the straight-line method over the shorter of the estimated useful lives and the remaining contractual life related to leasehold improvements, as follows:

Land usage right	48.5-50 years
Machinery and equipment	5-10 years
Furniture and office equipment	5 years
Accounting Software	2 years
Vehicles	5-10 years
Software	2-5 years
Leasehold improvement	5 years

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 ─ SUMMARY OF ACCOUNTING POLICIES (Continued)

Property and Equipment (Continued)

Maintenance and repairs are charged directly to expense as incurred, whereas betterment and renewals are generally capitalized in their respective property accounts. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed and the resulting gain or loss is recognized and reflected as an item before operating income (loss).

Impairment of Long-Lived Assets

The Company adopts the provisions of Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No.144”). SFAS No.144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value. The impairment loss for the years ended December 31, 2005, 2006, and 2007 was $0, $0, and $622,194, respectively. In accordance with APB 18, an impairment loss of $622,194 in 2007 was related to an investment, which was accounted for under the cost method.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No 109, “Accounting for Income Taxes” (“SFAS No. 109”). SFAS No. 109 requires an entity to recognize deferred tax liabilities and assets. Deferred tax assets and liabilities are recognized for the future tax consequence attributable to the difference between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are measured using the enacted tax rate expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.

Diguang Electronics is registered at Shenzhen and subject to a favorable income tax rate at 15% comparing to a statutory income tax rate of 33% (30% for the central government and 3% for the local government) under the current tax laws of PRC because Shenzhen is a special zone designated by the Chinese central government to attract foreign investments. Diguang Electronics has been deemed as a high-tech company by Shenzhen Bureau of Science, Technology & Information. Under this category, Diguang Electronics has been entitled to enjoy a 50% exemption from corporate income tax at the rate of 15% for the three years from January 1, 2004 to December 31, 2006. However, in accordance with the Rules for the Implementation of the Income Tax law of the PRC for Enterprises with Foreign Investment and Foreign Enterprises prescribed by the central government, the minimum corporate income tax rate should be 10% within the three years ended December 31, 2004, 2005, and 2006. The Company recorded the income tax provision based on 10% of corporate income tax rate for the years ended December 31, 2004, 2005 and 2006 considering that the difference between the 7.5% rate implemented by the local tax authority and the 10% rate in terms of the rules prescribed by the central government should be recognized as income tax payable for conservative consideration.

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 ─ SUMMARY OF ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

Well Planner is subject to a favorable income tax rate at 17.5% under Hong Kong Inland Revenue jurisdiction. However, Well Planner does not have Hong Kong sourced income. In accordance with Hong Kong tax regulation, Well Planner has not been taxed since its inception. There is no income tax for the companies domiciled in the BVI. Accordingly, the Company’s financial statements do not present any income tax provision related to the British Virgin Islands tax jurisdiction.

Dihao is registered at Yangzhou and subject to a favorable income tax rate at 24% comparing to a statutory income tax rate of 33%, 30% for the Chinese central government and 3% for the local government, under the current tax laws of PRC because Yangzhou Development Zone is a special zone designated by Chinese central government to attract foreign investments. Dihao has been deemed as a high-tech company by Yangzhou Bureau of Science, Technology and Information. Under this category, Dihao entitled to enjoy a 100% exemption of corporate income tax for the two years from January 1, 2006 to December 31, 2007 and a 50% exemption of corporate income tax for the following three years from January 1, 2008 to December 31, 2010 in accordance with the preferential rules established by Yangzhou local tax authority on August 2, 1999. Therefore, there is no income tax for Dihao for the year ended 31 December 31, 2007.

Wuhan Diguang is a foreign investment company. Under this category, Wuhan Diguang entitled to enjoy a 100% exemption of corporate income tax for the first two years from the first profit-making year and a 50% exemption of corporate income tax for the following three years in accordance with the preferential rules established by Wuhan local tax authority. Wuhan Diguang has suffered a loss for the year ended December 31, 2007 since its operation started from July 1, 2007. After the favorable income tax period, Wuhan Diguang will subject to a statutory income tax rate of 25%, the unified income tax rate under the newly enacted corporate tax law.

Dongguan Diguang S&T is registered at Dongguan City Development Zone, Guangdong Province, China and subject to a favorable income tax at 27% comparing to a statutory income tax rate of 33% (30% for the Central Government and 3% for the local government) under the current income tax laws of PRC because Dongguan Development Zone is a coastal economic development zone designated by Chinese Central Government to attract foreign investments.

Diguang International Development Co., Ltd. was established under the laws of the State of Nevada and is subject to U.S. federal income tax and one state income tax. For U.S. income tax purposes no provision has been made for U.S. taxes on undistributed earnings of overseas subsidiaries with which the Company intends to continue to reinvest. It is not practicable to estimate the amount of additional tax that might be payable on the foreign earnings if they were remitted as dividends, or lent to the Company, or if the Company should sell its stock in the subsidiary. The predecessor company accumulated certain net operation loss carry forwards; however, due to the changes in ownership, the use of these net operation loss carry forwards may be limited in accordance with the U.S. tax laws.

Because the consolidated financial statements were based on the respective entities’ historical financial statements, the respective effective income tax rate for the periods reported represents the effect of actual income tax provisions incurred to Diguang Electronics, Dihao, Wuhan Diguang and Diguang International Development Co., Ltd.

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 ─ SUMMARY OF ACCOUNTING POLICIES (Continued)

Adoption of FIN 48

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109," (thereafter FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. A company must determine whether it is "more-likely-than-not" that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the more-likely-than-not recognition threshold, the position is measured to determine the amount of benefit to recognize in the financial statements. The Company did not report any impact of adopting FIN 48 for the year ended December 31, 2007.

Retained Earnings

It is the intention of the Company to reinvest earnings generated from the operations of its foreign subsidiaries and retained in those foreign subsidiaries. Accordingly, no provision has been made for U.S. income and foreign withholding taxes that would result if such earnings were repatriated. These taxes are undeterminable at this time. The amount of earnings retained in foreign subsidiaries was $15,832,985 and $15,638,576 at December 31, 2006 and 2007, respectively.

Fair Value of Financial Instruments

The carrying amount of cash, accounts receivable, other receivables, advance to vendor, accounts payable and accrued liabilities are reasonable estimates of their fair value because of the short maturity of these items. The fair value of amounts due from/to related parties and stockholders are reasonable estimate of their fair value as the amounts will be collected and paid off in a period less than one year.

Value Added Tax

Diguang Electronics, Dihao and Wuhan Diguang are subject to value added tax (VAT) imposed by the PRC government on its domestic product sales. VAT rate for the Company is 17%. The input VAT can be offset against the output VAT. VAT payable or receivable balance presented on the Company’s balance sheets represents either the input VAT less than or larger than the output VAT. The debit balance represents a credit against future collection of output VAT instead of a receivable.

Research and Development

Research and development costs are expensed as incurred. The actual research and development expense incurred for the years ended December 31, 2005, 2006 and 2007 was $869,792, $1,286,527 and $1,214,684, respectively. After offsetting against the government subsidies and other revenue, which were specified as supporting research and development efforts via the proceeds collected from value added tax, the net research and development expenses for the years ended December 31, 2005 ,2006, and 2007 was $727,302, $786,322 and $1,054,367, respectively.

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 ─ SUMMARY OF ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Comprehensive Income (Loss)

The Company adopted Statement of Financial Accounting Standard No. 130, “Reporting Comprehensive Income” (“SFAS No. 130”), issued by the Financial Accounting Standards Board (“FASB”). SFAS No. 130 establishes standards for reporting and presentation of comprehensive income (loss) and its components in a full set of general-purpose financial statements. The Company has chosen to report comprehensive income (loss) in the statements of income and comprehensive income. Comprehensive income (loss) is comprised of net income and all changes to stockholders’ equity except those due to investments by owners and distributions to owners.

Earnings (Loss) Per Share

The Company presents earnings per share in accordance with the Statement of Financial Accounting Standards No. 128, “Earnings per Share” (“SFAS No. 128”). SFAS No. 128 replaces the calculation of primary and fully diluted earnings (loss) per share with basic and diluted earnings (loss) per share. Basic earnings (loss) per share includes no dilution and is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings (loss) per share. The Company granted stock options to purchase 540,000 shares of its common stock on March 1, 2006. The outstanding shares subject to the options at December 31, 2006 and 2007 were 506,000 and 407,417 shares respectively. The stock options granted during 2006 and 2007 did not have impact on determination of the diluted EPS for the year ended December 31, 2006 and 2007 as they were anti-diluted. As of December 31, 2007, t he Company had repurchased 242,300 shares of stock at average price of $1.77 per share, resulting in 22,350,700 shares of common stock outstanding, which was used as the basis of computation of earnings per share.

Share-Based Payments

The Company adopted Statement of Financial Accounting Standards No 123(R): “Share-Based Payments” (SFAS 123R) effective January 1, 2006. SFAS 123R amends existing accounting pronouncements for share-based payment transactions in which an enterprise receives employee and certain non-employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123R generally requires such transactions be accounted for using a fair-value-based method. As the Company did not grant any stock options and warrants before January 1, 2006 and granted stock options to purchase 540,000 shares of its common stock on March 1, 2006, the Company accounted for the stock option granted using a fair-value-based method in accordance with SFAS No. 123R.

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 ─ SUMMARY OF ACCOUNTING POLICIES (Continued)

Appropriations to Statutory Reserve

Under the corporate law and relevant regulations in China, the subsidiary of the Company located in the mainland China (Diguang Electronics) is required to appropriate a portion of its retained earnings to statutory reserve. It is required to appropriate 10%(the proportion is 15% before 2006) of its annual after-tax income each year to statutory reserve until the statutory reserve balance reaches 50% of the registered capital. In general, the statutory reserve shall not be used for dividend distribution purpose.

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “ Fair Value Measurements ” (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. The Company is required to adopt SFAS No. 157 effective at the beginning of 2008. The Company is evaluating the impact that the adoption of this statement may have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “ The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115 ” (SFAS No.159). SFAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The provisions of SFAS No. 159 become effective as of the beginning of 2008. The Company is evaluating the impact that the adoption of this statement may have on its consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), “ Business Combinations” (“SFAS No. 141(R)”). SFAS 141(R) changes accounting for acquisitions that close beginning in 2009. SFAS No. 141R broadens the guidance of SFAS No. 141, extending its applicability to all transactions and other events in which one entity obtains control over one or more other businesses. It broadens the fair value measurement and recognition of assets acquired, liabilities assumed, and interests transferred as a result of business combinations. SFAS No. 141R expands on required disclosures to improve the statement users’ abilities to evaluate the nature and financial effects of business combinations. SFAS No. 141R is effective for fiscal years beginning on or after December 15, 2008 (fiscal year beginning July 1, 2009 for the Company). The Company is currently assessing the impact that the adoption of SFAS No. 141R may have on its financial position, results of operations, and cash flows.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “ Noncontrolling Interests in Consolidated Financial Statements, An Amendment of ARB No. 51” (“SFAS No. 160”). SFAS No. 160 requires that a noncontrolling interest in a subsidiary be reported as equity and the amount of consolidated net income specifically attributable to the noncontrolling interest be identified in the consolidated financial statements. It also calls for consistency in the manner of reporting changes in the parent’s ownership interest and requires fair value measurement of any noncontrolling equity investment retained in a deconsolidation. SFAS No. 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. The Company is currently assessing the impact that the adoption of SFAS No. 160 may have on its financial position, results of operations, and cash flows.

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 ─ INVENTORIES

The inventories are as follows:

	December 31,
	2006	2007

Raw materials	$2,097,996	$3,631,197
Work in progress	972,008	1,603,662
Finished goods	1,367,489	1,802,523
Consignment goods	522,571	1,303,904

	$4,960,064	$8,341,286
Provision	(563,817)	(841,518)

Inventories, net	$4,396,247	$7,499,768

NOTE 5 ─ PROPERTY, PLANT AND EQUIPMENT

A summary of property, plant and equipment at cost is as follows:

	December 31,
	2006	2007

Land usage rights	$584,455	$2,993,885
Plant and office buildings	4,532,021	10,505,835
Machinery	2,837,082	4,090,772
Office equipment	593,330	937,505
Vehicles	186,108	277,925
Software	13,698	111,260
Leasehold improvement	1,090,071	1,322,537

	9,836,765	20,239,719
Accumulated depreciation	(1,515,761)	(2,789,848)

	$8,321,004	$17,449,871

The depreciation and amortization for the years ended December 31, 2005, 2006 and 2007, were $499,203, $766,141 and $1,197,819, respectively.

The office space of 1,220 square meters acquired by Diguang Electronics at a cost of RMB15,369,877 (equivalent of $2,107,021) was put in use in May 2007 as the office building of Diguang International Development Co., Ltd. and Diguang Electronics.

Pursuant to the Board resolution of Diguang Electronics dated June 28, 2007, it was resolved that Diguang Electronics would acquire an land usage right of a 34,930 square meters land in Shenzhen at a total cost of RMB17,278,052 (equivalent of $2,368,609). On June 29, 2007, an acquisition agreement was entered into between Diguang Electronic and Shenzhen Municipal Bureau of Land Resources and Housing Management. Diguang Electronics had made full payment of RMB17,278,052 and the land had not been put in use as of December 31, 2007.

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 ─ RELATED PARTY TRANSACTIONS

Related Party Relationships

Name of Related Parties	Relationship with the Company

Mr. Yi Song	One of the shareholders of the Company
Mr. Hong Song	One of the shareholders of the Company
Shenzhen Diguang Engine & Equipment Co., Ltd. (a China based entity)	80% owned by Mr. Yi Song and 20% owned by Mr. Hong Song
Sino Olympics Industrial Limited	The representative of Song’s brothers

The break-down details of due to related parties were summarized as follows:

Amount due to	Diguang Engine	Stockholders	Total

Balance at January 1 , 2006	$1,706,165	$-	$1,706,165

Loan	1,358,261	-	1,358,261
Accrued interest	13,738	-	13,738
Payments made	(1,779,705)	-	(1,779,705)
Translation adjustment	16	-	16

Balance at December 31, 2006	$1,298,475	$-	$1,298,475

Accrued interest	77,113	-	77,113
Purchase price for acquisition of 65% interest in North diamond	-	1,977,864	1,977,864
Purchase price for acquisition of 100% interest in Dongguan Diguang S&T	-	4,200,000	4,200,000
Purchase price paid	-	(3,977,864)	(3,977,864)
Translation adjustment	90,202	-	90,202

Balance at December 31, 2007	$1,465,790	$2,200,000	$3,665,790

Shenzhen Diguang Engine & Equipment Co., Ltd

As of December 31, 2005, Shenzhen Diguang Electronics owed $2,339 to Shenzhen Diguang Engine and Equipment, which was paid off by the Company during the year of 2006.

Dongguan Diguang S&T entered into a loan agreement with Shenzhen Diguang Engine and Equipment on October 20, 2006. Pursuant to the loan agreement, Shenzhen Diguang Engine and Equipment committed to make a loan of RMB10 million to Dongguan Diguang S&T through a bank at the current market rate for this type of loan. On October 20, 2006, Diguang Engine and Equipment advanced RMB10 million being the principal with a 5.5% interest rate to Dongguan S&T through China Merchants Bank, Shenzhen Nanyou Branch. And on December 31, 2007, the cumulative interest for the aforementioned loan was RMB692,352. The accrued interest will be paid together with the repayment of principal when the loan matures. The loan will be matured on November 30, 2008.

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 ─ RELATED PARTY TRANSACTIONS (Continued)

Stockholders

During the process of acquiring 100% interest of Dongguan Diguang Science and Technology (Dongguan Diguang S&T), Sino Olympics Industrial Limited (Sino Olympics) owns 92% of interest and Shenzhen Diguang Engine & Equipment owns the remaining 8% of interest at Dongguan Diguang S&T. Accordingly, the entire consideration of $4.2 million was allocated $3,864,000 to Sino Olympics and $336,000 to Shenzhen Diguang Engine & Equipment. Based on the fact that Mr. Song brothers are the owners of both Sino Olympics and Shenzhen Diguang Engine & Equipment, the entire consideration of the $4.2 million was treated as amount due to Mr. Song Brothers. Of the $4.2 million acquisition price, $2 million was paid in cash before the end of 2007 and the remaining balance of $2.2 million was recorded as a portion of liabilities of the Company. 50% of $2.2 million was classified as a portion of current liabilities and the remaining 50% of $2.2 million was classified as a portion of long term liabilities on the Company’s balance sheet as of December 31, 2007.

The purchase price $1,977,864 for acquiring 65% interest in North Diamond was paid out before December 31, 2007.

NOTE 7 ─ LONG-TERM INVESTMENT

The investment in the following limited liability companies was accounted for under the cost method. Regarding investment in Huaxia (Yangzhou) Integrated O/E System Inc. (“Huaxia (Yangzhou)” thereafter), whose main product is the chips used to make backlight units, the Company committed to invest up to 15% interest by contributing cash of $3 million. At July 6, 2006, the Company contributed investment of $1.5 million to Huaxia (Yangzhou), and planed to inject additional capital of $1.5 million in two years after Huaxia (Yangzhou) changes the Business Registration Certificate. On June 6, 2007, the Company decided to transfer out $0.54 million of its capital commitment of $3 million to other investors. After the transference, the Company’s remaining capital commitment to Huaxia (Yangzhou) is $2.46 million, accounting for 12.3% of the total registered capital of the company. On November 30, 2007, Huaxia (Yangzhou) increased its paid-in capital to $15.6 million by investment from the other investors. The Company did not increase its investment accordingly; consequently, the Company held only 9.62% of total paid-in capital in Huaxia (Yangzhou).

Since Huaxia (Yangzhou) suffered net loss for two consecutive years ended December 31, 2006 and 2007, the Company carried out an impairment review of the long-term investment based on the estimation that the carrying value of the net assets of Huaxia (Yangzhou) is deemed to be the net realizable value of the investment. The carrying amount of $1.5 million of the long-term investment is higher than the Company’s share of the estimated net realizable value; consequently, an impairment loss of $622,194 was recognized as of December 31, 2007 in accordance with APB 18.

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 ─ INCOME TAXES

The income before income taxes in 2005, 2006 and 2007, respectively, was as following:

	Years Ended December 31,
	2005	2006	2007

Income (Loss) in China entities	$4,909,765	$4,592,817	$249,932
Income (Loss) in non-China and non-US entities	4,338,675	329,004	(714,511)
Income (Loss) in U.S entity	-	(2,632,239)	(2,246,205)
Elimination during consolidation process	(285,957)	(97,263)	234,407

Income (Loss) before income taxes	$8,962,483	$2,192,319	$(2,476,377)

The income tax provision was as follows:

	Years Ended December 31,
	2005	2006	2007
Current:
China	$532,927	$538,334	$60,829
Federal	-	-	32,714
State	-	800	800
	532,927	539,134	94,343
Deferred:
China	-	(86,572)	-
The U.S.	-	-	-

	$532,927	$452,562	$94,343

Deferred tax assets and liabilities reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components that give rise to deferred tax assets as of December 31, 2006 and 2007 were as follows:

	December 31,
	2006	2007
Current:
Bad debt allowance	$32,027	$66,782
Inventory provision	54,545	126,228
Accrued salary	-	30,643
	86,572	223,653
Non-current:
Net operating loss carry-forwards	4,255	-
State tax impact	157	-
	4,411	-

Total	90,983	223,653

Valuation allowance	(4,411)	(137,081)

Net deferred tax assets:	$86,572	$86,572

The difference between the effective income tax rate and the expected federal statutory rate was as follows:

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 ─ INCOME TAXES (Continued)

	Years Ended December 31,
	2005	2006	2007

Statutory rate	34.0%	34.0%	(34.0)%
Income tax rate reduction	(24.0)	(58.0)	(41.3)
Permanent differences	(0.0)	47.1	71.6
Valuation allowance	-	0.2	5.4
Other	(4.1)	(2.7)	2.1

Effective income tax rate	5.9%	20.6%	3.8%

NOTE 9 ─ EQUITY TRANSACTIONS

Under China laws and regulations, Diguang Electronics is required to appropriate a portion of its retained earning to a general reserve, which cannot be used for dividend distribution purpose. In the years ended December 31, 2005, 2006 and 2007, the appropriation was $368,326, $792,745 and $655,261, respectively, which was deemed a non-cash transaction for cash flow statement purpose.

On October 8, 2005, Diguang Electronics converted its retained earnings of RMB10 million (equivalent $1,236,445) into the registered capital resulting in a total registered capital amounting RMB15 million (equivalent $1,840,845), which was approved by relevant government agency and verified by a CPA firm and was deemed as a non-cash transaction for cash flow reporting purpose.

On December 12, 2005, the Board of Diguang Technology resolved to declare dividend of $2.1 million from its retained earnings to Sino Olympics Industrial Limited. According to the board resolution, Sino Olympics Industrial Limited will receive the only cash payment of approximately $111,140 at the end of February 2006, after netting of amount of $1,988,860 of due from stockholders, which was deemed as a non-cash transaction for cash flow statement purpose.

As of March 17, 2006 right before the reverse merger and private placement took place, Online had 11,518,233 shares of common stock outstanding. The board of directors and majority shareholders of Online resolved to implement a 3-for-5 reverse split. Consequently, the total outstanding share number after the reverse split was 6,910,940. Terry Wonderly, the majority shareholder, agreed to cancel 4,967,940 shares of common stock she owned. After this cancellation, Online had 1,943,000 shares of common stock outstanding right before reverse merger and private placement. Of the 1,943,000 shares of common stock issued and outstanding, Chardan Capital LLC (the consultant of Online for the reverse merger and private placement) accounted for 800,000 shares and Chardan Capital Markets and Maxim (two placement agents) accounted for 243,000 shares.

On March 17, 2006, in connection with the reverse acquisition between Diguang International Holdings and Online, the Company issued 2.4 million shares of its common stock to 91 accredited investors at $5.00 per share to raise cash of $12 million. After deducting the offering expenses of $1,647,124 paid by cash and the accrued offering expense of $93,500, the Company recorded the net proceeds of $10,259,376. The Company also deducted from additional paid-in capital the offering expenses of $25,718 incurred in 2005 and presented as a deferred expense on the balance sheet as of December 31, 2005. This deduction was deemed as a non-cash transaction for cash flow statement purpose.

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 ─ EQUITY TRANSACTIONS (Continued)

In accordance with the signed Share Exchange Agreement, the shareholders of Diguang International Holdings Limited will be granted certain incentive shares if the Company (post reverse merger) meets certain financial performance criteria. The incentive shares and financial performance criteria are as follows:

	Total Incentive Shares	2006	2007	2008	2009
Sino Olympics Industries Limited	6,000,000	500,000	1,500,000	2,000,000	2,000,000
After-tax Profit Target (in million) (1)		$15.7	$22.8	$31.9	$43.1

(1) After-tax profit targets shall be the income from operations, less taxes paid or payable with regard to such income, excluding the effect on income from operations, if any, resulting from issuance of Incentive Shares in any year. By way of example, if the Incentive Shares for 2006 are earned and issued in 2007 with an aggregate value of $7 million, and as a result the income from operations for 2007 is reduced by $7 million, the determination of whether the after-tax profit targets are hit for 2007 will be made without deducting the $7 million from income from operations. That is, if income from operations was $20 million after the charge for issuance of the Incentive Shares, for purposes of issuance of Incentive Shares for 2007, income from operations will be deemed to be $27 million, and whether the target is hit will be determined by deducting from $27 million the amount of taxes that would have been paid or payable had income from operations actually been $27 million.

The Company accounts for the transactions of issuing these incentive shares based on the fair value on the grant date. Under SFAS 123R, the Company assesses whether it is probable at the grant date the awards would be earned and if it is probably the expense would be recorded over the period (which in this case is specified as the shareholders of Diguang International Development Co., Ltd. can earn any of the amounts each year). The after-tax profit target for the year ended December 31, 2006 and 2007, respectively, had not been met and the Company did not record any share-based compensation for Song Brothers during this reporting period.

In accordance with the board resolution of the Company dated February 21, 2007, the Company appointed Chardan Capital Markets, LLC, (“Chardan”), as the agent to purchase back up to $5 million of the Company’s common shares on behalf of the Company pursuant to Rule 10b-18 and 10b-5. As of December 31, 2007, the Company had repurchased 252,300 shares of stock at average price of $1.77 per share, resulting in 22,340,700 shares of common stock outstanding as of December 31, 2007. The repurchased shares at cost were presented in line of treasury stock in the stockholders’ equity section on the balance sheet as of December 31, 2007.

Due to the acquisition of two previously separate entities, at the respective effective date, the Company reclassified $74,258, which was 65% accumulated translation adjustment in North Diamond at December 31, 2006 and $280,128, which was 100% translation adjustment at Dongguan Diguang S&T at December 30, 2007 as additional paid-in capital as result of the fact that the Company paid cash to acquire 65% interest in North Diamond and 100% interest of Dongguan Diguang S&T so that the accumulated translation adjustment in the respective entity became part of the Company’s operating assets, which will be included in the process of determining net income in accordance with SFAS No. 52.

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 ─ STOCK OPTIONS

Effective on January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123 (R), “Share-Based Payments.” The Company recognized the share-based compensation cost based on the grant-date fair value estimated in accordance with the new provisions of SFAS No. 123 (R). There were no stock options issued before January 1, 2006.

For the years ended December 31, 2006 and 2007, the Company issued stock options to purchase 540,000 shares at $5 per share and 26,000 shares at $5 per share, respectively. The Company applied the Black-Scholes option pricing model to determine the fair value of stock options on each of the grant dates. The fair value was $5,592,509 for 540,000 stock options granted in 2006 at $11.10 per share and $56,680 at $2.18 per share for 26,000 stock options granted in 2007. The share-based compensation recognized for stock options granted was $2,134,342 and $1,206,091 for the years ended December 31, 2006 and 2007, respectively.  No tax benefit was recognized for the share-based compensation due to the stock options granted.

Assumptions

The disclosure of the above fair value for these awards was estimated using the Black-Scholes option pricing model with the assumptions listed below:

	Years Ended December 31,
	2006	2007

Expected volatility	48.04%	105.04%
Weighted average volatility	N/A	N/A
Expected life	7 years	7 years
Risk free interest rate	4.60%	4.51%

The expected volatilities are essentially based on the historical volatility of the Company’s stock. The observation was made on a daily basis. The periods of observation covered were from January 1, 2005 through March 1, 2006 for options granted on March 1, 2006 and from January 1, 2005 through March 1, 2007 for options granted on March 1, 2007. The expected terms of stock options are based on the average vesting period and the contractual life of stock options granted. The 400,000 shares of stock options granted to employees vest on each of the first four anniversaries of the granting date. The 60,000 shares of stock options granted to directors vest at the end of each month starting from the grant date for 36 months in order to match the term of directorship. The 80,000 shares of stock options granted to the former Chief Financial Officer vest at the end of each month starting from the grant date for 48 months. The 26,000 shares of stock options granted in 2007 vest on each of the first four anniversaries of the granting date. The risk-free rates are consistent with the expected terms of stock option and based on the U.S. Treasury yield curve i n effect at the time of grant. The Company estimated the forfeiture rate of its stock options was 6.13%.

Stock Option Plan

The Company’s 2006 Stock Incentive Plan (the “2006 Plan”), which is shareholder-approved, permits the grant of stock options to its employees up to 1,500,000 shares of common stock. The Company believes that such awards better align the interests of its employees with those of its shareholders. Option awards are generally granted with an exercise price per share equal to the market price of the grant date. These options have up to ten-year contractual life term.

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 ─ STOCK OPTIONS (Continued)

Awards generally vest over four years in equal installments on the next four succeeding anniversaries of the grant date. The share-based compensation will be recognized based on graded vesting method over the four years or over the three years regarding the options granted to directors in order to match their directorship terms. A summary of option activities under the 2006 Plan during the years ended December 31, 2006 and 2007 is presented as follows:

Stock Options	Shares	Weighted- Average Exercise Price	Weighted - Average Remaining Contractual Term
Outstanding at January 1, 2006	-	$-	-
Granted	540,000	5.00	9.17
Exercised	-	-	-
Forfeited or expired	(34,000)	-	-
Outstanding at December 31, 2006	506,000	5.00	9.17
Exercisable at December 31, 2006	33,333	$5.00	9.17

Granted	26,000	5.00	9.17
Exercised	-	-	-
Forfeited or expired	(124,583)	-	-
Outstanding at December 31, 2007	407,417	5.00	8.22
Exercisable at December 31, 2007	145,389	$5.00	8.20

The trading price of the Company stock at December 31, 2006 and 2007 was $4.50 and $2.50 per share, respectively. Consequently, no intrinsic value was reported. A summary of the Company’s non-vested stock options during the years ended December 31, 2006 and 2007 is presented below:

Non-vested Options	Shares	Weighted-Average Grant Date Fair Value
Non-vested at January 1, 2006	-	$-
Granted	540,000	11.10
Vested	(33,333)	11.10
Forfeited	(34,000)	11.10

Non-vested at December 31, 2006	472,667	$11.10

Granted	26,000	2.18
Vested	(112,056)	11.10
Forfeited	(124,583)	10.67

Non-vested at December 31, 2007	262,028	$10.66

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — COMMITMENTS AND CONTINGENCIES

Operating Leases

On October 8, 2006, The Company entered into a lease agreement with Wuhan Hanstarr Technology Ltd. (“Wuhan Hanstarr” thereafter), to rent equipment with rental of RMB235,200 (approximately $30,996) per month from December 1, 2006 to December 31, 2008. But the original lease agreement was cancelled in 2007 and a new lease agreement was entered into between Wuhan Diguang and Wuhan Hanstarr on June 6, 2007. The new lease agreement lasted only for approximately six months ended December 31, 2007, with rental of RMB235,200 (approximately $30,996) per month. It was agreed that the lease agreement should be renewed every year. Pursuant to this particular clause, both partied entered into a new lease agreement for 2008 on October 29, 2007, on which the rental was RMB200,000 (approximately $27,418) per month for the year ended December 31, 2008. Also on October 8, 2006, the Company entered into a lease agreement with Wuhan TPV Display Technology Co., Ltd. (“Wuhan TPV” thereafter) to rent the factory with rental of RMB37,431(approximately $4,933) per month from December 1, 2006 to December 31, 2008.

Future minimum payments required under the lease agreement with Wuhan Hanstarr and Wuhan TPV that has an initial or a remaining lease term in excess of one year at December 31, 2007 are as follows:

Year Ended December 31,	Amount

2008	$390,586

On October 31, 2005 and August 4, 2006, Dihao entered into two lease agreements with Transcend Optronics (Yangzhou) Co, Ltd. to rent the factory premises for the period from October 1, 2005 to September 30, 2007. In October 2007, Dihao and Transcend Optronics (Yangzhou) Co, Ltd. renewed the lease agreement to rent the factory premises for the period from October 1, 2007 to September 30, 2009 with rental of RMB 96,747(approximately $12,750) per month.

Future minimum payments required under the lease agreement for the manufacturing facilities of Dihao that has an initial or a remaining lease term in excess of one year at December 31, 2007 are as follows:

Years Ended December 31,	Amount

2008	$159,154
2009	119,365

Total	$278,519

Long-term Investment Commitment

The Company has committed to invest additional $0.96 million of cash to Huaxia (Yangzhou). Please refer to Note 7 for details.

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share for the periods as indicated:

	Years Ended December 31,
	2005	2006	2007

Numerator:
Net income (loss) attributable to common shareholders	$8,513,883	$1,664,816	$(2,905,337)
Net income (loss) used in computing diluted earnings per share	$8,513,883	$1,664,816	$(2,905,337)

Denominator:
Weighted average common shares outstanding - basic	18,250,000	21,383,960	22,531,384
Potential diluted shares from stock options granted	-	-
Weighted average common share outstanding - diluted	18,250,000	21,383,960	22,531,384

Basic earnings per share	$0.47	$0.08	$(0.13)
Diluted earnings per share	$0.47	$0.08	$(0.13)

NOTE 13 — GOVERNMENT SUBSIDIES

The local government in Shenzhen provided government subsidies sourcing from the proceeds of value added tax and corporate income tax collected to encourage Diguang Electronics’ research and development efforts. All subsidies were accounted for based on the hard evidence that Diguang Electronics should be entitled to receive these subsidies or that cash has been received. Government subsidies received with specification to support the research and development efforts were first offset against Diguang Electronics’ research and development expense and the remaining balance, if any, together with proceeds from other subsidy programs, were recognized as other income in accordance with internationally prevailing practice. The government subsidies for the years ended December 31, 2005, 2006, and 2007 were $203,012, $163,121 and $160,317, respectively.

NOTE 14 — RESEARCH FUNDING ADVANCED

On April 23, 2007, Diguang Electronics entered a fund sharing agreement with Skyworth LCD Technology Co., Ltd. (“Skyworth LCD” thereafter) to share aggregate funding of RMB3 million (approximately $411,263) granted by the Department of Science and Technology of Guangdong Province to support the research of large size TFT back light technology. According to the sharing agreement, Diguang Electronics will receive 42.4% or RMB1,275,000 (approximately $174,787) of the total fund available in two installment payments. On May 23, 2007 Diguang Electronics received the first installment of RMB892, 500 (approximately $122,350). In accordance with the government grant, if the final product resulting from the research and development project conducted by Diguang Electronics failed to meet the standards established by the designated government authorities at the appropriate level in this particular filed, the amount of fund received by the Company shall be returned in full.

On June 22, 2007 Diguang Electronics entered a fund sharing agreement with Hisense Electric Co., Ltd. (“Hisense” thereafter) to share aggregate funding of RMB3.77 million (approximately $516,821) granted by the Ministry of Science and Technology of the People’s Republic of China for supporting technology research of LED back light products. According to the sharing agreement, Diguang Electronics will receive 40% or RMB1,508,000 (approximately $206,728) of the total amount available in three installment payments. On May 23, 2007 Diguang Electronics received the first installment payment of RMB900, 000 (approximately $123,370). In accordance with the government grant, if the final product resulting from the research and development project conducted by Diguang Electronics failed to meet the standards established by the designated government authorities at the appropriate level in this particular filed, any amount of fund received by the Company shall be returned in full.

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 — RESEARCH FUNDING ADVANCED (Continued)

As of December 31, 2007, these two research projects were still in progress and no revenue had been generated and cost incurred was expensed. In accordance with EITF 07-01, “Accounting for Collaborative Arrangements,” the Company believes that it does not have any significant business and financial risk associated with the participation in the above two collaborative arrangements other than the fact that it may have the obligation to pay back the entire amount of fund received if the result of research projects conducted by the Company would not satisfy the standards established by the designated government authority at the appropriated level in this particular field. Therefore, the amount of fund received was presented as part of liabilities until the ultimate results would pass the test successfully.

NOTE 15 — CONCENTRATION OF CUSTOMERS AND VENDORS

Customers and vendors who accounts for 10% or more of revenues, accounts receivable, purchases, and accounts payable are presented as follows:

		Accounts		Accounts
	Revenue	Receivable	Purchases	Payable
2005

Customer A	31%	6%	-	-
Customer B	6%	16%	-	-
Customer C	25%	12%	-	-

Vendor D	-	-	7%	11%
Vendor E	-	-	23%	16%

2006

Customer F	4%	14%
Customer C	10%	0%
Customer A	28%	3%
Customer H	10%	19%

Vendor G			10%	0%
Vendor E			8%	16%

2007

Customer C	11%	7%
Customer A	12%	3%
Customer H	16%	11%
Customer I	9%	18%
Customer J	8%	13%

Vendor E			11%	11%

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — SEGMENT REPORTING

The Company currently operates only in one business segment. As the Company’s major production base is in China while export revenue and net income in overseas entities is accounted for a significant portion of total consolidated revenue and net income, management believes that the following tables present useful information to chief operation decision makers for measuring business performance, financing needs, and preparing corporate budget, etc.

	Years Ended December 31,
	2005	2006	2007

Sales to China domestic customers	$4,921,563	$2,714,184	$7,297,447
Sales to international customers	30,726,555	31,528,433	38,611,809

	$35,648,118	$34,242,617	$45,909,256

	Domestic	International
	Customers	Customers	Total

2005
Revenue	$4,921,563	$30,726,555	$35,648,118
Gross margin	32%	36%	35%
Receivable	2,006,595	4,074,832	6,081,427
Inventory	3,722,087	-	3,722,087
Property and equipment	7,694,541	-	7,694,541
Expenditures for long-lived assets	4,846,448	-	4,846,448

2006
Revenue	$2,714,184	$31,528,433	$34,242,617
Gross margin	45%	31%	32%
Receivable	1,039,279	5,074,974	6,384,253
Inventory	4,396,247	-	4,396,247
Property and equipment	8,321,004	-	8,321,004
Expenditures for long-lived assets	6,523,373	-	6,523,373

2007
Revenue	$7,297,447	$38,611,809	$45,909,256
Gross margin	21%	16%	17%
Receivable	1,948,355	10,765,350	12,713,705
Inventory	7,499,768	-	7,499,768
Property and equipment	17,449,871	-	17,449,871
Expenditures for long-lived assets	6,172,666		6,172,666

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 — SUPPLEMENTARY INFORMATION ABOUT CASH FLOWS

	Years Ended December 31,
	2005	2006	2007
Cash Paid
Interest	$29,982	$-	$-
Income Tax	185,417	689,049	(5,598)

Non-Cash Transactions	Years Ended December 31,
	2005	2006	2007
Dividend payable	$111,140	$-	$-
Amount due to stockholders	-	-	2,200,000
Common stock	-	1,943	-
Additional paid-in capital	1,236,445	(27,661)	354,386
Appropriation	368,326	792,745	655,261
Retain Earnings	(1,715,911)	(792,745)	(2,855,261)
Deferred offering expense	-	25,718	-
Translation adjustments	-	-	(354,386)

NOTE 18 — Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for 2006 and 2007 is as follows:

	Quarterly Financial Data
	First	Second	Third	Fourth
2007
Net sales	$6,762,087	$8,896,421	$15,719,648	$14,531,100
Gross profit	1,381,167	1,211,739	3,013,322	2,215,109
Net income (loss)	(1,080,391)	(654,926)	774,115	(1,944,135)
Basic earnings per share	$(0.05)	$(0.03)	$0.03	$(0.09)

	First	Second	Third	Fourth
2006
Net sales	$9,366,290	$9,603,108	$8,867,131	$6,482,159
Gross profit	3,256,332	3,443,770	3,233,901	1,257,215
Net income (loss)	1,948,927	832,933	668,845	(1,785,889)
Basic earnings per share	$0.10	$0.04	$0.03	$(0.08)

PART II—INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses payable by the registrant in connection with the issuance and distribution of the common stock being registered. All amounts are estimates, except the SEC registration fee.

Nature of Expenses	Amount of Fees
SEC registration fee	$5,875.17
NASD filing fee	NA
Nasdaq National Market listing fee	$5,000
Legal fees and expenses	$60,000
Accounting fees and expenses	$57,000
Total	$127,875.17

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Sections 78.7502 and 78.751 of the Nevada Revised Statutes provides for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Nevada Law provides, among other things, that a corporation may indemnify a person who was or is a party to or is threatened to be made a party to, any threatened pending or completed action by reason of their service to the corporation. Expenses include attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action suit or proceeding. In order to be entitled to indemnification such person must have acted in good faith and in a manner reasonably believed to be in, or not opposed to, the corporation’s best interests or the person must not have breached his fiduciary duties to the corporation in a manner involving intentional misconduct, fraud or knowing violation of the law. Further, discretionary indemnification may be authorized by the stockholders, a majority vote of a quorum of disinterested directors, or if no quorum can be obtained or any such quorum so orders, by legal opinion of counsel. Article XIII of the our Articles of Incorporation provides for indemnification of our directors, officers, employees and other agents to the extent and under the circumstances permitted by the Nevada Revised Statutes.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

On September 5, 2005, Online issued 1,333,333, (800,000 on a post-Reverse Split basis), restricted shares of its common stock to Chardan Capital, LLC, in exchange for Chardan’s services in finding an operating company as a target for the Share Exchange.  The fair value of these shares at the issuance date was approximately $532,000 at a price of $0.40 per share , which was the market price on that day.  All of the stock is subject to our right to repurchase it for the same amount Chardan paid to acquire the stock if Online consummates a business combination with an operating company that Chardan did not introduce to Online.  Online acknowledges that Chardan introduced Diguang to Online.  Upon the filing of the resale registration statement required under the terms of the Share Exchange between us and Online and in the registration rights agreement in connection with the Offering, that right of repurchase will expire, and none of the restricted shares issued to Chardan may be repurchased.  The sale of these securities was exempt from registration under Section 4(2) of the Securities Act on the grounds that they were offered and sold in a private transaction involving fewer than 35 persons.  This sale of securities did not result in any proceeds to us.

Pursuant to the placement agent agreement Online entered into in September 2005 in connection with the Offering, which is the private placement of 2.4 million shares at a price of $5 per share for aggregate gross proceeds of $12 million, Online issued to two placement agents, 133,000 shares of our common stock to Chardan Capital Markets, LLC   and 110,000 shares of our common stock to Maxim Group, LLC, 405,000 shares of our common stock (243,000 on a post-Reverse Split basis) in exchange for the placement service provided by two placement agents. Pursuant to the same placement agent agreement, we paid to Chardan Capital Markets, LLC and Maxim Group, LLC, a one-time fee equal to 8% of the total funds raised in the Offering (funds raised not to exceed $12,000,000). Additionally, we will pay $5,000 on the first day of each month commencing during the term of the placement agent agreement.  The fair value of these shares at the issuance date (December 21, 2005) was approximately $1,117,395 at a price of $2.76 per share, which was the market price on that day.   The issuance of these shares was exempt from the registration under Regulation 4(2) and Rule 506 of Regulation D promulgated under the Act.   Tripoint Capital Advisors received a cash fee of $40,000 in connection with the Offering.

Sino Olympics, Diguang Holdings’ sole shareholder prior to the Share Exchange, agreed to sell a total of 876,941 shares of its Diguang common stock to Craig Samuels (87,694 shares), JLF Partners I, LLC (259,785 shares), JLF Partners II, LLC (23,362 shares), JLF Offshore Fund, Ltd. (418,406 shares) and Hilltop Holdings Company, LP (87,694 shares) in exchange for a cash payment of $500,000, $1,481,200, $133,202, $2,385,598 and $500,000, respectively pursuant to an agreement for sale of stock dated as of March 17, 2006. The sale of this stock was conditioned on, and was consummated in conjunction with, the Share Exchange.  The sale of these securities is exempt from registration under Regulation 4(2) on the grounds that they were offered in a private transaction involving fewer than 35 unaccredited investors.  This sale of securities did not result in any proceeds to us.

To accomplish the Share Exchange with Diguang Holdings, we issued on March 17, 2006 an aggregate of 18,250,000 shares of our common stock in exchange for all of Diguang Holdings’ issued and outstanding capital stock.  The shares were issued to 6 accredited investors, Sino Olympics, Craig Samuels, JLF Partners I, LLC, JLF Partners II, LLC, JLF Offshore Fund, LP and Hilltop Holdings Company, LP pursuant to the exemption from registration under Section 4(2) of the Securities Act for issuances not involving any public offering.  Sino Olympics, is controlled by Yi Song and Hong Song, but none of the other recipients of our stock are affiliated with, controlled by or otherwise related to the Songs.

On March 17, 2006 we issued 2,400,000 shares of our common stock in a private placement in consideration for $12,000,000 paid by 94 investors, all of whom were accredited. This issuance was exempt from registration under Section 4(2) of the Securities Act for issuances not involving any public offering.

On July 11, 2006, Gotham Holdings, L.P., (“Gotham”) transferred its interest in 34,500 shares of our common stock $0.001 per value to Globis Asia LLC (“Globis”). Both Gotham and Globis represented to us that they were accredited. The transfer will not result in a violation of the registration provisions of Section 5 of the U.S. Securities Act of 1933.

On September 30, 2004, Amaranth Global Equities Master Fund Limited (“Amaranth”) transferred its interest in 400,000 of our common stock to Dynahero Investments Limited (“Dynahero”) for a purchase price per share of $5.10. Both Amaranth and Dynahero represented to us that they were accredited and represented that the transfer will not violate any applicable U.S federal and state securities laws.

ITEM 16. EXHIBITS

 (a) Exhibits

Exhibit No.	Description
2.1
Amended and Restated Share Exchange Agreement with Online, Diguang, Terri Wonderly, Sino Olympics, JLF Partners I, LP, JLF Partners II, LP, JLF Offshore Fund, Ltd., Craig Samuels and Hilltop Holdings Company, LP, dated March 17, 2006 (incorporated by reference from Form 8-K filed on March 21, 2006)

3.1(i)	Amended and Restated Articles of Incorporation (incorporated by reference from Form S-1/A filed on October 30, 2006)

3.1(ii)	Amended and Restated By-laws (incorporated by reference from Form S-1/A filed on October 30, 2006)

4.1
Amended and Restated Share Exchange Agreement with Online, Diguang International Holdings Limited, Terri Wonderly, Sino Olympics, JLF Partners I, LP, JLF Partners II, LP, JLF Offshore Fund, Ltd., Craig Samuels and Hilltop Holdings Company, LP dated March 17, 2006 (Exhibit 2.1)

4.2	Placement Agent Agreement with Online, Chardan Capital Markets, LLC and Maxim Group, LLC dated September 27, 2005 (incorporated by reference from Form S-1 filed on June 16, 2006)

4.3	Amended and Restated Form of Registration Rights Agreement dated January 16, 2006 (incorporated by reference from Form S-1 filed on June 16, 2006)

5.1	Opinion of Hale Lane Peek Dennison and Howard , as to legality of offered securities (incorporated by reference from Form S-1/A filed on October 30, 2006)

10.1
Production Building Lease Contract with Dongguan Diguang Electronics Science & Technology Co., Ltd. and Shenzhen Diguang Electronics Co. dated March 30, 2005 (incorporated by reference from Form S-1 filed on June 16, 2006)

10.2	Employment Agreement of Yi Song (incorporated by reference from Form 8-K filed on April 21, 2006)

10.3	Employment Agreement of Hong Song (incorporated by reference from Form 8-K filed on April 21, 2006)

10.4	Amended and Restated Purchase Option Agreement dated May 12, 2006 (incorporated by reference from Form 10-QSB filed on May 15, 2006)

10.5	Lease Agreement between Wuhan Diguang Electronics Co. Ltd. and TPV Technology (Wuhan) Co. Ltd dated November 18, 2006 (incorporated by reference from Form 10-K filed on April 14, 2008)

10.6	Employment Agreement of Keith Hor dated March 7 2007 (incorporated by reference from Form 8-K filed on March 13, 2007)

10.7	Lease Agreement between Dihao Electronics (Yangzhou) Co. Ltd and Transcend Optronics (Yangzhou) Co., Ltd dated October 1, 2007 (incorporated by reference from Form 10-K filed on April 14, 2008)

10.8	Lease Agreement between Wuhan Diguang Electronics Co. Ltd and Wuhan Hannstar Technology Co. Ltd dated October 29, 2007 (incorporated by reference from Form 10-K filed on April 14, 2008)

10.9	Sale and Purchase Agreement relating to 100% interest in Dongguan Diguang Science & Technology Limited dated December 29, 2007 (incorporated by reference from Form 8-K filed on January 4, 2008)

14.1	Code of Ethics (incorporated by reference from Form S-1/A filed on October 30, 2006)

21.1	Subsidiaries of the registrant (incorporated by reference from Form S-1 filed on June 16, 2006)

23.1	Consent of BDO Guangdong Dahua Delu, Certified Public Accountants*

23.2	Consent of Reanda Certified Public Accountants*

* Filed herewith

 (b) Financial Statement Schedules

ITEM 17. UNDERTAKINGS

(a)   The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, That:

(A) Paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(B) Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

(C) Provided further, however , that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form S-1 or Form S-3, and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation SB.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

(4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B (230.430B of this chapter):

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3)shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) , or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Shenzhen, The People’s Republic of China on November 7, 2008.
Diguang International Development Co., Ltd.
(Registrant)

/s/ Keith Hor
By: Keith Hor
Title: Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, this report has been signed by the following persons in the capacities and on the dates indicated.

Dated: November 7, 2008	/s/ Yi Song
Yi Song
Chairman of the Board and Chief Executive Officer (Director and Principal Executive Officer)

Dated: November 7, 2008	/s/ Hong Song
Hong Song
Director and Chief Operating Officer

Dated: November 7, 2008	/s/ Fong Heung Sang
Fong Heung Sang
Director

Dated: November 7, 2008	/s/ Hoi S. Kwok
Hoi S. Kwok
Director

Dated: November 7, 2008	/s/ Tuen-Ping Yang
Tuen-Ping Yang
Director

Dated: November 7, 2008	/s/ Keith Hor
Keith Hor
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

EXHIBIT INDEX

Exhibit No.	Description
2.1
Amended and Restated Share Exchange Agreement with Online, Diguang, Terri Wonderly, Sino Olympics, JLF Partners I, LP, JLF Partners II, LP, JLF Offshore Fund, Ltd., Craig Samuels and Hilltop Holdings Company, LP, dated March 17, 2006 (incorporated by reference from Form 8-K filed on March 21, 2006)

3.1(i)	Amended and Restated Articles of Incorporation (incorporated by reference from Form S-1/A filed on October 30, 2006)

3.1(ii)	Amended and Restated By-laws (incorporated by reference from Form S-1/A filed on October 30, 2006)

4.1
Amended and Restated Share Exchange Agreement with Online, Diguang International Holdings Limited, Terri Wonderly, Sino Olympics, JLF Partners I, LP, JLF Partners II, LP, JLF Offshore Fund, Ltd., Craig Samuels and Hilltop Holdings Company, LP dated March 17, 2006 (Exhibit 2.1)

4.2	Placement Agent Agreement with Online, Chardan Capital Markets, LLC and Maxim Group, LLC dated September 27, 2005 (incorporated by reference from Form S-1 filed on June 16, 2006)

4.3	Amended and Restated Form of Registration Rights Agreement dated January 16, 2006 (incorporated by reference from Form S-1 filed on June 16, 2006)

5.1	Opinion of Hale Lane Peek Dennison and Howard , as to legality of offered securities (incorporated by reference from Form S-1/A filed on October 30, 2006)

10.1
Production Building Lease Contract with Dongguan Diguang Electronics Science & Technology Co., Ltd. and Shenzhen Diguang Electronics Co. dated March 30, 2005 (incorporated by reference from Form S-1 filed on June 16, 2006)

10.2	Employment Agreement of Yi Song (incorporated by reference from Form 8-K filed on April 21, 2006)

10.3	Employment Agreement of Hong Song (incorporated by reference from Form 8-K filed on April 21, 2006)

10.4	Amended and Restated Purchase Option Agreement dated May 12, 2006 (incorporated by reference from Form 10-QSB filed on May 15, 2006)

10.5	Lease Agreement between Wuhan Diguang Electronics Co. Ltd. and TPV Technology (Wuhan) Co. Ltd dated November 18, 2006 (incorporated by reference from Form 10-K filed on April 14, 2008)

10.6	Employment Agreement of Keith Hor dated March 7 2007 (incorporated by reference from Form 8-K filed on March 13, 2007)

10.7	Lease Agreement between Dihao Electronics (Yangzhou) Co. Ltd and Transcend Optronics (Yangzhou) Co., Ltd dated October 1, 2007 (incorporated by reference from Form 10-K filed on April 14, 2008)

10.8	Lease Agreement between Wuhan Diguang Electronics Co. Ltd and Wuhan Hannstar Technology Co. Ltd dated October 29, 2007 (incorporated by reference from Form 10-K filed on April 14, 2008)

10.9	Sale and Purchase Agreement relating to 100% interest in Dongguan Diguang Science & Technology Limited dated December 29, 2007 (incorporated by reference from Form 8-K filed on January 4, 2008)

14.1	Code of Ethics (incorporated by reference from Form S-1/A filed on October 30, 2006)

21.1	Subsidiaries of the registrant (incorporated by reference from Form S-1 filed on June 16, 2006)

23.1	Consent of BDO Guangdong Dahua Delu, Certified Public Accountants*

23.2	Consent of Reanda Certified Public Accountants*

* Filed herewith